08000133

RECEIVED

2008 JAN 10 A 11: 03

GYRUS GROUP PLC

410 Wharfedale Road
Winnersh Triangle, Wokingham
Berkshire RG41 5RA
+44 (0) 118 921 9750 TEL
+44 (0) 118 921 9850 FAX
www.gyrusgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549

PROCESSED
JAN 2 2 2008
THOMSON
FINANCIAL

SUPPL

4th January 2008

Dear Sirs,

Continuing Obligations Under Rule 12g3-2(b) (Exemption Number 82-35040)

Further to the exemption granted Gyrus Group Plc pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed copies of the following documents and announcements, which were recently made public or sent to shareholders:

- Stock Exchange announcement regarding Rule 2.10 of the City Code on Takeovers and Mergers dated 4 January 2008.
- Two Stock Exchange announcements regarding Holdings in Company dated 4 January 2008.
- Three Stock Exchange announcements regarding Holdings in Company dated 2 January 2008.
- Stock Exchange announcement regarding Total Voting Rights dated 2 January 2008.
- Stock Exchange announcement regarding Acquisition Update dated 27 December 2007.
- Stock Exchange announcement regarding Rule 2.10 of the City Code on Takeovers and Mergers dated 21 December 2007.
- Two Stock Exchange announcements regarding Holdings in Company dated 21 December 2007.
- Stock Exchange announcement regarding Holdings in Company dated 17 December 2007.
- Scheme of Arrangement document dated 17 December 2007.
- Stock Exchange announcement regarding Rule 2.10 of the City Code on Takeovers and Mergers dated 14 December 2007.
- Stock Exchange announcement regarding Blocklisting Six Monthly Review dated 11 December 2007.
- Stock Exchange announcement regarding Holdings in Company dated 10 December 2007.

dlw 1/14

- Stock Exchange announcement regarding Total Voting Rights dated 30 November 2007.
- Return of Allotment of Shares dated 11 December 2007.
- Three forms for Return of Allotment of Shares dated 7 December 2007.
- Return of Allotment of Shares dated 6 December 2007.
- Five forms for Return of Allotment of Shares dated 5 December 2007.

Yours sincerely,

Yomi Akisanya

Enc.

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10 A 11:08
CORPORATE

GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Rule 2.10 Announcement
Released	12:06 04-Jan-08
Number	1135L

Gyrus Group plc

Company number 03234242

(the Company)

Rule 2.10 Announcement

The Company announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 3 January 2008 it had the following relevant securities in issue: 148,640,484 Ordinary shares of 1p each

The ISIN reference number for these securities is GB0001701522

-ENDS-

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	10:13 04-Jan-08
Number	0919L

GYRUS GROUP PLC

RNS Number:0919L
Gyrus Group PLC
04 January 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

GYRUS GROUP PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (NO)

An event changing the breakdown of voting rights: (NO)

Other (please specify) : (NO)

3. Full name of person(s) subject to the notification obligation:

STANDARD LIFE INVESTMENTS LTD

4. Full name of shareholder(s) (if different from 3.):

VIDACOS NOMINEES

5. Date of the transaction and date on which the threshold is crossed or reached if different):

2 JANUARY 2008

6. Date on which issuer notified:

3 JANUARY 2008

7. Threshold(s) that is/are crossed or reached:

3%, 4% AND 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0001701522	8,075,766	8,075,766

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0001701522	BELOW 3%	BELOW 3%	BELOW 3%	BELOW 3%	BELOW 3%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
			BELOW 3%	BELOW 3%

Total (A+B)

Number of voting rights	% of voting rights
BELOW 3%	BELOW 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

STANDARD LIFE INVESTMENTS LTD

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

YOMI AKISANYA

15. Contact telephone number:

0118 921 9750

This information is provided by RNS
The company news service from the London Stock Exchange

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GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	07:00 04-Jan-08
Number	0753L

RNS Number:0753L
Gyrus Group PLC
03 January 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Gyrus Group Plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify) :

3. Full name of person(s) subject to the notification obligation:

Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.):

Deutsche Bank AG

Abbey Life Assurance Company Ltd

Tilney Investment Management

5. Date of the transaction and date on which the threshold is crossed or reached if different):

02/01/2008

6. Date on which issuer notified:

03/01/2008

7. Threshold(s) that is/are crossed or reached:

6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0001701522	8,169,816	8,182,012

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0001701522	8,928,152	8,928,152	12,196	6.01	0.01

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
8,940,348	6.02

9. Chain of controlled undertakings through which the voting rights and/or the

financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Yomi Akisanya

15. Contact telephone number: +00 44 118 921 9750

This information is provided by RNS
The company news service from the London Stock Exchange

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GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	18:18 02-Jan-08
Number	9683K

RNS Number:9683K
Gyrus Group PLC
02 January 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Gyrus Group Plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (no)

An event changing the breakdown of voting rights: (no)

Other (please specify) : (no)

3. Full name of person(s) subject to the notification obligation:

Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.):

Vidacos Nominees

5. Date of the transaction and date on which the threshold is crossed or reached if different):

31 December 2007

6. Date on which issuer notified:

2 January 2008

7. Threshold(s) that is/are crossed or reached:

6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0001701522	9,151,880	9,151,880

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0001701522	8,075,766	4,334,712	3,741,054	2.916%	2.517%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
8,075,766	5.433%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Yomi Akisanya

15. Contact telephone number:

0118 921 9750

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

2008 JAN 10 A 11:03

Free annual report

GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	14:50 02-Jan-08
Number	9293K

RNS Number:9293K
Gyrus Group PLC
02 January 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Gyrus Group Plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.):

Deutsche Bank AG

Abbey Life Assurance Company Ltd

Tilney Investment Management

5. Date of the transaction and date on which the threshold is crossed or reached if different):

27/12/2007

6. Date on which issuer notified:

28/12/2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0001701522	6,057,028	6,057,028

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0001701522	8,169,816	8,169,816	12,196	5.50	0.01

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
8,182,012	5.51

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

David Lindsay / Andrew Anderson

15. Contact telephone number:

+00 44 207 545 8533 / 8532

This information is provided by RNS
The company news service from the London Stock Exchange

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GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	15:07 02-Jan-08
Number	9291K

RNS Number:9291K
Gyrus Group PLC
02 January 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

GYRUS GROUP PLC

2. Reason for notification

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

AXA S.A. 25 Avenue Matignon, 75008 Paris and its group of companies

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached if different):

24/12/2007

6. Date on which issuer notified:

27/12/2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

TOTAL

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
0170152	7,482,024	7,482,024

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
0170152	1,026,209	1,026,209	5,955,815	0.69	4.01

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,982,024	4.70%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Terry Marsh

15. Contact telephone number:

020 7003 2637

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Total Voting Rights
Released	14:55 02-Jan-08
Number	9351K

GYRUS GROUP PLC

GYRUS GROUP PLC ("the Company")

Total Voting Rights

In conformity with Section 5.6.1 of the Disclosure and Transparency Rules, the Company, a leading supplier of medical devices to reduce trauma and complications in surgery, would like to notify the market that as at 31st December 2007, the issued share capital and voting rights of the Company were as follows:

148,632,762 Ordinary 1p shares with voting rights attached (one vote per share);

and 2,646,370 Deferred Redeemable 50p shares without voting rights attached.

No shares are held in Treasury.

Therefore, the total number of voting rights in GYRUS GROUP PLC is 148,632,762.

Shareholders may use the total voting rights figure of 148,632,762 as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

2nd January 2008

Contact details:

Name: Yomi Akisanya
Assistant Company Secretary

Address: 410, Wharfedale Road,
Winnersh Triangle,
Wokingham
Berkshire.
RG41 5RA

Telephone: 0118 921 9750

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GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Acquisition Update
Released	07:08 27-Dec-07
Number	6631K

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

27 December 2007

For immediate release

Recommended cash acquisition of Gyrus Group plc ("Gyrus") by Olympus UK Acquisitions Limited ("Olympus UK Acquisitions"), a wholly owned subsidiary of Olympus Corporation ("Olympus") (the "Acquisition").

Expiration of Hart-Scott-Rodino Waiting Period

The Boards of Olympus and Gyrus today announce that the waiting period relating to the Acquisition under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) has expired. This concludes the statutory review process in relation to the Acquisition under US anti-trust laws.

Regulatory review by competition authorities in two European jurisdictions remains in process.

Completion of the Acquisition remains subject to the satisfaction of other conditions, including the approval of the Scheme of Arrangement by Gyrus Shareholders. The timetable for the proposed Acquisition of Gyrus remains as previously announced. Assuming that Gyrus Shareholders approve the Scheme of Arrangement at the forthcoming court and general meetings and the outstanding Regulatory Approvals are obtained, the Scheme of Arrangement is expected to become effective on 1 February 2008.

Enquiries:

Perella Weinberg (financial adviser to Olympus)	+44 20 7268 2800
Philip Yates	
Graham Davidson	
Ogilvy Public Relations Worldwide (PR adviser to Olympus)	+44 20 7309 1000
Kerrin Roberts	
Ben Lock	
Gyrus	+44 1189 219 750
Brian Steer, Chairman	
Roy Davis, Chief Executive Officer	
Simon Shaw, Chief Financial Officer	
Bear Stearns (financial adviser to Gyrus)	+44 20 7516 6000
Paul Abecassis	
Stuart Rankine	
Morgan Stanley (financial adviser and corporate broker to Gyrus)	+44 20 7425 5000
Peter Moorhouse	
Laura Howard	
Henry Stewart	
Edward Knight	

Financial Dynamics (PR adviser to Gyrus) +44 20 7831 3113
David Yates

Words and expressions defined in the Scheme Document dated 17 December 2007 have the same meanings in this announcement.

This announcement is not intended to and does not constitute an offer to sell or invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise. The Acquisition will be made solely through the Scheme Document, which contains the full terms and conditions of the Acquisition, including details of how to vote in respect of the Acquisition. Any acceptance or other response to the Acquisition should be made only on the basis of the information in the Scheme Document. Gyrus Shareholders are advised to read the formal documentation for the Acquisition carefully.

Perella Weinberg Partners UK LLP, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Olympus and Olympus UK Acquisitions and no-one else in connection with the Acquisition and will not be responsible to anyone other than Olympus and Olympus UK Acquisitions for providing the protections afforded to the clients of Perella Weinberg or for providing advice in relation to the Acquisition.

Bear, Stearns International Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting solely for Gyrus in connection with the Acquisition and no-one else and will not be responsible to anyone other than Gyrus for providing the protections afforded to clients of Bear Stearns or for providing advice in relation to the Acquisition or any of the matters referred to in this announcement.

Morgan Stanley & Co. Limited is acting solely for Gyrus in connection with the Acquisition and no-one else and will not be responsible to anyone other than Gyrus for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Acquisition or any of the matters referred to in this announcement.

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RECEIVED
2008 JAN 10 A 11:28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Free annual report

GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	13:26 21-Dec-07
Number	5148K

RNS Number:5148K
Gyrus Group PLC
21 December 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

GYRUS GROUP PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

DEUTSCHE BANK AG

4. Full name of shareholder(s) (if different from 3.):

DEUTSCHE BANK AG
ABBEY LIFE ASSURANCE COMPANY LTD

5. Date of the transaction and date on which the threshold is crossed or reached if different):

19/12/2007

6. Date on which issuer notified:

7. Threshold(s) that is/are crossed or reached:

4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0001701522	4,924,493	4,924,493

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0001701522	6,057,028	6,057,028		4.08	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,057,028	4.08

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

DAVID LINDSAY/ANDREW ANDERSON

15. Contact telephone number:

+00 44 207 545 8533/8532

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Rule 2.10 Announcement
Released	12:28 21-Dec-07
Number	5133K

GYRUS GROUP PLC

20 December 2007

Gyrus Group plc

Company number 03234242

(the Company)

Rule 2.10 Announcement

The Company announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 20 December 2007 it had the following relevant securities in issue:
148,632,762 Ordinary shares of £1 each

The ISIN reference number for these securities is GB0001701522

-ENDS-

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GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	13:24 21-Dec-07
Number	5128K

RNS Number:5128K
Gyrus Group PLC
21 December 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Gyrus Group Plc

2. Reason for notification (yes/no)

   An acquisition or disposal of voting rights — Yes

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

   An event changing the breakdown of voting rights

   Other (please specify):

3. Full name of person(s) subject to notification obligation: Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3): Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different): 19th December 2007

6. Date on which issuer notified: 21st December 2007

7. Threshold(s) that is/are crossed or reached: Reached 6%

8: Notified Details

A: Voting rights attached to shares

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
0170152 Ord GBP0.01	8,857,591	8,857,591

Resulting situation after the triggering transaction

Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
0170152 Ord GBP0.01	9,083,110	0	9,083,110	0	6.113

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
9,083,110	6.113

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

6,169 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

9,076,941 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name:

Central Disclosure Unit

15. Contact telephone name:

+44 (0) 1444 418127

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	09:49 17-Dec-07
Number	0363K

RNS Number:0363K
Gyrus Group PLC
17 December 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Gyrus Group Plc

2. Reason for notification (yes/no)

   An acquisition or disposal of voting rights: Yes

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

   An event changing the breakdown of voting rights

   Other (please specify):

3. Full name of person(s) subject to notification obligation: Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3): Lloyds Bank (PEP) Nominees Ltd
   State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different): 13th December 2007

6. Date on which issuer notified: 14th December 2007

7. Threshold(s) that is/are crossed or reached: Fallen to 5%

8: Notified Details

A: Voting rights attached to shares

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
0170152 Ord GBP0.01	8,933,077	8,933,077

Resulting situation after the triggering transaction

Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
0170152 Ord GBP0.01	8,857,591	0	8,857,591	0	5.966

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
8,857,591	5.966

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

6,169 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

8,851,422 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of

Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name:

Yomi Akisanya

15. Contact telephone name:

118 921 9750

This information is provided by RNS
The company news service from the London Stock Exchange

END

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

PART 2 OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985. THIS DOCUMENT CONTAINS A PROPOSAL WHICH, IF IMPLEMENTED, WILL RESULT IN THE CANCELLATION OF THE LISTING OF GYRUS SHARES ON THE OFFICIAL LIST OF THE UK LISTING AUTHORITY AND OF TRADING IN GYRUS SHARES ON THE LONDON STOCK EXCHANGE'S MAIN MARKET FOR LISTED SECURITIES.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser who, if you are in the UK, is authorised pursuant to the Financial Services and Markets Act 2000, or from an appropriately authorised independent financial adviser if you are in a territory outside the UK.

If you have sold or otherwise transferred all of your Gyrus Shares, please send this document (but not the personalised Forms of Proxy or Loan Note Form of Election) at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, such documents should not be forwarded or transmitted in, or into, any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction. If you have sold or otherwise transferred part of your holding of Gyrus Shares, you should retain these documents and consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

The distribution of this document in or into jurisdictions other than the UK may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of Gyrus in Part 1 of this document, which contains the unanimous recommendation of the Directors that you vote in favour of the Scheme at the Court Meeting and the special resolution to be proposed at the Extraordinary General Meeting. A letter from Gyrus's financial advisers, Bear Stearns and Morgan Stanley, is set out in Part 2 of this document which, together with Parts 5 to 10 of this document, comprises an explanatory statement in compliance with section 426 of the Companies Act 1985. Part 4 of this document contains the Scheme.

Notices of the Court Meeting and the EGM, each of which will be held at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO on 9 January 2008, are set out at the end of this document. The Court Meeting will start at 11.00 a.m. on that date and the EGM at 11.15 a.m. or as soon thereafter as the Court Meeting is concluded or adjourned.

Recommended acquisition of

GYRUS GROUP PLC

by

OLYMPUS UK ACQUISITIONS LIMITED

to be effected by means of a
scheme of arrangement
under section 425 of the Companies Act 1985

Gyrus Shareholders will find enclosed with this document a blue Form of Proxy and a white Form of Proxy. The blue Form of Proxy is to be used in connection with the Court Meeting and the white Form of Proxy is to be used in connection with the EGM. Whether or not you intend to attend these Meetings, please complete and sign both Forms of Proxy and return them in accordance with the instructions printed on the forms either by post or (during normal business hours only) by hand to Capita Registrars, Proxies, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU so as to arrive as soon as possible but in any event so as to be received by no later than 11.00 a.m. on 7 January 2008 in the case of the Court Meeting (blue form) and by no later than 11.15 a.m. on 7 January 2008 in the case of the EGM (white form). This will enable your votes to be counted at the Meetings in the event of your absence.

If the blue Form of Proxy relating to the Court Meeting is not returned or lodged by 11.00 a.m. on 7 January 2008, it may be handed to the Registrars before the start of the Court Meeting. However, in the case of the EGM, if the white Form of Proxy is not lodged so as to be received by the time mentioned above and in accordance with the instructions on that Form of Proxy, it will be invalid.

Gyrus Shareholders who hold shares through CREST and who wish to appoint a proxy or proxies for the Meetings by using the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. Further details are set out on pages 5 and 6 of this document.

Certificated Gyrus Shareholders (other than Restricted Overseas Persons) will also find enclosed with this document a green Loan Note Form of Election. Certificated Gyrus Shareholders (other than Restricted Overseas Persons) who wish to make an election under the Loan Note Alternative are requested to complete the green Loan Note Form of Election in accordance with the instructions printed thereon and return such form at the same time they return their Forms of Proxy.

IMPORTANT NOTICE

Bear, Stearns International Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting solely for Gyrus in connection with the Acquisition and the Scheme and no-one else and will not be responsible to anyone other than Gyrus for providing the protections afforded to clients of Bear Stearns or for providing advice in relation to the Acquisition or the Scheme or any other matter referred to in this document.

Morgan Stanley & Co. Limited is acting solely for Gyrus in connection with the Acquisition and the Scheme and no-one else and will not be responsible to anyone other than Gyrus for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Acquisition or the Scheme or any other matter referred to in this document.

Perella Weinberg Partners UK LLP, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting solely for Olympus and Olympus UK Acquisitions in connection with the Acquisition and the Scheme and no-one else and will not be responsible to anyone other than Olympus and Olympus UK Acquisitions for providing the protections afforded to clients of Perella Weinberg or for providing advice in relation to the Acquisition or the Scheme or any other matter referred to in this document.

INFORMATION FOR OVERSEAS PERSONS

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and, therefore, persons into whose possession this document comes should inform themselves about, and observe, such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document does not constitute an offer or invitation to sell, purchase, subscribe for or issue any securities or the solicitation of an offer to buy or subscribe for securities pursuant to this document or otherwise in any jurisdiction in which such offer, invitation or solicitation is unlawful.

The Loan Notes, which may be issued in connection with the Scheme as described herein, have not been, and will not be, registered under the US Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and such state securities laws.

Any Loan Note which may be issued in connection with the Scheme has not been, and will not be, registered under the relevant securities laws of Japan. No securities registration statement in relation to the Loan Notes has been, or will be, filed with the Director of the Kanto Local Finance Bureau in Japan. No prospectus in relation to the Loan Notes has been, or will be, lodged with or registered by the Australian Securities and Investments Commission, the Japanese Ministry of Finance or the Companies Office in New Zealand. Accordingly, the Loan Notes have not been and may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from Australia, Canada, Japan, New Zealand or any other jurisdiction where to do so would constitute a violation of relevant laws or require registration of the Loan Notes or to, or for the account or benefit of, any Restricted Overseas Person.

No other listing authority or equivalent has reviewed, approved or disapproved of this document, the Scheme, the Acquisition or the Loan Notes.

The Acquisition relates to the shares of a UK company that is a "foreign private issuer" as defined under Rule 3b-4 under the US Exchange Act and is proposed to be implemented by means of a scheme of arrangement governed by English law. Accordingly, neither the proxy solicitation nor the tender offer rules under the US Exchange Act will apply to the Scheme. Moreover, the Scheme will be subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules. Financial information included in this Scheme Document will have been prepared in accordance with accounting standards applicable in the UK that may not be comparable to the accounting standards applicable to financial statements of US companies. If Olympus UK Acquisitions exercises its right to implement the acquisition of the Gyrus Shares by way of a takeover offer, any public offering to be made in the United States and to US persons will be made in compliance with applicable US securities laws and regulations. None of the financial information in this Scheme Document has been audited in accordance with auditing standards generally accepted in the United States or the auditing standards of the Public Company Accounting Oversight Board (United States). Gyrus is a public limited company incorporated under the laws of England and Wales. All the directors of Gyrus may be citizens or residents of countries other than the United States and, as a result, it may not be possible for Gyrus Shareholders who are resident in the United States to elect service of process within the United States upon the Gyrus Group or the directors of Gyrus. All or a substantial portion of the assets of such persons and of the Gyrus Group may be located outside the United States. As a result, it may not be possible for Gyrus Shareholders to enforce against them judgments of US courts, including judgments predicated upon civil liabilities under the securities laws of the United States or any state or territory within the United States.

DISCLOSURE NOTICE

The statements contained herein are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of either Gyrus or Olympus UK Acquisitions except where otherwise stated.

No person has been authorised to make any representations on behalf of Gyrus or Olympus UK Acquisitions concerning the Acquisition or the Scheme which are inconsistent with the statements contained herein and any such representations, if made, may not be relied upon as having been so authorised.

No person should construe the contents of this document as legal, financial or tax advice and should consult their own advisers in connection with the matters contained herein.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document, includes statements that are, or may be deemed to be, "forward-looking statements". Such statements include the expected timing of the Acquisition, the expected effects on Gyrus or Olympus UK Acquisitions of the Acquisition, anticipated earnings enhancements, estimated cost savings and other synergies, potential strategic options, plans for and benefits of integration, estimated future growth, market position and all other statements in this document other than statements of historical fact. All statements other than statements of historical fact included in this document may be forward-looking statements. Forward-looking statements include, without limitation, statements that typically contain words such as "will", "may", "should", "continue", "aims", "believes", "expects", "estimates", "intends", "anticipates", "projects", "plans" or similar expressions. By their nature, forward-looking statements involve known or unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that all occur in the future. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Gyrus or Olympus UK Acquisitions. Actual results may differ materially from those expressed in the forward-looking statements depending on a number of factors, including, but not limited to, the satisfaction of the Conditions to the Acquisition, future market conditions, the behaviour of other market participants, an adverse change in the economic climate, a fluctuation in the level of customers' commercial activity, appropriate consultation with employee representative bodies, a loss of key personnel and the extent to which the Gyrus and Olympus UK Acquisitions businesses are successfully integrated. Many of these risks and uncertainties relate to factors that are beyond the relevant companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants. Investors should not place undue reliance on

such forward-looking statements, which are made as of the date hereof and each of Gyrus and Olympus UK Acquisitions assumes no obligation and does not intend publicly to update or revise these forward-looking statements, whether as a result of future events, new information or otherwise, except as required pursuant to applicable law.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Gyrus, all "dealings" in any "relevant securities" of Gyrus (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant transaction. This requirement will continue until the Effective Date or until the date on which the Scheme lapses or is otherwise withdrawn or when the "offer period" for the purposes of the City Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Gyrus, they will be deemed to be a single person for the purpose of Rule 8.3 of the City Code.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Gyrus by Olympus UK Acquisitions or Gyrus, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the Business Day following the date of the relevant transactions.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks within this section headed "Dealing Disclosure Requirements" are defined in the City Code, which can be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8 of the City Code, you should consult the Panel.

Definitions used in this document are set out in Part 10 of this document.

ACTION TO BE TAKEN

The Court Meeting and the EGM will be held at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO on 9 January 2008 at 11.00 a.m. and 11.15 a.m. respectively (or, in the case of the EGM, if later, as soon as the Court Meeting has been concluded or adjourned). The Scheme requires approval at both of these Meetings.

Gyrus Shareholders-please check that you have received the following with this document:

- a blue Form of Proxy for use in respect of the Court Meeting;
- a white Form of Proxy for use in respect of the EGM; and
- (if applicable) a green Loan Note Form of Election for use in respect of the Loan Note Alternative (certificated Scheme Shareholders only).

FOR THE COURT MEETING, IT IS IMPORTANT THAT AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF THE OPINION OF SCHEME SHAREHOLDERS ENTITLED TO ATTEND AND VOTE AT THE COURT MEETING. YOU ARE THEREFORE STRONGLY URGED TO COMPLETE, SIGN AND RETURN YOUR FORMS OF PROXY AS SOON AS POSSIBLE, WHETHER OR NOT YOU INTEND TO ATTEND THE MEETINGS IN PERSON.

Whether or not you plan to attend the Meetings, please appoint a proxy by (a) completing the Forms of Proxy (see below); or (b) using a proxy appointment through CREST (see below). This will enable your votes to be counted at the Meetings in the event of your absence. The completion and return of a Form of Proxy will not prevent you from attending and voting at the Court Meeting or the EGM, or any adjournment thereof, in person should you wish to do so and are so entitled.

To vote on the Acquisition using the Forms of Proxy:

Gyrus Shareholders will find enclosed with this document a blue Form of Proxy and a white Form of Proxy. The blue Form of Proxy is to be used in connection with the Court Meeting and the white Form of Proxy is to be used in connection with the EGM. Whether or not you intend to attend these Meetings, please complete and sign both Forms of Proxy and return them in accordance with the instructions printed on the forms either by post or (during normal business hours only) by hand to Capita Registrars, Proxies, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, so as to arrive as soon as possible but in any event so as to be received by no later than 11.00 a.m. on 7 January 2008 in the case of the Court Meeting (blue form) and by no later than 11.15 a.m. on 7 January 2008 in the case of the EGM (white form). This will enable your votes to be counted at the Meetings in the event of your absence.

If the blue Form of Proxy relating to the Court Meeting is not returned or lodged by 11.00 a.m. on 7 January 2008, it may be handed to the Registrars before the start of the Court Meeting. However, in the case of the EGM, if the white Form of Proxy is not lodged so as to be received by the time mentioned above and in accordance with the instructions on that Form of Proxy, it will be invalid.

To vote on the Acquisition using a proxy appointment through CREST:

Gyrus Shareholders who hold shares through CREST and who wish to appoint a proxy or proxies for the Meetings by using the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a **CREST Proxy Instruction**) must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the Registrars (Participant ID RA10) at least 48 hours prior to the Court Meeting or EGM, as applicable. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this section, CREST members and, where applicable, their CREST sponsor or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in the Uncertificated Securities Regulations 2001.

To make an election in respect of the Loan Note Alternative for your certificated Scheme Shares:

If you are eligible to do so and wish to make an election under the Loan Note Alternative, notes on completing the green Loan Note Form of Election are set out in Part 7 of this document and on the green Loan Note Form of Election. Scheme Shareholders (other than Restricted Overseas Persons) who hold Scheme Shares in certificated form and who wish to make an election under the Loan Note Alternative are requested to complete the enclosed green Loan Note Form of Election in accordance with the instructions printed thereon and return such Loan Note Form of Election at the same time that they return their Forms of Proxy and must, in any event, return their Loan Note Form of Election to the Receiving Agent, Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible but, in any event, so as to be received by no later than 4.30 p.m. on 28 January 2008.

To make an election in respect of the Loan Note Alternative through CREST:

If you are an uncertificated shareholder and wish to elect to receive Loan Notes instead of cash in respect of your holding of Scheme Shares, you will need to take certain actions within CREST. Please refer to Part 7 of this document for further details on the action you should take.

Further queries

If you have any queries in relation to the completion and return of the Forms of Proxy or how to elect for the Loan Note Alternative, please contact Capita Registrars shareholder helpline between 9.00 a.m. and 5.00 p.m. (London time) on any Business Day on 0870 162 3121 or +44 20 8639 3399 if calling from outside the UK. Please note that calls to either of these numbers may be monitored and recorded and that the helpline cannot provide advice on the merits of the Acquisition or give any personal legal, financial or tax advice.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The following indicative timetable sets out the dates for implementation of the Acquisition.

Unless otherwise stated, all references in this document to times are to London times.

Event	**Time and/or date**
Latest time for lodging Forms of Proxy for:	
Court Meeting (blue form)	11.00 a.m. on 7 January 2008(1)(2)
Extraordinary General Meeting (white form)	11.15 a.m. on 7 January 2008(2)
Voting Record Time	6.00 p.m. on 7 January 2008(3)
Court Meeting	11.00 a.m. on 9 January 2008
Extraordinary General Meeting	11.15 a.m. on 9 January 2008(4)
Latest time for lodging Loan Note Form of Election (green form) and TTE instructions from CREST holders	4.30 p.m. on 28 January 2008(2)
The following dates are subject to change:	
Court Hearing Date (to sanction the Scheme)	29 January 2008(5)
Last day of dealings in, and for registration of transfers of, Gyrus Shares	30 January 2008(5)
Scheme Record Time	6.00 p.m. on 30 January 2008(5)
Court Hearing Date (to confirm the Reduction of Capital)	31 January 2008(5)
Effective Date	**1 February 2008(5)**
Cancellation of listing of Gyrus Shares	4 February 2008(5)
Latest date for despatch of cheques/issue of Loan Notes and settlement through CREST	within 14 days of the Effective Date

The Court Meeting and the Extraordinary General Meeting will both be held at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO on 9 January 2008.

The dates listed above are based on current expectations and may be subject to change. In particular, the Court Hearings to sanction the Scheme and confirm the Reduction of Capital depend on satisfaction or waiver of the Regulatory Conditions. If any of the expected dates change, Gyrus will, unless the Panel otherwise consents, give notice of the change by issuing an announcement through a Regulatory Information Service.

Notes:

(1) If the blue Form of Proxy for use at the Court Meeting is not returned by 11.00 a.m. on 7 January 2008, it may be handed to the Registrars before the start of the Court Meeting.

(2) Please see "Action to be taken" on pages 5 and 6 of this document.

(3) If either the Court Meeting or the EGM is adjourned, the Voting Record Time for the relevant adjourned meeting will be 6.00 p.m. on the day falling two days before the day of the adjourned meeting.

(4) To commence at 11.15 a.m. or, if later, immediately after the conclusion or adjournment of the Court Meeting.

(5) These times and dates are indicative only and will depend, amongst other things, on the dates upon which the Regulatory Approvals are obtained, the Court sanctions the Scheme and/or confirms the Reduction of Capital.

CONTENTS

		Page
PART 1:	**Letter from the Chairman of Gyrus**	10
	1. Introduction	10
	2. Summary of the terms of the Acquisition and the Scheme	10
	3. The Loan Note Alternative	11
	4. Reasons for the recommendation of the Acquisition	11
	5. Effect on management, employees and pensions	12
	6. The Directors and the effect of the Scheme on their interests	12
	7. Gyrus Employee Share Schemes and the Gyrus Non-Employee Plan	12
	8. The Implementation Agreement	12
	9. Overseas Persons	12
	10. Action to be taken	12
	11. Irrevocable undertakings	13
	12. Further information	13
	13. Recommendation	13
PART 2:	**Explanatory Statement**	14
	1. Introduction	14
	2. Summary of the terms of the Acquisition and the Scheme	14
	3. The Loan Note Alternative	15
	4. Structure of the Acquisition and the Scheme	16
	5. The Court Meeting and the Extraordinary General Meeting	17
	6. The Implementation Agreement	17
	7. Irrevocable undertakings	19
	8. Information on Olympus, Olympus UK Acquisitions and the financing of the Acquisition	19
	9. Background to and reasons for the Acquisition and Olympus's intentions regarding Gyrus	20
	10. Information on Gyrus	20
	11. Effect on management, employees and pensions	21
	12. Gyrus Employee Share Schemes and the Gyrus Non-Employee Plan	21
	13. The Directors and the effect of the Scheme on their interests	23
	14. De-listing and settlement	23
	15. Conditions to the implementation of the Acquisition	24
	16. Alternative means of implementing the Acquisition	24
	17. United Kingdom and United States taxation	24
	18. Overseas Persons	24
	19. Action to be taken	25
	20. Further information	26
PART 3:	**Conditions to the Implementation of the Acquisition and the Scheme**	27
PART 4:	**The Scheme of Arrangement**	33
PART 5:	**Financial Information on the Gyrus Group**	41
PART 6:	**Summary of the Terms of the Loan Notes**	104
	1. Form and status	104
	2. Interest	104
	3. Repayment and redemption	104
	4. Purchase and cancellation	105
	5. Repayment on default	105
	6. Transfer	106
	7. Modification	106
	8. Substitution of principal debtor	106
	9. Guarantee	106
	10. Currency conversion	106
	11. Governing law	107
	12. Offer restriction	107

		Page
PART 7:	**Further Terms of the Loan Note Alternative**	108
	1. Electing to receive the Loan Note Alternative	108
	2. Overseas Persons	109
	3. Other terms relating to the Loan Note Alternative	110
PART 8:	**Taxation**	113
	1. UK taxation	113
	2. Certain US federal income tax considerations	115
	3. EU savings directive	117
PART 9:	**Additional Information**	118
	1. Responsibility statements	118
	2. Directors of Gyrus, Olympus and Olympus UK Acquisitions	118
	3. Market quotations	119
	4. The Gyrus Non-Employee Plan	119
	5. Gyrus Employee Share Schemes	119
	6. Shareholdings and dealings	121
	7. Directors' service contracts, letters of appointment and directors' and officers' insurance cover	124
	8. Financing and cash confirmation	126
	9. Material contracts of Gyrus	126
	10. Material contracts of Olympus UK Acquisitions	127
	11. General	127
	12. Sources and bases of information	128
	13. Documents available for inspection	128
PART 10:	**Definitions**	130
Notice of Court Meeting		136
Notice of Extraordinary General Meeting		137

GYRUS GROUP PLC

Gyrus Group PLC
410 Wharfedale Road
Winnersh Triangle
Wokingham
Berkshire
RG41 5RA
Tel: +44 (0)1189 219750
Fax: +44 (0)1189 219850
www.gyrusacmi.com

17 December 2007

To Gyrus Shareholders and, for information only, to holders of options and awards granted under the Gyrus Employee Share Schemes and the Gyrus Non-Employee Plan.

Dear Gyrus Shareholder

RECOMMENDED ACQUISITION OF GYRUS BY OLYMPUS UK ACQUISITIONS

1. Introduction

On 19 November 2007, the boards of Gyrus and Olympus announced that they had reached agreement on the terms of a recommended cash acquisition of the entire issued and to be issued ordinary share capital of Gyrus by Olympus UK Acquisitions at a price of 630 pence in cash for each Gyrus Share.

The purposes of this letter are:

(a) to explain the background to and terms of the Acquisition; and

(b) to explain why the Board is recommending unanimously that Gyrus Shareholders should vote in favour of the Scheme and the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting to be held at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO at 11.00 a.m. and 11.15 a.m. respectively on 9 January 2008.

2. Summary of the terms of the Acquisition and the Scheme

The Acquisition is to be implemented by means of a scheme of arrangement between Gyrus and its shareholders under section 425 of the Companies Act 1985, which requires the approval of Scheme Shareholders, the sanction of the Scheme by the Court and the confirmation by the Court of the Reduction of Capital.

In accordance with the terms of the Scheme, and if it becomes effective, Scheme Shareholders will receive (subject to any valid elections that they make under the Loan Note Alternative as explained below):

for each Scheme Share **630 pence in cash**

The terms of the Acquisition value the existing issued share capital of Gyrus at approximately £936 million and represent a premium of approximately:

- 58 per cent. to the Closing Price of 400 pence per Gyrus Share on 16 November 2007 (being the last Business Day before the date of the Announcement); and
- 43 per cent. to the average Closing Price for the period of six months ended 16 November 2007 of approximately 440 pence per Gyrus Share.

The completion of the Acquisition is subject to, amongst other things, the receipt of the Regulatory Approvals.

The Scheme requires the approval of Scheme Shareholders at the Court Meeting to be held at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO at 11.00 a.m. and at the EGM to be held at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO at 11.15 a.m., both such Meetings to be held on 9 January 2008.

If the Scheme becomes effective it will be binding on all Scheme Shareholders. Subject to valid elections made under the Loan Note Alternative, a payment of 630 pence in cash per Scheme Share will be despatched or, where appropriate, credited through CREST to Scheme Shareholders within 14 days of the Effective Date.

Prior to the Effective Date, applications will be made by Gyrus to the UK Listing Authority for the listing of the Gyrus Shares to be cancelled and to the London Stock Exchange for the Gyrus Shares to cease to be admitted to trading on the London Stock Exchange's market for listed securities, in each case, no later than three Business Days after the Effective Date.

Further explanation of the Scheme is set out in paragraph 4 of Part 2 of this document and the Scheme is set out in full in Part 4 of this document.

3. The Loan Note Alternative

Scheme Shareholders (other than Restricted Overseas Persons) will be entitled to elect, as an alternative to the cash consideration to which they would otherwise be entitled under the Scheme on a cancellation of the Cancellation Shares, to receive Loan Notes in exchange for the transfer to Olympus UK Acquisitions of each Scheme Share which is the subject of a valid election under the Loan Note Alternative on the following basis:

for each £1 of cash consideration otherwise receivable under the Scheme	**£1 nominal value of Loan Notes**

The Loan Notes will be issued, credited as fully paid, in integral (whole) multiples of £1 nominal value by Olympus UK Acquisitions. Aggregate entitlements to Loan Notes will be rounded down to the nearest £1 and the balance of any consideration will be disregarded and not paid. The Loan Notes will be direct and unsubordinated obligations of Olympus UK Acquisitions and guaranteed by Olympus as to principal and interest. The Loan Notes will not be listed.

Unless Olympus UK Acquisitions decides otherwise, no Loan Notes will be issued if valid elections are received for less than £3,000,000 in aggregate nominal value of Loan Notes. If insufficient valid elections are received, Scheme Shareholders who elected to receive Loan Notes will instead receive the cash consideration in accordance with the terms of the Acquisition.

Up to a maximum amount of £100,000,000 of Loan Notes in aggregate nominal value will be available under the Loan Note Alternative. To the extent that Scheme Shareholders validly elect to receive Loan Notes which in aggregate nominal value exceed such amount, the entitlement of each Scheme Shareholder who so elects will be scaled down pro rata to the number of Scheme Shares in respect of which the Scheme Shareholder has elected for the Loan Note Alternative and each such election shall be valid only in respect of the number of Scheme Shares so scaled down.

The Loan Note Alternative will be conditional on the Scheme becoming effective and will remain open for election until 4.30 p.m. on 28 January 2008.

Under the Scheme, Restricted Overseas Persons will only be eligible to receive the cash consideration and will not be eligible to elect to receive the Loan Note Alternative.

A summary of the principal terms and conditions of the Loan Notes is set out in Part 6 of this document. Instructions on completing the Loan Note Form of Election and further terms of the Loan Note Alternative are set out in Part 7 of this document and in the Loan Note Form of Election. A summary of certain UK tax consequences for Scheme Shareholders who validly elect for the Loan Note Alternative is contained in Part 8 of this document.

4. Reasons for the recommendation of the Acquisition

The Directors believe that the offer price of 630 pence per share fairly reflects Gyrus's strong future prospects and growth potential and represents an opportunity for Gyrus Shareholders to receive an attractive cash premium in the near term.

5. Effect on management, employees and pensions

Olympus recognises the strong contribution made by Gyrus's management and employees to the development of Gyrus and views them as being critical to the success of the combined group going forward.

On the basis of information provided by Olympus, the Board has no reason to believe that either the implementation of the Acquisition or Olympus's intentions would materially prejudice Gyrus's interests, including those of employees, and the Board takes comfort from the fact that the board of directors of Olympus has given the Board assurances that, following the Scheme becoming effective, the existing employment rights, including pension rights, of all management and employees of the Gyrus Group will be fully safeguarded. Olympus has no plans materially to change the conditions of employment of Gyrus's employees or the location of Gyrus's place of business.

It is expected that the integration of Gyrus into the Olympus Group will result in some headcount reductions in the Gyrus Group and/or the Olympus Group. Olympus will seek to ensure that, wherever possible, such reductions are on a voluntary basis.

Olympus will continue to be headquartered in Japan.

6. The Directors and the effect of the Scheme on their interests

Details of the interests of the Directors in the share capital of Gyrus are set out in paragraph 6 of Part 9 of this document. Gyrus Shares held by the Directors will be subject to the Scheme.

Particulars of the service contracts (including termination provisions) and letters of appointment of the Directors are set out in paragraph 7 of Part 9 of this document. No amendments to the service contracts of the Executive Directors have been agreed in connection with the Scheme.

The effect of the Scheme on the interests of the Directors does not differ from its effect on the like interests of any other person.

7. Gyrus Employee Share Schemes and the Gyrus Non-Employee Plan

The effect of the Scheme on the Gyrus Employee Share Schemes and the Gyrus Non-Employee Plan is summarised in paragraph 12 of Part 2 of this document.

Participants in the Gyrus Employee Share Schemes and the Gyrus Non-Employee Plan will be contacted separately regarding, where applicable, the actions they can take in respect of those options and awards.

8. The Implementation Agreement

In order to implement the Scheme and regulate the Acquisition, Gyrus and Olympus UK Acquisitions entered into the Implementation Agreement dated 19 November 2007. The Implementation Agreement is described in paragraph 6 of Part 2 of this document.

9. Overseas Persons

The implications of the Scheme and the Acquisition for Overseas Persons may be affected by the laws of the relevant jurisdictions. Overseas Persons should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Person to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

The Loan Note Alternative will not be available to Restricted Overseas Persons. Such persons will only be entitled to receive cash consideration and will not be eligible to receive Loan Notes as consideration pursuant to the Loan Note Alternative.

Further information for Overseas Persons is set out in paragraph 18 of Part 2 of this document.

10. Action to be taken

Gyrus Shareholders will find enclosed with this document a blue Form of Proxy and a white Form of Proxy. The blue Form of Proxy is to be used in connection with the Court Meeting and the white Form

of Proxy is to be used in connection with the Extraordinary General Meeting. Whether or not you intend to attend these Meetings, please complete and sign both Forms of Proxy and return them in accordance with the instructions printed on the forms either by post or (during normal business hours only) by hand so that the forms will be received by Capita Registrars, Proxies, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU no later than 11.00 a.m. on 7 January 2008 (in the case of the Court Meeting) and no later than 11.15 a.m. on 7 January 2008 (in the case of the EGM).

Scheme Shareholders who hold Scheme Shares through CREST and who wish to appoint a proxy or proxies for the Meetings by using the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual.

Scheme Shareholders (other than Restricted Overseas Persons) who hold Scheme Shares in certificated form and who wish to make an election under the Loan Note Alternative are requested to complete the green Loan Note Form of Election in accordance with the instructions printed thereon and return such form at the same time as they return their Forms of Proxy.

Scheme Shareholders (other than Restricted Overseas Persons) who hold Scheme Shares in uncertificated form and who wish to elect to receive Loan Notes instead of cash in respect of their holding of Scheme Shares will need to take certain actions within CREST. Further information on the action they should take is set out in Part 7 of this document.

11. Irrevocable undertakings

Olympus UK Acquisitions has received irrevocable undertakings from all seven of the Directors who hold Shares to vote in favour of the Scheme and the special resolution to be proposed at the EGM in respect of a total of 651,071 Gyrus Shares which includes those Shares in which they have an interest (such as those Shares in the name of family members), representing, in aggregate, approximately 0.4 per cent. of Gyrus's existing issued share capital as at 13 December 2007 (being the last practicable date prior to the publication of this document).

12. Further information

The terms of the Scheme are set out in full in Part 4 of this document. Your attention is also drawn to the further information contained in this document and, in particular, to the Conditions to the implementation of the Scheme and the Acquisition in Part 3 of this document, the financial information on the Gyrus Group in Part 5 of this document and the additional information set out in Part 9 of this document.

13. Recommendation

The Directors, who have been so advised by Bear Stearns and Morgan Stanley, consider the terms of the Acquisition to be fair and reasonable. In providing their advice to the Directors, Bear Stearns and Morgan Stanley have taken into account the commercial assessments of the Directors.

The Directors unanimously recommend that Gyrus Shareholders vote in favour of the Scheme and the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting, as the Directors have undertaken to do in respect of their own beneficial shareholdings of 651,071 Gyrus Shares, representing, in aggregate, approximately 0.4 per cent. of the existing issued share capital of Gyrus as at 13 December 2007, (being the last practicable date prior to the publication of this document).

Yours faithfully

Brian Steer
Chairman
Gyrus Group PLC

BEAR STEARNS

Morgan Stanley

17 December 2007

To Gyrus Shareholders and, for information only, to holders of options and awards granted under the Gyrus Employee Share Schemes and the Gyrus Non-Employee Plan.

Dear Gyrus Shareholder

RECOMMENDED ACQUISITION OF GYRUS BY OLYMPUS UK ACQUISITIONS

1. Introduction

On 19 November 2007, the boards of Gyrus and Olympus announced that they had reached agreement on the terms of a recommended cash acquisition of the entire issued and to be issued ordinary share capital of Gyrus by Olympus UK Acquisitions (a wholly-owned subsidiary of Olympus). The Acquisition is to be effected by means of a scheme of arrangement under section 425 of the Companies Act 1985, which requires the approval of Scheme Shareholders, the sanction of the Scheme by the Court and the confirmation by the Court of the Reduction of Capital.

Your attention is drawn to the letter from Brian Steer, the Chairman of Gyrus, set out in Part 1 of this document which, together with Parts 5 to 10 (inclusive) of this document forms part of this explanatory statement. The letter set out in Part 1 contains, amongst other things, the unanimous recommendation by the Directors to Gyrus Shareholders to vote in favour of the resolutions to approve and implement the Scheme to be proposed at the Court Meeting and the EGM.

The terms of the Scheme are set out in full in Part 4 of this document. Your attention is also drawn to the Conditions to the Scheme set out in Part 3 of this document, the information relating to the Loan Note Alternative set out in Part 6 and Part 7 of this document, the information on taxation in Part 8 of this document, as well as the additional information set out in Part 9 of this document.

2. Summary of the terms of the Acquisition and the Scheme

The Acquisition is to be implemented by means of a scheme of arrangement between Gyrus and its shareholders under section 425 of the Companies Act 1985, which requires the approval of Scheme Shareholders, the sanction of the Scheme by the Court and the confirmation by the Court of the Reduction of Capital.

In accordance with the terms of the Scheme, and if it becomes effective, Scheme Shareholders will receive (subject to any valid elections that they make under the Loan Note Alternative):

for each Scheme Share	**630 pence in cash**

The terms of the Acquisition value the existing issued share capital of Gyrus at approximately £936 million and represent a premium of approximately:

- 58 per cent. to the Closing Price of 400 pence per Gyrus Share on 16 November 2007 (being the last Business Day before the date of the Announcement); and
- 43 per cent. to the average Closing Price for the period of six months ended 16 November 2007 of approximately 440 pence per Gyrus Share.

The completion of the Acquisition is subject to, amongst other things, the receipt of the Regulatory Approvals.

The Scheme requires the approval of Scheme Shareholders at the Court Meeting to be held at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO at 11.00 a.m. and at the EGM to be held at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO at 11.15 a.m., both such Meetings to be held on 9 January 2008.

If the Scheme becomes effective, it will be binding on all Scheme Shareholders. Subject to valid elections made under the Loan Note Alternative (described below), a payment of 630 pence in cash per Scheme Share will be despatched or, where appropriate, credited through CREST to Scheme Shareholders within 14 days of the Effective Date.

3. The Loan Note Alternative

Scheme Shareholders (other than Restricted Overseas Persons) will be entitled to elect, as an alternative to the cash consideration to which they would otherwise be entitled under the Scheme on a cancellation of the Cancellation Shares, to receive Loan Notes in exchange for the transfer to Olympus UK Acquisitions of each Scheme Share which is the subject of a valid election under the Loan Note Alternative on the following basis:

for each £1 of cash consideration otherwise receivable under the Scheme	**£1 nominal value of Loan Notes**

The Loan Notes will be issued, credited as fully paid, in integral (whole) multiples of £1 nominal value by Olympus UK Acquisitions. Aggregate entitlements to Loan Notes will be rounded down to the nearest £1 and the balance of any consideration will be disregarded and not paid. The Loan Notes will be direct and unsubordinated obligations of Olympus UK Acquisitions and guaranteed by Olympus as to principal and interest.

Unless Olympus UK Acquisitions decides otherwise, no Loan Notes will be issued if valid elections are received for less than £3,000,000 in aggregate nominal value of Loan Notes. If insufficient valid elections are received, Scheme Shareholders who elected to receive Loan Notes will instead receive the cash consideration in accordance with the terms of the Acquisition.

The Loan Notes will be redeemable, on not less than 30 days' notice, at par value (together with accrued interest) at the option of the Noteholders, in whole or in part, on any interest payment date after the relevant Loan Notes have been in issue for six months. Any Loan Notes outstanding on 31 December 2013 will be redeemed at par (together with any accrued interest) on that date (or, if not a Business Day, on the first Business Day thereafter).

Noteholders who elect to redeem only part of their Loan Note holding must redeem a minimum amount of £1,000 or any integral (whole) multiple thereof (for example, £2,000). Noteholders may not, for example, redeem £1,500 unless this represents the Noteholder's entire Loan Note holding.

The Loan Notes will bear interest from the date of issue payable to the relevant Noteholder (less any tax required by law to be deducted or withheld therefrom) on each interest payment date in arrears at a rate per annum calculated to be one per cent. below six-month sterling LIBOR, as determined on the first Business Day of each such interest period. The first interest payment will fall due on whichever of 30 June and 31 December first falls more than six months after the date of issue of the Loan Notes and will be in respect of the period from (and including) the date of issue of the relevant Loan Note to (but excluding) that first interest payment date.

If at any time, on or after the first interest payment date, the aggregate nominal amount of all Loan Notes falls below the higher of £3,000,000 and 10 per cent. of the Loan Notes issued, Olympus UK Acquisitions may elect to redeem all of the Loan Notes then outstanding at par together with accrued interest up to but excluding the date of payment (subject to any deduction or withholding required by law).

Up to a maximum amount of £100,000,000 of Loan Notes in aggregate nominal value will be available under the Loan Note Alternative. To the extent that Scheme Shareholders validly elect to receive Loan Notes which in aggregate nominal value exceed such amount, the entitlement of each Scheme Shareholder who so elects will be scaled down pro rata to the number of Scheme Shares in respect of which the Scheme Shareholder has elected for the Loan Note Alternative and each such election shall be valid only in respect of the number of Scheme Shares so scaled down.

The Loan Notes will not be transferable other than by a Noteholder (a) to the spouse, civil partner, parent, step-parent, adoptive parent, child, step-child or adopted child of the transferor; (b) to the trustee of a trust the beneficiaries of which include only persons falling within (a); (c) from any person to whom the Loan Notes have previously been transferred in accordance with (a) or (b) to the relevant transferor; or (d) in accordance with the Loan Notes' provisions for transmission of Loan Notes following the death of a Noteholder. If Olympus UK Acquisitions elects to implement the

Acquisition by way of a takeover offer, it will decide at the time of election whether (and, if so, to what extent) the Loan Notes will be transferable.

The Loan Note Alternative will be conditional on the Scheme becoming effective and will remain open for election until the Election Return Time.

The Loan Notes have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the US Securities Act or under the applicable securities laws of any state, district, territory or other jurisdiction of Australia, Canada, Japan or New Zealand. No securities registration statement in relation to the Loan Notes has been, or will be, filed with the Director of the Kanto Local Finance Bureau in Japan. No prospectus in relation to the Loan Notes has been, or will be, lodged with or registered by the Australian Securities and Investments Commission, the Japanese Ministry of Finance or the Companies Office in New Zealand. No steps have been, or will be, taken to enable the Loan Notes to be offered in compliance with the applicable securities laws of any state, district, territory or other jurisdiction of Australia, Canada, Japan, New Zealand or the United States and no regulatory clearances in respect of the Loan Notes have been, or will be, applied for in any other jurisdiction. Accordingly, the Loan Notes have not been and may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from Australia, Canada, Japan, New Zealand, the United States or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes or to, or for the account or benefit of, any Restricted Overseas Person.

If any Restricted Overseas Person purports to make an election, in full or in part, pursuant to the Loan Note Alternative, then such Restricted Overseas Person will be deemed to have elected to receive the cash consideration only and will only be entitled to receive the cash consideration pursuant to the Scheme.

The Loan Notes and the Loan Note Instrument will be governed by and construed in accordance with English law.

Perella Weinberg has advised that, based on market conditions, on 13 December 2007 (being the last practicable date prior to the publication of this document), the value of the Loan Notes (had they been in issue on that day) would have been not less than 99 pence per £1 in nominal value.

Loan Note certificates will be issued to Scheme Shareholders who elect the Loan Note Alternative within 14 days of the Effective Date.

A summary of the principal terms of the Loan Notes is set out in Part 6 of this document. Instructions on completing the Loan Note Form of Election and further terms of the Loan Note Alternative are set out in Part 7 of this document and in the Loan Note Form of Election. A summary of certain UK tax consequences for Scheme Shareholders who validly elect for the Loan Note Alternative is contained in Part 8 of this document.

4. Structure of the Acquisition and the Scheme

The Scheme involves the cancellation of the Cancellation Shares on the Effective Date, in consideration for which Gyrus Shareholders on the Gyrus register of members at the Scheme Record Time will receive cash consideration for their shares as described in paragraph 2 above. Following this cancellation, the New Gyrus Shares will be paid up by applying the reserve arising in the books of account of Gyrus as a result of the cancellation. The New Gyrus Shares will be issued to Olympus UK Acquisitions. The Loan Note Elected Shares will be transferred to Olympus UK Acquisitions in consideration for which Gyrus Shareholders who have so elected and are on the Gyrus register of members at the Scheme Record Time will receive Loan Notes as described in paragraph 3 above. The cancellation of the Cancellation Shares, the transfer of the Loan Note Elected Shares and the subsequent issue of the New Gyrus Shares to Olympus UK Acquisitions provided for in the Scheme will result in Gyrus becoming a wholly-owned subsidiary of Olympus UK Acquisitions.

The Scheme will become effective upon, amongst other things, the confirmation of the Reduction of Capital by the Court and an office copy of the Court Orders being filed with (and, in the case of the Reduction of Capital Court Order, registered by) the Registrar of Companies.

The Scheme is set out in full in Part 4 of this document. This Part 2 has been prepared solely to assist holders of Gyrus Shares in making certain decisions regarding the Scheme and holders of Gyrus Shares are advised to consider carefully the text of the Scheme itself.

5. The Court Meeting and the Extraordinary General Meeting

Before the Court's approval can be obtained, the Scheme will require the approval of Gyrus Shareholders at the Court Meeting and the passing of a special resolution by Gyrus Shareholders to implement the Scheme at the Extraordinary General Meeting.

Notices of both the Court Meeting and the Extraordinary General Meeting are set out on pages 136 to 140 of this document. Entitlement to attend and vote at these Meetings and the number of votes which may be cast at them will be determined by reference to Gyrus's share register at the Voting Record Time. Only holders of Gyrus Shares registered on the register of members of Gyrus at the Voting Record Time will be entitled to attend and vote at the relevant Meeting.

Court Meeting

The Court Meeting, which has been convened for 9 January 2008 at 11.00 a.m. at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO, is being held at the direction of the Court for the purpose of considering and, if thought fit, approving the Scheme (with or without any modification or addition which the Court may approve or impose).

To become effective, the Scheme requires, amongst other things, the approval of a majority in number of Gyrus Shareholders present and voting in person or by proxy at the Court Meeting and representing at least three-fourths in value of the Gyrus Shares held by those Gyrus Shareholders.

At the Court Meeting, voting will be by way of a poll and Gyrus Shareholders will be entitled to one vote for each Gyrus Share held.

Any Gyrus Shares held by Olympus UK Acquisitions will not constitute Scheme Shares and Olympus UK Acquisitions will not vote at the Court Meeting.

Extraordinary General Meeting

The Extraordinary General Meeting has been convened for the same date and at the same venue as the Court Meeting and will be held for the purpose of considering and, if thought fit, approving a special resolution relating to the Reduction of Capital and the implementation of the Scheme. This meeting will be held directly after the Court Meeting. Each Gyrus Shareholder (including Olympus UK Acquisitions if it holds any Gyrus Shares) will be entitled to attend and vote at the Extraordinary General Meeting.

It is intended, as part of the special resolution to be proposed at the Extraordinary General Meeting, to amend Gyrus's articles of association in order to ensure that any Gyrus Shares issued under the Gyrus Employee Share Schemes, the Gyrus Non-Employee Plan or otherwise between the date of the adoption of the amendment and the Scheme Record Time will be subject to the Scheme.

It is also proposed to amend Gyrus's articles of association so that any Gyrus Shares issued to any person other than Olympus UK Acquisitions or its nominees at or after the Scheme Record Time will be automatically exchanged for cash consideration and/or, if any such person validly so elects (subject to certain terms and conditions, including the minimum take up requirement referred to in Part 6 of this document), Loan Notes on the same terms as under the Scheme. This will avoid any person (other than Olympus UK Acquisitions and its nominees) being left with Gyrus Shares after completion of the Acquisition. Paragraph (d) of the special resolution set out in the notice of Extraordinary General Meeting at the end of this document seeks the approval of Gyrus Shareholders for this amendment.

6. The Implementation Agreement

Olympus UK Acquisitions and Gyrus have entered into the Implementation Agreement which contains certain assurances in relation to the implementation of the Scheme and related matters.

The Implementation Agreement provides, amongst other things, for the implementation of the Scheme and contains certain assurances and confirmations between the parties, including an undertaking to implement the Scheme subject to the terms and conditions of the Scheme. It also contains undertakings regarding the conduct of the business of Gyrus prior to the earlier of the Effective Date and the termination of the Implementation Agreement. The principal terms of the Implementation Agreement are summarised below.

Regulatory approvals

Under the Implementation Agreement, Olympus UK Acquisitions and Gyrus have agreed certain steps that they will take in seeking to obtain the Regulatory Approvals. If it becomes reasonably apparent that, in order to ensure that satisfaction of the Regulatory Conditions occurs on or before 23 September 2008, it will be necessary for Olympus UK Acquisitions (or a member of the Olympus Group) to agree to offer remedies to relevant antitrust authorities, then Olympus UK Acquisitions (or a member of the Olympus Group) is obliged after 30 June 2008 to offer such remedies as are necessary, provided that it is not obliged to offer remedies which, taken in aggregate, involve the disposal of, or the imposition of any limitation upon, assets or businesses of Gyrus and/or Olympus generating revenues within respectively the financial year of Gyrus ended 31 December 2006 and the financial year of Olympus Corporation ended 31 March 2007 of more than US$85,000,000. This provision is without prejudice to the application of Rule 13.4 and Rule 13.5 of the City Code.

Break fee arrangements

Gyrus will be required to pay to Olympus UK Acquisitions £9,678,319.75 (inclusive of VAT, if applicable, except to the extent that such VAT is recoverable by Gyrus) in circumstances where the Acquisition lapses or is withdrawn and:

(i) the Directors were not, in this document, to make an unqualified recommendation to Gyrus Shareholders to vote in favour of the special resolution to be proposed at the EGM or, in the event that Olympus UK Acquisitions elects to implement the Acquisition by way of a takeover offer, the Directors do not, in the offer document, make an unqualified recommendation to Gyrus Shareholders to accept such offer; or

(ii) once made, the Directors withdraw, qualify or adversely modify the recommendation referred to in paragraph (i) above; or

(iii) a Competing Proposal (or any amendment, variation or revision of such proposal) is announced prior to 23 September 2008 (whether pursuant to Rule 2.4 or Rule 2.5 of the City Code or otherwise) and prior to the Acquisition lapsing or being withdrawn such Competing Proposal becomes unconditional in all respects or is otherwise completed in accordance with its terms, or prior to the lapse or withdrawal of such Competing Proposal a subsequent Competing Proposal is announced which becomes unconditional in all respects or is otherwise completed in accordance with its terms,

provided that no amount shall be payable under paragraph (i) or (ii) above where the lapse or withdrawal is caused directly or indirectly by a breach by Olympus UK Acquisitions of the Implementation Agreement or in the circumstances described in the next paragraph.

Olympus UK Acquisitions will be required to pay to Gyrus £3,500,000 (inclusive of VAT, if applicable, except to the extent that such VAT is recoverable by Olympus UK Acquisitions) in circumstances where the Acquisition lapses or is withdrawn by virtue of Olympus UK Acquisitions invoking any of the Regulatory Conditions or if the Acquisition does not become effective by 23 September 2008, save (in each case) in circumstances where the lapse or withdrawal is caused by a breach by Gyrus of the Implementation Agreement or where a fee is payable to Olympus UK Acquisitions as described above.

Non-solicitation arrangements

Gyrus has agreed that it will not, directly or indirectly, solicit or initiate any Competing Proposal. In the event that Gyrus receives a Competing Proposal and intends to recommend such Competing Proposal to Gyrus Shareholders, Gyrus has agreed to notify Olympus UK Acquisitions of that intention, and the terms (including price and form of consideration) of that Competing Proposal. In that event, Gyrus shall procure that the Directors do not agree to give such a recommendation, or publicly announce such a recommendation or intention to make such a recommendation, within three Business Days of Olympus UK Acquisitions being so notified.

Alternative Acquisition structure

Under the terms of the Implementation Agreement, Olympus UK Acquisitions retains the right to elect to implement the Acquisition by way of a takeover offer for Gyrus (subject to certain conditions and, where necessary, the consent of the Panel).

7. Irrevocable undertakings

Olympus UK Acquisitions has received irrevocable undertakings from all seven of the Directors who hold Shares to vote in favour of the Scheme and the special resolution to be proposed at the EGM in respect of a total of 651,071 Gyrus Shares which includes those shares in which they have an interest (such as those Shares in the name of family members), representing, in aggregate, approximately 0.4 per cent. of Gyrus's existing issued share capital as at 13 December 2007 (being the last practicable date prior to the publication of this document).

8. Information on Olympus, Olympus UK Acquisitions and the financing of the Acquisition

Olympus manufactures and sells precision machinery and instruments for medical and healthcare, imaging and information, and industrial applications. Its core competency is opto-digital technology, which is a fusion of traditional optical technology with advanced digital and fine processing technologies. For the financial year ended 31 March 2007, 39 per cent. of Olympus's revenues were based in Japan, 26 per cent. in Europe, 22 per cent. in North America, 11 per cent. in the rest of Asia and 2 per cent. in other areas.

Olympus is engaged in five main business segments:

- Imaging Systems (28 per cent. of 2007 revenues) manufactures digital SLR cameras, digital compact cameras and voice recorders;
- Medical Systems (29 per cent. of 2007 revenues) develops a wide range of medical equipment, including gastrointestinal endoscopes, minimally invasive surgical endoscopes, endoscope disposal equipment, ultrasonic endoscopes and other endotherapy products;
- Life Science (12 per cent. of 2007 revenues) offers several advanced microscope systems and diagnostic systems;
- the Information Communication business (25 per cent. of 2007 revenues) invests in diverse businesses including mobile handset sales, mobile solutions, mobile content services, semiconductor related devices and other electronic devices; and
- the Other Business (6 per cent. of 2007 revenues) segment engages in the sale of industrial endoscopes, non-destructive inspection equipment, printers and bar code scanners, as well as the development of new systems.

Olympus's vision is to create new value in the medical, imaging, life science and industrial fields driven by its core competence, opto-digital technology. As a global company with extensive global operations, Olympus continually pursues innovation to maximise value for all stakeholders.

For the financial year ended 31 March 2007, Olympus reported revenues of 1,062 billion Yen (2006: 978 billion Yen), net income of 47.8 billion Yen (2006: 28.6 billion Yen) and had an operating profit margin of 9.3 per cent. (2006: 6.4 per cent.). As at 30 September 2007, Olympus had total net assets of 372.5 billion Yen (344.9 billion Yen as at 31 March 2007). Olympus is listed on the Tokyo Stock Exchange.

Olympus UK Acquisitions is a newly formed UK incorporated private limited company and a wholly-owned subsidiary of Olympus. Olympus UK Acquisitions was formed at the direction of Olympus specifically for the purpose of acquiring Gyrus. Olympus UK Acquisitions has not traded since its incorporation nor has it entered into any obligation other than in connection with the Acquisition.

On 19 November 2007, Olympus UK Acquisitions acquired 29,694,009 Gyrus Shares, representing approximately 20 per cent. of the issued share capital of Gyrus on 13 December 2007 (being the latest practicable date prior to the publication of this document). The highest price per share paid for any of those Gyrus Shares was 630 pence. The cost of such purchases was funded from the existing resources of Olympus.

The cash consideration payable by Olympus UK Acquisitions under the terms of the Acquisition will be funded using a combination of Olympus's existing resources and loan facilities arranged by SMBC which has provided a funding commitment of up to 250 billion Yen for the purposes of the Acquisition. This funding is available until 30 September 2008.

Perella Weinberg, financial adviser to Olympus and Olympus UK Acquisitions, is satisfied that sufficient resources are available to Olympus UK Acquisitions to enable it to satisfy the full cash consideration payable to Gyrus Shareholders under the terms of the Acquisition.

9. Background to and reasons for the Acquisition and Olympus's intentions regarding Gyrus

The operations of Olympus's medical systems business and Gyrus are highly complementary and the combination of their significant technological capabilities will improve the development of enhanced visualisation and instrumentation to address surgical procedures. The combined group will be well positioned to benefit from the continuing shift towards minimally invasive surgical procedures.

The combination of Olympus's medical systems business and Gyrus will give the combined group an enhanced geographical footprint. This global reach will allow more medical practitioners to access Olympus and Gyrus products, as well as making the combined group more competitive against large industry players. Olympus believes that an expanded position in medical systems will enable the company to reinforce its reputation for highly reliable and efficient patient care technologies.

The Acquisition will also create the opportunity to deliver significant synergies that Olympus believes will assist it to broaden its range of products in order to meet growing demand for minimally invasive medical systems as well as contribute to patient wellbeing. The combined company will focus on continuous improvement in cost, quality and services through the sharing of best practice, supporting both enhanced growth and margin improvement.

Following the Acquisition, Olympus intends to continue to run Gyrus as a standalone business while, determining how best to integrate Gyrus's businesses with those of Olympus's medical systems business. Olympus's strategy is to focus on achieving revenue growth and enhanced profitability from the complementary product portfolios and cost savings from the integration process.

10. Information on Gyrus

Gyrus is a medical device business dedicated to developing and providing visualisation and tissue management systems, instruments and services for minimally invasive surgery. For the financial year ended 31 December 2006, 79 per cent. of Gyrus's revenues were based in North America, 15 per cent. in the United Kingdom and the rest of Europe and 6 per cent. in the rest of the world.

Gyrus is organised in four businesses:

- Surgical (25 per cent. of 2006 revenues) provides less invasive surgical solutions including advanced tissue management systems for laparoscopic and open procedures;
- Endoscopy (formerly known as Urology and Gynaecology) (45 per cent. of 2006 revenues) focuses primarily on endoscopic surgery including cysto-resection (prostate and bladder) and lithotripsy (kidney stones) and associated procedures;
- the ENT business (18 per cent. of 2006 revenues) provides complete solutions with a broad portfolio of devices to Ear, Nose and Throat specialists for otology, rhinology and head and neck surgery; and
- Partnered Technologies (12 per cent. of 2006 revenues) out-licences Gyrus's proprietary technology in markets where the Gyrus Group has no presence, and which lie outside its core areas of sales and marketing competence.

Gyrus was listed on the London Stock Exchange in November 1997. Over the last 10 years, the management team has transformed Gyrus from a small loss-making technology company into a profitable FTSE 250 medical device business and has:

- grown sales from £6 million for the year ended 30 June 1998 to £213 million for the year ended 31 December 2006;
- increased its share price from 136 pence per share on 13 November 1997 to 400 pence per share (the Closing Price on 16 November 2007, being the last Business Day before the date of the Announcement); and

- increased its market capitalisation from £42 million on 13 November 1997 to £594 million on 16 November 2007, being the last Business Day before the date of the Announcement.

This has been achieved through the development of Gyrus's advanced PK tissue management technology and both organic growth and acquisitions. Through the successful integration of four major acquisitions (Everest Medical in 2000, Richards (a division of Smith & Nephew) ENT business and Somnus Medical Technologies in 2001 and American Cystoscope Makers Inc. in 2005) and the completion of a major operations and R&D restructuring programme, Gyrus has been able to achieve significant margin enhancement.

For the financial year ended 31 December 2006, Gyrus generated revenues of £213.3 million, net income of £13.2 million and had an operating profit margin of 9 per cent. As at 30 June 2007, Gyrus's shareholders' equity was £290.3 million.

11. Effect on management, employees and pensions

Olympus recognises the strong contribution made by Gyrus's management and employees to the development of Gyrus and views them as being critical to the success of the combined group going forward.

On the basis of information provided by Olympus, the Board has no reason to believe that either the implementation of the Acquisition or Olympus's intentions would materially prejudice Gyrus's interests, including those of employees, and the Board takes comfort from the fact that the board of directors of Olympus has given the Board assurances that, following the Scheme becoming effective, the existing employment rights, including pension rights, of all management and employees of the Gyrus Group will be fully safeguarded. Olympus has no plans materially to change the conditions of employment of Gyrus's employees or the location of Gyrus's place of business.

It is expected that the integration of Gyrus into the Olympus Group will result in some headcount reductions in the Gyrus Group and/or the Olympus Group. Olympus will seek to ensure that, wherever possible, such reductions are on a voluntary basis.

Olympus will continue to be headquartered in Japan.

12. Gyrus Employee Share Schemes and the Gyrus Non-Employee Plan

Gyrus operates the following share plans: the Gyrus 1997 Approved Share Option Plan, the Gyrus 1997 Unapproved Share Option Plan, the Gyrus Group PLC Savings-Related Share Option Scheme, the Gyrus 2005 Long-Term Incentive Plan, the Gyrus Group PLC US Employee Stock Purchase Plan, the Gyrus Group PLC US Stock Option Plan and the Gyrus Non-Employee Plan.

Any options/awards that are exercised/vest as a result of the Court sanction of the Scheme will be satisfied by the issue of new Gyrus Shares. Participants under the Gyrus Employee Share Schemes and the Gyrus Non-Employee Plan who acquire Gyrus Shares before the Scheme Record Time will participate in the Scheme on the same basis as the other Scheme Shareholders. Any Gyrus Shares issued to participants after the Scheme Record Time will not be bound by the Scheme but will be subject to an amendment to Gyrus's articles of association which is being proposed at the EGM, and which is set out in the notice of the EGM at the end of this document. The effect of this proposed amendment is that those Gyrus Shares will be transferred to Olympus UK Acquisitions in consideration of the payment by Olympus UK Acquisitions of such cash amounts as each participant would have been entitled to had those Gyrus Shares been Scheme Shares.

Participants under each of the Gyrus Employee Share Schemes and the Gyrus Non-Employee Plan will be sent further details of the impact of the Scheme on their outstanding options/awards and of any proposals made in respect of their options and/or awards. Such proposals may include a cashless exercise facility such that the exercise price of options can be funded out of the consideration payable by Olympus UK Acquisitions for the Shares acquired on the exercise of such options.

The Gyrus 1997 Approved Share Option Plan and the Gyrus 1997 Unapproved Share Option Plan (together the 1997 Plans)

Outstanding options under the 1997 Plans have, since November 2001, been granted subject to performance conditions. Options can be exercised, subject to the satisfaction or waiver of any

performance conditions, for the period of six months from the date the Court sanctions the Scheme, and will lapse, if unexercised, on the expiry of this period. The Remuneration Committee has determined, as at the date of this document, that the performance conditions applicable to outstanding options under the 1997 Plans have been met or waived.

The Gyrus Group PLC Savings-Related Share Option Scheme (the SAYE Scheme)

Optionholders will be entitled to exercise their options within the period of six months from the date the Court sanctions the Scheme or, if earlier, within six months of the bonus date on which optionholders will be entitled to a bonus under their respective savings contracts and will lapse, if unexercised, at the end of the respective period. Options can be exercised, to the extent possible, with the amount repaid under optionholders' related savings contracts. Options are currently exercisable in respect of the savings contracts that matured on 1 December 2007 and will lapse, if unexercised, on 1 June 2008.

The Gyrus 2005 Long-Term Incentive Plan (the LTIP)

Awards were granted to LTIP participants subject to a performance condition, which was based on the earnings per share (**EPS**) of Gyrus over a fixed three year period, beginning on the first day of the financial year in which awards were granted. Under the rules of the LTIP, the Remuneration Committee has the discretion to alter the performance condition in certain circumstances. In accordance with the relevant provision in the rules, the Remuneration Committee has exercised its discretion, with the agreement of Olympus UK Acquisitions, to replace the EPS performance condition with a performance condition measured by reference to the total returns to Shareholders. The Remuneration Committee has determined that it expects this altered performance condition to be satisfied on the date that awards are due to vest as a result of the Scheme, which will be the date that Gyrus notifies award holders of the Court sanction of the Scheme. The Remuneration Committee has, with the agreement of Olympus, also decided to exercise its discretion under the rules of the LTIP not to apply a time pro rata reduction to determine the number of Gyrus Shares subject to the awards, and accordingly awards will vest in full as a result of the Court sanction of the Scheme.

The Gyrus Group PLC US Employee Stock Purchase Plan (the ESPP)

Gyrus is currently in an offering period under the ESPP which is due to end on 25 April 2008. Options granted in connection with that offering period will be capable of being exercised using participants' total payroll deductions made in respect of that offering period. This is because the ESPP rules provide that following the Scheme, options will continue to be exercisable at any time before the date falling six months after the date on which Gyrus notifies participants of the Scheme and the Court sanction of the Scheme.

The Gyrus Group PLC US Stock Option Plan (the US Option Plan)

The US Option Plan allows employees of Gyrus's US subsidiaries to be granted options which benefit from favourable tax treatment in the US, as well as ordinary share options. The exercise price of all options which benefit from favourable US tax treatment is the market price on the day preceding grant.

Options granted under the US Option Plan are currently exercisable and will continue to be exercisable for the period of six months from the date participants are notified of the Scheme, conditional on the Scheme becoming effective, save that the Remuneration Committee may determine that options will cease to be exercisable at the end of a period of not less than 30 days after the Scheme becomes effective. Options which have not been exercised before the end of the relevant period will lapse.

The Gyrus Non-Employee Plan

The Gyrus Non-Employee Plan is designed to enable Gyrus to grant share options, within strict guidelines, to independent salespeople, consultants and members of the scientific advisory panel. The option price of such options is the market price on the day preceding grant. All grants to independent salespeople have sales-related performance conditions.

Options granted under the Gyrus Non-Employee Plan are currently exercisable and will continue to be exercisable for the period of six months from the date participants are notified of the Scheme, conditional on the Scheme becoming effective, save that the Remuneration Committee may determine that options will cease to be exercisable at the end of a period of not less than 30 days after the Scheme becomes effective. Options which have not been exercised before the end of the relevant period will lapse.

13. The Directors and the effect of the Scheme on their interests

Details of the interests of the Directors in the share capital of Gyrus are set out in paragraph 6 of Part 9 of this document. Gyrus Shares held by the Directors will be subject to the Scheme.

Particulars of the service contracts (including termination provisions) and letters of appointment of the Directors are set out in paragraph 7 of Part 9 of this document. No amendments to the service contracts of the Executive Directors have been agreed in connection with the Scheme.

The effect of the Scheme on the interests of the Directors does not differ from its effect on the like interests of any other person.

All seven of the Directors who hold Gyrus Shares have given irrevocable undertakings to Olympus UK Acquisitions to vote in favour of the Scheme and the special resolution to be proposed at the EGM in respect of their own beneficial holdings of 651,071 Gyrus Shares, which includes those shares in which they have an interest (such as those shares in the name of family members), representing, in aggregate, approximately 0.4 per cent. of Gyrus's existing issued share capital as at 13 December 2007 (being the last practicable date prior to the publication of this document).

14. De-listing and settlement

The last day of dealings in, and for registration of transfers of, Gyrus Shares is expected to be the Business Day immediately prior to the Court Hearing Date in respect of the Reduction of Capital (such last day of dealings is expected, subject to receipt of the Regulatory Approvals, to be 30 January 2008) and no transfers of Gyrus Shares will be registered after 6.00 p.m. on that date, following which Gyrus Shares will be suspended from the Official List and from the London Stock Exchange's main market for listed securities.

It is intended that, prior to the Effective Date, a request will be made by Gyrus to the UK Listing Authority to cancel the listing of the Gyrus Shares on the Official List and to the London Stock Exchange to cancel the admission to trading of the Gyrus Shares on the London Stock Exchange's main market for listed securities, in each case, no later than three Business Days after the Effective Date.

On the Effective Date, entitlements to Gyrus Shares held within the CREST system will be cancelled.

Subject to the Scheme becoming effective, settlement of the cash consideration and/or issue of the certificates in respect of the Loan Notes to which any Scheme Shareholder is entitled thereunder will be effected within 14 days of the Effective Date in the manner set out below.

Except with the consent of the Panel, the cash consideration to which any Scheme Shareholder is entitled under the Scheme will be paid in full in accordance with the terms of the Scheme free of any lien, right of set-off, counterclaim or other analogous right to which Olympus UK Acquisitions may otherwise be, or claim to be, entitled against such Scheme Shareholder.

All documents and remittances sent through the post to or by or on behalf of Scheme Shareholders will be sent at their own risk.

Cash consideration where Scheme Shares are held in uncertificated form (that is, in CREST)

No later than 14 days after the Effective Date, Scheme Shareholders who hold Scheme Shares in uncertificated form will receive any cash consideration to which they are entitled through the CREST payment system to the appropriate CREST account through which the relevant Scheme Shareholders hold such uncertificated shares in respect of the cash consideration due to them.

As from the Effective Date, each holding of Gyrus Shares credited to any stock account in CREST will be disabled and all Gyrus Shares will be removed from CREST in due course thereafter.

Olympus UK Acquisitions reserves the right to pay all or any part of the cash consideration referred to above to all or any Scheme Shareholder(s) who hold(s) Scheme Shares in uncertificated form at the Scheme Record Time in the manner referred to below if, for reasons outside its reasonable control, it is not able to effect settlement in uncertificated form in accordance with this paragraph.

Cash consideration where Scheme Shares are held in certificated form

Settlement of the cash consideration due under the Scheme in respect of Scheme Shares held in certificated form will be despatched:

(i) by first class post, by a cheque drawn on a branch of a UK clearing bank; or

(ii) by such other method as may be approved by the Panel.

All such cash payments will be made in Pounds Sterling. Payments made by cheque will be payable to the Scheme Shareholder concerned or, in the case of joint holders, to all holders whose names appear in the register of members of Gyrus in respect of the joint holding concerned. Cheques will be despatched within 14 days of the Effective Date. Encashment of such cheques will be an absolute discharge of the obligations of Olympus UK Acquisitions.

Loan Notes

Whether Scheme Shares are held in certificated or uncertificated form, where a Scheme Shareholder validly elects for Loan Notes to be issued by Olympus UK Acquisitions, subject to the terms and conditions of the Loan Note Alternative set out in Part 6 and Part 7 of this document (all such elections being made on the Loan Note Form of Election for certificated shareholders and through CREST for uncertificated shareholders by not later than the Election Return Time), the amount of Loan Notes in respect of which the election is made will be issued and credited as fully paid to the electing Scheme Shareholder (other than any Restricted Overseas Person) not more than 14 days after the Effective Date and definitive certificates for the Loan Notes will be despatched by first class post (or by such other method as may be approved by the Panel).

All mandates and other instructions to the Company in force at the Scheme Record Time relating to Loan Note Elected Shares shall, unless and until revoked or amended, be deemed as from the Effective Date to be valid and effective mandates in relation to the payment of interest and capital and instructions to Olympus UK Acquisitions in relation to the Loan Notes issued in respect thereof (subject to the terms of Part 6 and Part 7 of this document).

15. Conditions to the implementation of the Acquisition

The Acquisition is subject to the satisfaction of various conditions, including the receipt of certain Regulatory Approvals. Further details of the Conditions are set out in Part 3 of this document.

16. Alternative means of implementing the Acquisition

Olympus UK Acquisitions has reserved the right to elect to implement the Acquisition by way of a takeover offer, subject to the terms and conditions of the Implementation Agreement and to the consent of the Panel (where necessary). In such event, it is proposed that such offer would be implemented on the same terms (subject to appropriate amendments including an acceptance condition set at ninety per cent. of the shares to which such offer relates), so far as applicable, as those which would apply to the Scheme.

17. United Kingdom and United States taxation

Part 8 of this document contains a summary of the taxation position of UK and US Shareholders if the Acquisition becomes effective.

18. Overseas Persons

The implications of the Scheme and the Acquisition for Overseas Persons may be affected by the laws of the relevant jurisdictions. Overseas Persons should inform themselves about and observe any applicable legal requirement. It is the responsibility of each Overseas Person to satisfy themselves as

to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the US Securities Act or under the applicable securities laws of any state, district, territory or other jurisdiction of Australia, Canada, Japan or New Zealand. Accordingly, the Loan Notes have not been and may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from Australia, Canada, Japan, New Zealand, the United States or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes or to, or for the account or benefit of, any Restricted Overseas Person.

This document has been prepared for the purposes of complying with English law, the City Code and the Listing Rules and the information disclosed herein may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any other jurisdiction.

All Gyrus Shareholders (including, without limitation, nominees, trustees or custodians) who would, or otherwise intend to, forward this document to any jurisdiction outside the United Kingdom should seek appropriate authority before taking any action.

19. Action to be taken

Gyrus Shareholders will find enclosed with this document a blue Form of Proxy and a white Form of Proxy. The blue Form of Proxy is to be used in connection with the Court Meeting and the white Form of Proxy is to be used in connection with the Extraordinary General Meeting. Whether or not you intend to attend these Meetings, please complete and sign both Forms of Proxy and return them in accordance with the instructions printed on the forms either by post or (during normal business hours only) by hand so that the forms will be received by Capita Registrars, Proxies, The Registry, 34 Beckenham Road, Kent BR3 4TU no later than 11.00 a.m. on 7 January 2008 (in the case of the Court Meeting) and no later than 11.15 a.m. on 7 January 2008 (in the case of the EGM).

Reply paid cards are provided for this purpose for use in the United Kingdom only. Overseas shareholders will need to affix a stamp to the enclosed reply paid cards or place them into a stamped envelope.

The completion and return of a Form of Proxy will not prevent you from attending and voting in person at the Meetings, if you so wish and are so entitled.

Scheme Shareholders who hold Scheme Shares through CREST and who wish to appoint a proxy or proxies for the Meetings by using the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual.

Scheme Shareholders (other than Restricted Overseas Persons) who hold Scheme Shares in certificated form and who wish to make an election under the Loan Note Alternative are requested to complete the green Loan Note Form of Election in accordance with the instructions printed thereon and return such form at the same time as they return their Forms of Proxy.

Scheme Shareholders (other than Restricted Overseas Persons) who hold Scheme Shares in uncertificated form and who wish to elect to receive Loan Notes instead of cash in respect of their holding of Scheme Shares will need to take certain actions within CREST. Further information on the action they should take is set out in Part 7 of this document.

For the Court Meeting, it is important that as many votes as possible are cast, so that the Court may be satisfied that there is a fair and reasonable representation of the opinion of Scheme Shareholders entitled to attend and vote at the Court Meeting. You are therefore strongly urged to complete, sign and return your Forms of Proxy as soon as possible, whether or not you intend to attend the Meetings in person.

20. Further information

The terms of the Scheme are set out in full in Part 4 of this document. Your attention is also drawn to the further information contained in this document and, in particular, to the Conditions to the implementation of the Scheme and the Acquisition in Part 3 of this document, the financial information on the Gyrus Group in Part 5 of this document and the additional information set out in Part 9 of this document.

Yours faithfully

Paul Abecassis
Senior Managing Director
for and on behalf of
Bear, Stearns International Limited

Yours faithfully

Henry Stewart
Managing Director
for and on behalf of
Morgan Stanley & Co. Limited

PART 3: CONDITIONS TO THE IMPLEMENTATION OF THE ACQUISITION AND THE SCHEME

The Acquisition is conditional upon the Scheme becoming unconditional and becoming effective, subject to the City Code, by not later than 23 September 2008 or such later date, if any, as Olympus UK Acquisitions and Gyrus may agree (with, where applicable, the consent of the Panel and the Court).

1. The Scheme will be conditional upon:

   (a) approval of the Scheme by a majority in number representing three-fourths or more in value of the holders of Scheme Shares (or the relevant class or classes thereof), present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

   (b) the resolution(s) required to approve and implement the Scheme being passed by the requisite majority at the Extraordinary General Meeting or any adjournment of that meeting and not subsequently revoked; and

   (c) the sanction of the Scheme by the Court (with or without modification, but subject to any modification being on terms reasonably acceptable to Gyrus and Olympus UK Acquisitions), and the confirmation of the Reduction of Capital by the Court, and an office copy of the Reduction of Capital Court Orders being filed with (and, in the case of the Court Order in respect of the Reduction of Capital, registered by) the Registrar of Companies in England and Wales.

2. Gyrus and Olympus UK Acquisitions have agreed that, subject as stated in paragraph 3 below, the Acquisition will be conditional upon the following matters, and, accordingly, the necessary action to make the Scheme effective will not be taken unless such Conditions (as amended as appropriate) have been satisfied or waived:

   (a) all applicable filings having been made and all or any applicable waiting periods (including any extensions thereof) under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate, in each case in respect of the proposed combination of Gyrus with Olympus and neither of the parties being subject to any order or injunction of a court of competent jurisdiction in the United States that prohibits consummation of the Acquisition as a result of action brought by the US Federal Trade Commission or US Department of Justice;

   (b) no government or governmental, quasi governmental, supranational, statutory, court, regulatory or investigative body or any other body or person whatsoever in any jurisdiction (each a **Third Party**) having decided to take, institute or implement any action, proceeding, suit, investigation, enquiry or reference, or having required any action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, decision or order and there not continuing to be outstanding any statute, regulation, decision or order which would or might be reasonably expected to:

      (i) make the Acquisition, its implementation or the acquisition of any Gyrus Shares by any member of the Wider Olympus Group void, illegal and/or unenforceable under the laws of any jurisdiction, or otherwise directly or indirectly prohibit, or materially restrain, restrict or delay the implementation of, or impose material additional conditions or obligations with respect to, or otherwise materially challenge or require material amendment of, the Acquisition;

      (ii) require the divestiture by any member of the Wider Olympus Group or by any member of the Wider Gyrus Group of all or any part of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any part thereof) or to own any of their assets or properties (or any part thereof) which in any such case is material in the context of the Wider Olympus Group or the Wider Gyrus Group, in either case taken as a whole;

      (iii) impose any material limitation on, or result in a material delay in, the ability of any member of the Wider Olympus Group directly or indirectly to acquire or hold or to exercise effectively all or any rights of ownership in respect of shares or other securities in Gyrus or on the ability of any member of the Wider Gyrus Group or any member of the Wider Olympus Group directly or indirectly to hold or exercise effectively any rights of ownership in respect of shares or other securities (or the equivalent) in, or to exercise management

control over, any member of the Wider Gyrus Group which in each case is material in the context of the Acquisition;

(iv) require any member of the Wider Olympus Group or the Wider Gyrus Group to acquire or offer to acquire any shares, other securities (or the equivalent) or interest in any member of the Wider Gyrus Group or any asset owned by any third party (other than in the implementation of the Scheme), where such acquisition would be material in the context of the Wider Olympus Group taken as a whole or, as the case may be, the Wider Gyrus Group taken as a whole;

(v) require, prevent or materially delay a divestiture by any member of the Wider Olympus Group of any shares or other securities (or the equivalent) in any member of the Gyrus Group which is material in the context of the Gyrus Group taken as a whole;

(vi) result in any member of the Wider Gyrus Group ceasing to be able to carry on business under any name under which it presently carries on business which in any such case is material in the context of the Wider Gyrus Group taken as a whole;

(vii) impose any material limitation on the ability of any member of the Wider Gyrus Group to integrate or co-ordinate all or any part of its business with all or any part of the business of any other member of the Wider Gyrus Group or the Wider Olympus Group which is adverse to and material in the context of the Wider Gyrus Group or the Wider Olympus Group taken as a whole; or

(viii) otherwise affect the business, assets, profits or prospects of any member of the Wider Gyrus Group or any member of the Wider Olympus Group in a manner which is adverse to and material in the context of the Wider Gyrus Group and Wider Olympus Group taken as a whole or of the obligations of any member of the Wider Olympus Group taken as a whole in connection with the Acquisition, and all applicable waiting and other time periods during which any such Third Party could decide to take, institute or implement any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene under the laws of any jurisdiction in respect of the Scheme or the acquisition or proposed acquisition of any Gyrus Shares having expired, lapsed or been terminated;

(c) all necessary regulatory approvals, or all waiting periods in which such approvals may be granted having expired, been terminated, or lapsed without the taking of any action contrary to or inconsistent with such approvals, by the merger control authorities in Germany, Austria and Spain, in each case in relation to the Acquisition;

(d) except as publicly announced to a Regulatory Information Service by or on behalf of Gyrus before 19 November 2007 or as fairly disclosed in writing by or on behalf of Gyrus to Olympus UK Acquisitions before 19 November 2007, there being no provision of any arrangement, agreement, authorisation, law, lease or other instrument to which any member of the Wider Gyrus Group is a party or by or to which any such member or any of its assets is or may be bound or be subject, or any event or circumstance having occurred which under any arrangement, agreement, authorisation, law, lease or other instrument to which any member of the Wider Gyrus Group is a party or by or to which any such member or any of its assets is or may be bound or be subject, which would result in as a consequence of the Acquisition or the proposed acquisition by any member of the Wider Olympus Group of any Gyrus Shares or because of a change in the control or management of any member of the Wider Gyrus Group or otherwise, could or might reasonably be expected to result in, in each case to an extent which is material in the context of the Wider Gyrus Group taken as whole or the Acquisition:

(i) any material amount of monies borrowed by, or any other material indebtedness, actual or contingent, of any member of the Wider Gyrus Group being or becoming repayable, or capable of being declared repayable, immediately or prior to its or their stated maturity date or repayment date, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii) the rights, liabilities, obligations, interests or business of any member of the Wider Gyrus Group under any such arrangement, agreement, licence, permit, lease or instrument or the interests or business of any member of the Wider Gyrus Group in or with any other firm or

company or body or person (or any agreement or arrangement relating to any such business or interests) being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

(iii) any member of the Wider Gyrus Group ceasing to be able to carry on business under any name under which it presently carries on business;

(iv) any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider Gyrus Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider Gyrus Group otherwise than in the ordinary course of business;

(v) the creation or enforcement of any mortgage, charge or other security interest over the whole or any substantial part of the business, property or assets of any member of the Wider Gyrus Group;

(vi) the value of, or the financial or trading position or prospects of, any member of the Wider Gyrus Group being prejudiced or materially and adversely affected; or

(vii) the creation of any material liability (actual or contingent) by any member of the Wider Gyrus Group;

(e) except as publicly announced to a Regulatory Information Service by or on behalf of Gyrus before 19 November 2007 or as fairly disclosed in writing by Gyrus to Olympus UK Acquisitions prior to 19 November 2007, no member of the Gyrus Group having since 31 December 2006:

(i) issued or agreed to issue or authorised or proposed the issue of additional shares of any class, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible capital or transferred or sold or agreed to transfer or sell or proposed the transfer or sale of Gyrus Shares out of treasury (save, in each case, where relevant, as between Gyrus and wholly-owned subsidiaries of Gyrus prior to 19 November 2007 and save for the issue of Gyrus Shares or the transfer or sale of Gyrus Shares out of treasury on the exercise of options granted under the Gyrus Employee Share Schemes or the Gyrus Non-Employee Plan in the ordinary course prior to 19 November 2007);

(ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (whether payable in cash or otherwise) other than to Gyrus or one of its wholly-owned subsidiaries;

(iii) merged with or demerged from or acquired any body corporate, partnership or business or acquired or disposed of, or transferred, mortgaged or charged or created any security interest over, any assets or any right, title or interest in any asset (including shares and trade investments) or authorised, proposed or announced any intention to do so in each case other than in the ordinary course of business and provided not material in the context of the Wider Gyrus Group taken as a whole and save for transactions as between Gyrus and its wholly-owned subsidiaries or between such wholly-owned subsidiaries;

(iv) made, authorised, proposed or announced an intention to propose any change in its loan capital;

(v) issued, authorised or proposed the issue of any debentures or (save in the ordinary course of business and save as between Gyrus and its wholly-owned subsidiaries or between such wholly-owned subsidiaries) incurred or increased any indebtedness or become subject to any contingent liability which is material in the context of the Wider Gyrus Group taken as a whole;

(vi) entered into or varied or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise), otherwise than in the ordinary course of business, which is of a long term, unusual or onerous nature, or which involves or could involve an obligation of a nature or magnitude which is, in any such case, material in the context of the Wider Gyrus Group taken as a whole or which is or is likely to be restrictive on the business of any member of the

Gyrus Group or the Olympus Group where such restriction is material in the context of the Wider Gyrus Group taken as a whole or of the Acquisition;

(vii) entered into or varied the terms of any service agreement with any director or senior executive of the Gyrus Group;

(viii) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme, or, other than in the ordinary course of business, materially altered any other benefit relating to the employment or termination of employment of any employee of the Gyrus Group;

(ix) the trustees of any relevant pension scheme having made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors, employees or their dependants or the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis on which the liabilities (including pensions) of such pension schemes are funded or valued, or agreed or consented to any change to the trustees or trustee directors, in each case which is material in the context of the Wider Gyrus Group taken as a whole;

(x) implemented or effected or announced its intention to implement or effect, any reconstruction, amalgamation, scheme or other transaction or arrangement otherwise than in the ordinary course of business;

(xi) other than by a wholly-owned subsidiary of Gyrus, purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect of the matters mentioned in sub paragraph (i) above, made any other change to any part of its share capital to an extent which is material in the context of the Wider Gyrus Group taken as a whole;

(xii) waived or compromised any claim otherwise than in the ordinary course of business which is material in the context of the Wider Gyrus Group taken as a whole;

(xiii) made any material alteration to its memorandum or articles of association or other incorporation documents which is material in the context of the Wider Gyrus Group taken as a whole;

(xiv) other than in respect of a body corporate which is dormant and was solvent at the relevant time, taken or proposed any corporate action or had any legal proceedings instituted or threatened in writing against it for its winding up (voluntary or otherwise), dissolution, reorganisation or for the appointment of any administrator, receiver, administrative receiver, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction or had any such person appointed;

(xv) been unable, or admitted in writing that it is unable, to pay its debts or commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness, or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

(xvi) entered into any contract, commitment, agreement or arrangement otherwise than in the ordinary course of business or passed any resolution or made any offer (which remains open for acceptance) with respect to, or announced an intention to, or to propose to, effect any of the Acquisition, matters or events referred to in this condition;

(f) since 31 December 2006, and except as publicly announced to a Regulatory Information Service by or on behalf of Gyrus or as fairly disclosed in writing by or on behalf of Gyrus to Olympus UK Acquisitions, in each case, before 19 November 2007:

(i) there having been no adverse change in the business, assets, financial or trading position or profits or prospects or operational performance of any member of the Wider Gyrus Group to an extent which is material to the Gyrus Group taken as a whole;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced or instituted by or against and remaining outstanding against any member of the Wider Gyrus Group or to which any member of the Wider Gyrus Group is or may become a party (whether as claimant or defendant or otherwise) and no enquiry or investigation by, or complaint or reference to, any Third Party against or in respect of any member of the Wider Gyrus Group having been threatened, announced or instituted by and against, or remaining outstanding in respect of, any member of the Wider Gyrus Group which, in any such case, might reasonably be expected to materially and adversely affect the Wider Gyrus Group taken as a whole;

(iii) no contingent or other liability having arisen or become known to Olympus UK Acquisitions which would be reasonably likely to adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider Gyrus Group to an extent which is material to the Wider Gyrus Group taken as a whole; and

(iv) no steps having been taken and no omissions having been made which are likely to result in the withdrawal, cancellation, termination or modification of any Authorisation held by any member of the Wider Gyrus Group, which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which is material in the context of the Wider Gyrus Group taken as a whole;

(g) since 31 December 2006, and except as publicly announced to a Regulatory Information Service by or on behalf of Gyrus or as fairly disclosed in writing by or on behalf of Gyrus to Olympus UK Acquisitions, in each case, before 19 November 2007, Olympus UK Acquisitions not having discovered:

(i) that any financial, business or other information concerning the Wider Gyrus Group publicly disclosed which is material and adverse to the financial or trading position of the Wider Gyrus Group taken as a whole is misleading to a material extent, or contains a material misrepresentation of fact; or

(ii) that any member of the Wider Gyrus Group is subject to any liability, contingent or otherwise and which is material in the context of the Wider Gyrus Group taken as a whole;

(h) except as publicly announced to a Regulatory Information Service by or on behalf of Gyrus or as fairly disclosed by or on behalf of Gyrus to Olympus UK Acquisitions in each case before 19 November 2007, in relation to any release, emission, accumulation, discharge, disposal or other fact or circumstance which has impaired or is likely to impair the environment (including property) or harmed or is likely to harm human health, no past or present member of the Wider Gyrus Group, in each case in a manner or to an extent which is material in the context of the Wider Gyrus Group taken as a whole, (i) having committed any violation of any applicable laws, statutes, regulations, notices or other requirements of any Third Party and/or (ii) having incurred any liability (whether actual or contingent) to any Third Party; and/or (iii) being likely to incur any liability (whether actual or contingent), or being required, to make good, remediate, repair, re-instate or clean up the environment (including any property).

3. Olympus UK Acquisitions reserves the right to waive in whole, or in part, all or any of the Conditions, except Condition 1.

4. Save with the consent of the Panel, the proposals will lapse and the Scheme will not proceed if (i) the Office of Fair Trading makes a reference to the United Kingdom Competition Commission under section 33 of the Enterprise Act 2002 or (ii) the European Commission initiates proceedings under Article 6(1)(c) of the Merger Regulation or makes a referral to a competent authority of the United Kingdom under Article 9(3)(b) of the Merger Regulation and there is a subsequent reference to the United Kingdom Competition Commission, in either case before the date on which the resolutions are passed at the Court Meeting (or in the case of a takeover offer under paragraph 6 below before 1.00 p.m. on the first closing date of the takeover offer or the date on which the takeover offer becomes or is declared unconditional as to acceptances, whichever is the later).

5. If Olympus UK Acquisitions is required by the Panel to make an offer for Gyrus Shares under the provisions of Rule 9 of the City Code, Olympus UK Acquisitions may make such alterations to the terms and conditions of the offer as are necessary to comply with the provisions of that rule.

6. Olympus UK Acquisitions reserves the right to elect (with the consent of the Panel (where necessary)) to implement the acquisition of the entire issued and to be issued ordinary share capital of Gyrus by way of a takeover offer (as such term is defined in Part 28 of the Companies Act 2006). In such event, the takeover offer will be implemented on the same terms (subject to amendments necessary to reflect the change in method of effecting the Acquisition), so far as applicable, as those which would apply to the Scheme. In particular, Condition 1 would not apply, however, the takeover offer would be subject to the following further condition:

"valid acceptances being received (and not, where permitted, withdrawn) by not later than 1.00 p.m. (London time) on the first closing date of the takeover offer (or such later time(s) and/or date(s) as Olympus UK Acquisitions may, subject to the rules of the City Code and with the consent of the Panel, decide) in respect of not less than 90 per cent. (or such lower percentage as Olympus UK Acquisitions may decide) (i) of the Gyrus Shares to which the takeover offer relates; and (ii) of the voting rights attached to those shares, provided that this condition will not be satisfied unless Olympus UK Acquisitions (together with its wholly-owned subsidiaries) shall have acquired or agreed to acquire (whether pursuant to the takeover offer or otherwise) Gyrus Shares carrying in aggregate more than 50 per cent. of the voting rights normally exercisable at a general meeting of Gyrus, including for this purpose (except to the extent otherwise agreed by the Panel) any such voting rights attaching to Gyrus Shares that are unconditionally allotted or issued before the takeover offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise. For the purposes of this condition:

(a) Gyrus Shares which have been unconditionally allotted shall be deemed to carry the voting rights they will carry upon issue;

(b) Gyrus Shares that cease to be held in treasury are Gyrus Shares to which the offer relates; and

(c) the expression "Gyrus Shares to which the offer relates" shall be construed in accordance with Part 28 of the Companies Act 2006."

IN THE HIGH COURT OF JUSTICE **No. 9223 of 2007**
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF

GYRUS GROUP PLC

-and-

IN THE MATTER OF

THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(under section 425 of the Companies Act 1985)

between

GYRUS GROUP PLC

and

THE SCHEME SHAREHOLDERS

(as hereinafter defined)

SECTION ONE

PRELIMINARY

(A) In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

Business Day	means a day (other than a Saturday or Sunday) on which banks are open for business (other than solely for trading and settlement in Euro) in London;
Cancellation Shares	means the Scheme Shares other than the Loan Note Elected Shares (but including the Loan Note Elected Shares treated as Cancellation Shares pursuant to subclause 3.3 of this Scheme);
certificated or **in certificated form**	means a share which is not in uncertificated form (that is, not in CREST);
City Code	means the City Code on Takeovers and Mergers;
Company or **Gyrus**	means Gyrus Group PLC, a company incorporated in England and Wales with registered number 3234242;
Court	means the High Court of Justice in England and Wales;
Court Hearing	means either the hearing by the Court of the application to sanction the Scheme or, as the context requires, the hearing to confirm the Reduction of Capital;
Court Meeting	means the meeting (and any adjournment thereof) of the holders of Scheme Shares convened by an order of the Court under section 425 of the Companies Act 1985 to consider and, if thought fit, to approve the Scheme, notice of which is set out at the end of the Scheme Document;
Court Orders	means the orders of the Court sanctioning the Scheme pursuant to section 425 of the Companies Act 1985 and confirming the Reduction of Capital;
CREST	means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);
CRESTCo	means Euroclear UK & Ireland Limited;
Effective Date	means the date on which this Scheme becomes effective in accordance with clause 8 of the Scheme;
EGM or **Extraordinary General Meeting**	means the extraordinary general meeting of Gyrus, notice of which is set out at the end of the Scheme Document (and any adjournment thereof);
Gyrus Shareholder	means a holder of Gyrus Shares from time to time;
Gyrus Shares	means ordinary shares of one penny each in the capital of Gyrus;
holder	includes any person entitled by transmission;
Loan Note Alternative	means the alternative available under the Scheme whereby Scheme Shareholders (other than Restricted Overseas Persons) may elect, subject to certain limitations and conditions, to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled pursuant to the Scheme;

Loan Note Elected Shares	means Scheme Shares (if any) in respect of which valid elections have been made under the Loan Note Alternative in accordance with its terms and this Scheme;
Loan Note Form of Election	means the green form of election relating to the Loan Note Alternative which accompanies the Scheme Document and will be received by certificated shareholders only;
Loan Notes	means the loan notes to be issued by Olympus UK Acquisitions pursuant to the Loan Note Alternative, particulars of which are summarised in Part 6 of the Scheme Document;
Meetings	means the Court Meeting and the Extraordinary General Meeting;
New Gyrus Shares	means the ordinary shares of one penny each in the capital of Gyrus to be created in accordance with subclause 1.2 of this Scheme and to be issued by the Company to Olympus UK Acquisitions following the cancellation of the Cancellation Shares pursuant to the Scheme;
Olympus Group	means Olympus Corporation, its subsidiaries and subsidiary undertakings;
Olympus UK Acquisitions	means Olympus UK Acquisitions Limited, a company incorporated in England and Wales with registered number 6388810;
Panel	means the Panel on Takeovers and Mergers;
Receiving Agent	means Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU;
Reduction of Capital	means the reduction of the share capital of Gyrus under section 135 of the Companies Act 1985 by the cancellation and extinguishing of the Cancellation Shares, to be effected as part of this Scheme;
Registrars	means Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA;
Restricted Overseas Person	means: (a) any US person, as defined in Regulation S under the US Securities Act; (b) any person (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in or resident in, or any person whom Olympus UK Acquisitions believes to be in or resident in, Australia, Canada, Japan or New Zealand (or any custodian, nominee or trustee for such person); and (c) any person who is deemed not to have made a valid election for the Loan Note Alternative pursuant to subclause 3.10 of this Scheme;

Scheme	means this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Gyrus and Olympus UK Acquisitions;
Scheme Document	means the document dated 17 December 2007 sent by the Company to the Gyrus Shareholders;
Scheme Record Time	means 6.00 p.m. on the Business Day immediately preceding the Court Hearing for the Reduction of Capital;
Scheme Shareholder	means a holder of Scheme Shares from time to time;
Scheme Shares	means the Gyrus Shares which are: (a) in issue at the date of the Scheme Document; (b) (if any) issued after the date of the Scheme Document and prior to the Voting Record Time in respect of the Court Meeting; and (c) (if any) issued on or after the Voting Record Time in respect of the Court Meeting; and at or prior to the Scheme Record Time in respect of which the original or any subsequent holders thereof are bound by the Scheme or in respect of which the original or any subsequent holders thereof shall have agreed in writing to be bound by the Scheme, but excluding any Gyrus Shares held by any member of the Olympus Group;
TTE Instruction	means a transfer to escrow instruction (as defined in the CREST manual);
UK or **United Kingdom**	means the United Kingdom of Great Britain and Northern Ireland;
uncertificated or **in uncertificated form**	means recorded on the relevant register as being held in uncertificated form in CREST and title to which may be transferred by means of CREST;
US or **United States**	means the United States of America, its territories and possessions, any state or political sub-division of the United States of America and the District of Columbia;
US Securities Act	means the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and
Voting Record Time	means 6.00 p.m. on the day which is two days before the date of the Meeting(s) or, if the Meeting(s) is/are adjourned, 6.00 p.m. on the day falling two days before the date of such adjourned Meeting(s).

(B) References to **clauses** and **subclauses** are to clauses and subclauses of section two of this Scheme.

(C) The authorised share capital of the Company at the date of this Scheme is £3,261,632 divided into 193,844,700 Gyrus Shares and 2,646,370 deferred redeemable shares of 50 pence each, of which, as at the close of business on 13 December 2007, 148,591,269 Gyrus Shares and 2,646,370 deferred redeemable shares of 50 pence each have been issued and are credited as fully paid and the remainder are unissued.

(D) As at the close of business on 13 December 2007, Olympus UK Acquisitions held 29,694,009 Gyrus Shares.

(E) Olympus UK Acquisitions has agreed to appear by counsel on the hearing of the claim form to sanction this Scheme and to submit to be bound by and to undertake to the Court to be bound by this Scheme and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

SECTION TWO

THE SCHEME

1. Cancellation of the Cancellation Shares

1.1 The share capital of the Company shall be reduced by cancelling and extinguishing the Cancellation Shares.

1.2 Forthwith and contingently upon the reduction of capital referred to in subclause 1.1 taking effect and notwithstanding anything to the contrary in the Company's articles of association:

(a) the authorised share capital of the Company shall be increased to its former amount by the creation of such number of New Gyrus Shares as is equal to the aggregate number of Cancellation Shares cancelled pursuant to subclause 1.1 and having the same rights as the Cancellation Shares so cancelled; and

(b) the reserve arising in the books of account of the Company as a result of the reduction of capital referred to in subclause 1.1 shall be applied by the Company in paying up in full at par the New Gyrus Shares created pursuant to subclause 1.2(a) of this Scheme, which shall be allotted and issued credited as fully paid (free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever) to Olympus UK Acquisitions and/or its nominee(s).

2. Consideration for cancellation of the Cancellation Shares

In consideration of the cancellation of the Cancellation Shares and the allotment and issue of the New Gyrus Shares as provided in clause 1 of this Scheme, Olympus UK Acquisitions shall pay or procure that there shall be paid to or for the account of each holder of Cancellation Shares (as appearing in the register of members of the Company at the Scheme Record Time) the sum of 630 pence in cash for each Cancellation Share held by such holder.

3. Loan Note Alternative

3.1 Conditional upon and subject to the remainder of this clause 3 and clause 4, if any Scheme Shareholder shall validly so elect in respect of all or some of his Scheme Shares, Olympus UK Acquisitions shall, in consideration for the transfer of the Loan Note Elected Shares under clause 4 (and subject as hereinafter provided) and conditional upon the allotment and issue of New Gyrus Shares pursuant to subclause 1.2(b), allot and issue to such holder (as appearing in the register of members of the Company at the Scheme Record Time):

for each £1 of cash consideration (to which such Scheme Shareholder would otherwise have been entitled under clause 2)	**£1 nominal value of Loan Notes**

provided that the Loan Note Alternative shall not be available to Restricted Overseas Persons, or persons whom Olympus UK Acquisitions believes to be Restricted Overseas Persons.

3.2 Restricted Overseas Persons will only be eligible to receive cash consideration and may not elect for or otherwise participate in the Loan Note Alternative. Any election by a Restricted Overseas Person, in full or in part, for the Loan Note Alternative will be void and such Restricted Overseas Person will be entitled to receive only cash consideration.

3.3 If valid elections for the Loan Note Alternative would result in the issue pursuant to this Scheme of less than £3,000,000 in aggregate nominal value of Loan Notes, Olympus UK Acquisitions will not issue any Loan Notes (unless it decides otherwise). If no Loan Notes are issued pursuant to this clause 3, any relevant Scheme Shares whose holders have elected for the Loan Note Alternative shall be treated as Cancellation Shares for the purposes of this Scheme, such holders shall then receive the cash to which they would otherwise be entitled under this Scheme and clause 4 of this Scheme shall not apply.

3.4 The maximum aggregate nominal value of Loan Notes available under the Loan Note Alternative is £100,000,000. To the extent that Scheme Shareholders validly elect to receive Loan Notes the aggregate nominal value of which exceeds such maximum amount, the entitlement of each Scheme Shareholder who so validly elects will be scaled down pro rata (or as near thereto as Olympus UK

Acquisitions in its absolute discretion considers practicable) to the number of Scheme Shares in respect of which he has elected for the Loan Note Alternative and each such election shall be valid only in respect of the number of Scheme Shares so scaled down.

3.5 The Loan Notes shall be issued credited as fully paid and in amounts and integral (whole) multiples of £1 nominal. No fraction of a Loan Note shall be issued to any Scheme Shareholder and the cash entitlement relating thereto shall be disregarded and not paid to such holder.

3.6 The election referred to in subclause 3.1 of this Scheme shall be made by the completion and delivery of a Loan Note Form of Election for certificated shareholders in accordance with the instructions set out in the Scheme Document or by delivery of a TTE Instruction validly electing for the Loan Note Alternative for uncertificated Shareholders.

3.7 Olympus UK Acquisitions shall be entitled, in determining whether a Loan Note Form of Election is valid or not, to exercise the powers and discretions provided for in Part 6 of the Scheme Document.

3.8 Upon execution and delivery by a Scheme Shareholder of a valid Loan Note Form of Election or the delivery of a TTE Instruction validly electing for the Loan Note Alternative, such holder shall be bound by the terms and provisions contained in the Loan Note Form of Election and in Part 7 of the Scheme Document and in particular (but without prejudice to the generality of the foregoing):

(a) shall be responsible for the representations, warranties and undertaking contained in Notes 2 and 3 on page 4 of the Loan Note Form of Election and those set out in paragraph 3(a) of Part 7 of the Scheme Document; and

(b) shall be bound by the provisions set out in paragraph 3(b) to paragraph 3(l) of Part 7 of the Scheme Document.

3.9 The Loan Notes will be constituted by an instrument substantially in the form already prepared and initialled for the purpose of identification by Allen & Overy LLP solicitors and Weil, Gotshal & Manges solicitors, with such modifications or additions, if any, as may prior to the execution thereof be agreed between Gyrus and Olympus UK Acquisitions.

3.10 The provisions of this clause 3 shall be subject to any prohibition or condition imposed by law. The Loan Note Alternative shall not be available to Restricted Overseas Persons or persons whom Olympus UK Acquisitions believes are Restricted Overseas Persons. Without prejudice to any of the foregoing, if, in respect of any Scheme Shareholder with a registered address outside the UK or who is a citizen, resident or national of a jurisdiction outside the UK, Olympus UK Acquisitions is advised that the issue of Loan Notes pursuant to this clause 3 would or may infringe the laws of any such jurisdiction, or would or may require Olympus UK Acquisitions to observe any governmental or other consent to any registration, filing or other formality with which Olympus UK Acquisitions is unable to comply or which Olympus UK Acquisitions regards as unduly onerous, Olympus UK Acquisitions may determine that the Loan Note Alternative shall not be available to such holder so that such holder shall be deemed to be a Restricted Overseas Person and any Loan Note Form of Election completed or received or TTE Instruction delivered by such holder shall be invalid.

3.11 If at the Scheme Record Time the number of Scheme Shares held by a person who has elected to receive Loan Notes:

(a) is equal to or exceeds the number of Scheme Shares in respect of which an election for Loan Notes made by him would otherwise be effective, the validity of his election shall not be affected by any alteration in his holding of Scheme Shares between the date on which he made such election and the Scheme Record Time and any reductions in his holding shall, if applicable, be treated as disposals of those Scheme Shares in respect of which he did not elect to receive Loan Notes; or

(b) is less than the number of Scheme Shares in respect of which the holder has elected to receive such Loan Notes, he shall be treated as having validly elected to receive Loan Notes in respect of all of his Scheme Shares.

3.12 Elections made by Scheme Shareholders under the Loan Note Alternative will not affect the entitlement of Scheme Shareholders who do not make any such election.

4. Acquisition of Loan Note Elected Shares

4.1 Forthwith and contingently upon the cancellation of the Cancellation Shares becoming effective in accordance with the terms of this Scheme, the allotment of the New Gyrus Shares referred to in subclause 1.2(b) of this Scheme and the registration of such New Gyrus Shares in the name of Olympus UK Acquisitions and/or its nominee(s) but subject to subclauses 3.2 and 3.3 of this Scheme, Olympus UK Acquisitions shall acquire the Loan Note Elected Shares fully paid, with full title guarantee, free from all liens, equities, charges, encumbrances and other interests and together with all rights at the date of this Scheme or thereafter attached thereto including the right to receive and retain all dividends and other distributions declared, paid or made thereon, on or after 19 November 2007.

4.2 For such purposes, the Loan Note Elected Shares shall be transferred to Olympus UK Acquisitions and, to give effect to such transfer, any person may be appointed by Olympus UK Acquisitions to execute as transferor an instrument or instruction of transfer of any Loan Note Elected Share and every instrument or instruction of transfer so executed shall be as effective as if it had been executed by the holder or holders of the Loan Note Elected Shares thereby transferred.

5. Settlement

5.1 As soon as practicable after the Effective Date and, in any event, not more than 14 days thereafter, Olympus UK Acquisitions shall:

(a) in the case of Cancellation Shares which at the Scheme Record Time were in certificated form, despatch or procure the despatch to the persons entitled thereto, in accordance with the provisions of subclause 5.2 of this Scheme, cheques for the sums payable to them respectively in accordance with clause 2 of this Scheme, or, in the case of Cancellation Shares which at the Scheme Record Time were in uncertificated form, ensure that an assured payment obligation in respect of the sums payable in accordance with clause 2 of this Scheme, to the persons entitled thereto is created in accordance with the CREST assured payment arrangements PROVIDED THAT Olympus UK Acquisitions reserves the right to make payment of the said consideration by cheque as aforesaid if, for reasons outside its reasonable control, it is not able to effect settlement in uncertificated form in accordance with this paragraph; and

(b) against the execution of any instrument or instruction of transfer referred to in clause 4 of this Scheme, in the case of Loan Note Elected Shares, issue the Loan Notes which it is required to issue pursuant to clause 3 of this Scheme, and procure the delivery of certificates therefor to the persons entitled thereto, in accordance with the provisions of subclause 5.2 of this Scheme.

5.2 All deliveries of cheques and certificates required to be made pursuant to this Scheme shall be effected by posting the same by first class post in pre-paid envelopes addressed to the persons entitled thereto at their respective addresses as appearing in the register of members of the Company at the Scheme Record Time (or, in the case of joint holders, at the address of that one of the joint holders whose name stands first in the said register in respect of such joint holding at such time) or in accordance with any special instructions regarding communications, and neither Olympus UK Acquisitions nor the Company nor their respective agents or nominees shall be responsible for any loss or delay in the transmission of cheques or certificates sent in accordance with this subclause 5.2 of this Scheme which shall be sent at the risk of the person entitled thereto.

5.3 All cheques shall be made payable to the Shareholder(s) entitled thereto and the encashment of any such cheque shall be a complete discharge of Olympus UK Acquisitions's obligation to pay for the monies represented thereby.

5.4 The provisions of this clause 5 shall be subject to any prohibition or condition imposed by law.

5.5 In respect of payments made through CREST, Scheme Shareholders will receive any cash consideration to which they are entitled no later than 14 days after the Effective Date through the CREST payment system to the appropriate CREST account through which the relevant Scheme Shareholders hold such uncertificated shares in respect of the cash consideration due to them. The creation of such an assured payment arrangement shall be a complete discharge of Olympus UK Acquisition's obligations under this Scheme with reference to payments through CREST.

6. Certificates and cancellations

With effect from and including the Effective Date:

(a) all certificates representing Cancellation Shares shall cease to have effect as documents of title to the Cancellation Shares comprised therein and every Scheme Shareholder shall be bound at the request of the Company to deliver up the same to the Company or as it may direct;

(b) all certificates representing Loan Note Elected Shares (which are to be sent to the Receiving Agent together with the relevant Loan Note Form of Election, subject to the terms of paragraphs 3(g) and 3(h) of Part 7 of the Scheme Document) shall, in any event, cease to have effect as documents of title to the Loan Note Elected Shares comprised therein; and

(c) CRESTCo shall be instructed to cancel the entitlements to Cancellation Shares of Scheme Shareholders in uncertificated form. As regards uncertificated Cancellation Shares, appropriate entries will be made in the register of members of the Company with effect from the Effective Date to reflect their cancellation.

7. Dividend mandates

7.1 Each mandate relating to the payment of dividends on any Cancellation Shares and other instructions given to the Company by holders of Cancellation Shares in force at the Scheme Record Time shall, as from the Effective Date, cease to be valid.

7.2 Each mandate relating to the payment of dividends on any Loan Note Elected Shares and other instructions to the Company by holders of Loan Note Elected Shares in force at the Scheme Record Time shall, unless and until revoked or amended, be deemed as from the Effective Date to be valid and effective mandates or instructions to Olympus UK Acquisitions in respect of payments pursuant to the corresponding Loan Notes to be issued pursuant to the Scheme.

8. The Effective Date

8.1 This Scheme shall become effective in accordance with its terms as soon as an office copy of (i) the Court Order sanctioning this Scheme under section 425 of the Companies Act 1985 has been delivered to the Registrar of Companies for registration and (ii) the Court Order confirming the Reduction of Capital has been delivered to the Registrar of Companies and registered by him.

8.2 Unless this Scheme shall become effective on or before 23 September 2008 or such later date (if any) as Olympus UK Acquisitions and Gyrus may agree and the Panel and the Court may allow, this Scheme shall never become effective.

9. Modification

Olympus UK Acquisitions and the Company may jointly consent on behalf of all persons concerned to any modification of, or addition to, this Scheme or to any condition which the Court may approve or impose.

10. Governing law

This Scheme is governed by English Law and is subject to the jurisdiction of the English courts. The rules of the City Code will, so far as they are appropriate, apply to this Scheme.

Dated 17 December 2007

PART 5: FINANCIAL INFORMATION ON THE GYRUS GROUP

1. Financial information on Gyrus

The information in this section sets out the audited consolidated financial statements of Gyrus for the years ended 31 December 2004, 31 December 2005 and 31 December 2006. The financial information contained in this section has been extracted, without material adjustment, from Gyrus's audited consolidated statutory accounts for the years ended 31 December 2005 and 31 December 2006.

The auditor's reports on the consolidated statutory accounts for each of the three years ended 31 December 2004, 31 December 2005 and 31 December 2006 were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The financial information contained in this section does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The consolidated statutory accounts of Gyrus for each of the three years ended 31 December 2004, 31 December 2005 and 31 December 2006 have been delivered to the Registrar of Companies.

2. Unaudited interim report

The information in this section has been extracted, without material adjustment, from the unaudited interim report of Gyrus for the six months ended 30 June 2007, which was published on 17 September 2007. The financial information contained in this section does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985.

CONSOLIDATED INCOME STATEMENT

YEAR ENDED 31 DECEMBER

	Note	31 December 2006 pre-restructuring costs and IAS 12 adjustment	Restructuring (Note 3)	IAS 12 adjustment to goodwill (Note 9)	Year ended 31 December 2006	Year ended 31 December 2005 pre-restructuring costs	Restructuring (Note 3)	Impact of fair value adjustments on acquired inventory and option accounting (Note 25)	Year ended 31 December 2005	Year ended 31 December 2004
						(£000)				
Revenue	1	**213,342**	**—**	**—**	**213,342**	150,376	—	—	150,376	86,930
Cost of sales		**(84,351)**	**(2,514)**	**—**	**(86,865)**	(62,006)	(57)	(4,686)	(66,749)	(35,570)
Gross profit		**128,991**	**(2,514)**	**—**	**126,477**	88,370	(57)	(4,686)	83,627	51,360
Other operating income	4	**695**	**—**	**—**	**695**	1,501	—	—	1,501	641
Selling and distribution expenses										
—Selling and distribution		**(59,334)**	**(1,952)**	**—**	**(61,286)**	(38,955)	(1,206)	—	(40,161)	(23,158)
—Amortisation of acquired intangible assets		**(5,506)**	**—**	**—**	**(5,506)**	(2,524)	—	—	(2,524)	—
Research and development expenses										
—Research and development		**(15,196)**	**(308)**	**—**	**(15,504)**	(13,148)	—	—	(13,148)	(7,139)
—Amortisation of acquired intangible assets		**(2,942)**	**—**	**—**	**(2,942)**	(1,349)	—	—	(1,349)	—
General and administrative expenses		**(19,982)**	**(1,034)**	**(1,773)**	**(22,789)**	(16,422)	(1,106)	—	(17,528)	(11,629)
Operating profit		**26,726**	**(5,808)**	**(1,773)**	**19,145**	17,473	(2,369)	(4,686)	10,418	10,075
Financial income	7	**1,322**	**—**	**—**	**1,322**	255	—	2,972	3,227	932
Financial expense	8	**(10,342)**	**—**	**—**	**(10,342)**	(5,718)	—	(992)	(6,710)	(1,020)
Profit before taxation		**17,706**	**(5,808)**	**(1,773)**	**10,125**	12,010	(2,369)	(2,706)	6,935	9,987
Taxation	9	**940**	**2,128**	**—**	**3,068**	(3,340)	900	1,781	(659)	(1,504)
Profit for the year		**18,646**	**(3,680)**	**(1,773)**	**13,193**	8,670	(1,469)	(925)	6,276	8,483
Earnings per ordinary share										
Basic	17				**9.0p**				5.6p	10.2p
Diluted	17				**8.7p**				5.4p	10.1p

All activities were in respect of continuing operations.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME & EXPENSE
YEAR ENDED 31 DECEMBER

	Note	2006	2005	2004
			(£000)	
Exchange differences arising on translation of foreign operations		**(32,864)**	19,027	(8,326)
Deferred tax recognised on income and expenses recognised directly in equity	9	**451**	443	(187)
Cash flow hedges				
Changes in accounting policy relating to first-time adoption of IAS 39		**—**	(115)	—
Effective portion of changes in fair value of cash flow hedges net of recycling	22	**75**	809	—
Actuarial gain/(loss) on defined benefit pension plan	19	**227**	(35)	—
		(32,111)	20,129	(8,513)
Profit for the year	16	**13,193**	6,276	8,483
Total recognised income and expense for the year		**(18,918)**	26,405	(30)

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER

	Note	2006	2005	2004
			(£000)	
Assets				
Property, plant and equipment	10	**20,784**	20,057	10,396
Goodwill	11	**253,538**	288,251	90,709
Other intangible assets	11	**89,831**	110,288	265
Deferred tax asset	12	**—**	—	4,403
Total non-current assets		**364,153**	418,596	105,773
Inventories	13	**32,353**	33,140	13,434
Trade receivables	14	**33,713**	35,509	13,834
Other current assets	14	**7,076**	8,849	2,480
Cash and cash equivalents	15	**23,327**	20,194	7,263
Total current assets		**96,469**	97,692	37,011
Total assets		**460,622**	516,288	142,784
Equity				
Share capital	16	**(2,792)**	(2,785)	(2,160)
Share premium	16	**(305,282)**	(303,699)	(152,447)
Merger reserve	16	**(3,860)**	(3,860)	(3,860)
Other reserves	16	**22,102**	(10,687)	9,034
Retained earnings	16	**2,999**	19,526	27,780
Total equity		**(286,833)**	(301,505)	(121,653)
Liabilities				
Bank loan	18	**(99,633)**	(136,731)	—
Obligations under finance leases and hire purchase contracts	18	**(44)**	(146)	(126)
Deferred tax liabilities	12	**(13,778)**	(22,801)	—
Provisions	20	**(1,400)**	(1,624)	—
Other creditors	18	**—**	—	(8)
Total non-current liabilities		**(114,855)**	(161,302)	(134)
Bank overdrafts and loans due within one year	18	**(20,437)**	(13,123)	(8,928)
Trade and other payables	21	**(34,846)**	(37,700)	(11,685)
Current tax payable		**(540)**	(929)	(326)
Obligations under finance leases and hire purchase contracts	18	**(99)**	(134)	(58)
Provisions	20	**(3,012)**	(1,595)	—
Total current liabilities		**(58,934)**	(53,481)	(20,997)
Total liabilities		**(173,789)**	(214,783)	(21,131)
Total equity and liabilities		**(460,622)**	(516,288)	(142,784)

CONSOLIDATED CASH FLOW STATEMENT
YEAR ENDED 31 DECEMBER

	Note	2006	2005	2004
			(£000)	
Cash flows from operating activities				
Profit for the year		**13,193**	6,276	8,483
Adjustments for:				
Depreciation of property, plant and equipment	10	**4,784**	4,316	3,562
Amortisation of intangible assets	11	**8,803**	4,327	346
IAS 12 adjustment to goodwill	9	**1,773**	—	—
Loss/(profit) on disposal of property, plant and equipment		**81**	85	(263)
Financial income and expense		**9,020**	5,463	88
Exchange (loss)/gain included in financial income and expense		**(423)**	(1,062)	762
Fair value adjustment on acquired inventory and option accounting		**—**	2,705	—
Equity settled share based payment expense		**2,656**	1,570	324
Taxation		**(3,068)**	659	1,504
Operating cash flows before movement in working capital		**36,819**	24,339	14,806
(Increase)/decrease in inventories		**(4,238)**	(1,263)	856
Increase in trade and other receivables		**(263)**	(10,268)	(1,578)
Increase in trade and other payables		**3,176**	948	1,963
Cash generated from operations		**35,494**	13,756	16,047
Interest paid		**(9,595)**	(3,227)	(787)
Tax paid		**(2,850)**	(573)	(185)
Net cash from operating activities		**23,049**	9,956	15,075
Cash flows from investing activities				
Interest received		**742**	192	171
Proceeds on disposal of property, plant and equipment		**306**	—	417
Acquisition of property, plant and equipment	10	**(7,685)**	(4,238)	(2,657)
Acquisition of patents, trademarks and other intangibles	11	**(140)**	(56)	—
Expenditure on product development	11	**(1,104)**	(253)	(141)
Acquisition of subsidiaries (net of cash acquired)	2	**—**	(289,775)	400
Net cash from investment activities		**(7,881)**	(294,130)	(1,810)
Cash flows from financing activities				
Proceeds from issue of share capital	16	**1,590**	155,660	480
(Repayment)/proceeds from (decrease)/increase in borrowings		**(12,403)**	141,259	(10,380)
Repayment of obligations under finance leases		**(110)**	(133)	(113)
Net cash from financing activities		**(10,923)**	296,786	(10,013)
Net increase in cash and cash equivalents		**4,245**	12,612	3,252
Cash and cash equivalents at beginning of year		**20,194**	7,263	4,145
Effect of foreign exchange rate fluctuations on cash held		**(1,112)**	319	(134)
Cash and cash equivalents at end of year		**23,327**	20,194	7,263
Bank balances and cash		**23,327**	20,194	7,263

Significant accounting policies

Gyrus Group PLC is a company incorporated in England and Wales. The address of the Company's registered office is Fortran Road, St Mellons, Cardiff CF3 0LT. The consolidated financial statements of the Company for the financial years under review comprise the Company and its subsidiaries (together referred to as the 'Group').

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (adopted IFRSs).

(b) Basis of preparation

The financial statements are presented in sterling, rounded to the nearest thousand. They are prepared on the historical cost basis except for derivative financial instruments that are stated at their fair value.

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods in these consolidated financial statements and in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to adopted IFRS.

As permitted under IFRS 3 and as disclosed in notes 2 and 9 an adjustment has been made to the opening goodwill balance arising on the acquisition of ACMI.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

On acquisition, the identifiable assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

(ii) Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

(d) Foreign currency

(i) Foreign currency transactions

Transactions denominated in foreign currencies are translated to the respective functional currencies of Group entities at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Non monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date the fair value was determined. Foreign currency differences arising on translation are recognised in the income statement.

(ii) Exchange differences arising on consolidation

On consolidation, the results of overseas operations are translated at the average rates of exchange during the period and their balance sheets at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and on the difference between the results of overseas operations translated at average monthly exchange rates and year-end rates are dealt with through the Group's translation reserve.

(e) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange risks and interest rate risks arising from operational and financing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes.

Derivatives are recorded at fair value and any gains or losses on remeasurement of fair values is taken to the income statement. However, where derivatives qualify for hedge accounting, recognition of any resulting gain or loss depends on the nature of the item being hedged.

The fair value of forward exchange contracts is their quoted market price at the balance sheet date.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

(f) Cash flow hedging

When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instruments is recognised directly in the hedging reserve. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains or losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement (i.e. when interest income or expense is recognised).

The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the Group revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

(g) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

(ii) Leased assets

Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The lease is recorded in the balance sheet as a tangible fixed asset and is depreciated over its estimated useful life or the term of the lease, whichever is the shorter. Future instalments under such leases, net of finance charges, are included in creditors.

(iii) Depreciation

Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives. Land is not depreciated. The estimated useful lives are as follows:

Fixtures, fittings and office equipment	3–10 years
Buildings	20 years
Leasehold improvements	term of lease
Plant and machinery	3–10 years
Placed equipment	3 years

Placed equipment relates to equipment placed in clinical settings to generate a stream of disposables revenue. Utilisation of such equipment is measured and provision made where appropriate for impairment.

(h) Intangible assets

(i) Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of a subsidiary at the date of acquisition. Goodwill is recognised as an asset and is tested for impairment annually, or on such other occasions that events or changes in circumstances indicate that it might be impaired.

As part of its transition to IFRS, the Group elected to restate only those business combinations that occurred on or after 1 January 2004. In respect of acquisitions prior to 1 January 2004, goodwill represents the amount under the Group's previous accounting framework.

On disposal of a subsidiary, the attributable amount of unamortised goodwill which has not been subject to impairment is included in the determination of the profit or loss on disposal.

(ii) Research and development

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Development expenditure arising from the Group's development activities is capitalised and amortised over the life of the product only if the Group can demonstrate the following:

— The technical feasibility of completing the intangible asset so it will be available for use or sale;

— The intention to complete the intangible asset and use or sell it;

— The ability to use or sell the intangible asset;

— That it is probable that the asset created will generate future economic benefits;

— There is the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

— The development cost of the asset can be measured reliably.

Where no intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred. Capitalised development costs are amortised over the life of the product, which is usually no more than 10 years.

(iii) Licensing agreements

Licensing agreements are included at cost and depreciated over their useful economic life. Provision is made for any impairment.

(iv) Intellectual property rights

Patents and trademarks are measured initially at purchase cost and amortised on a straight-line basis over their estimated useful lives.

(v) Subsequent expenditure

Subsequent expenditure on a capitalised intangible asset is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(vi) Intangibles arising on acquisition of subsidiary undertakings

On acquisition, intangible assets are identified and valued in accordance with IFRS 3.

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of the relevant intangibles unless such life is indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date, or whenever there is evidence of

impairment. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

Capitalised development costs	— 5–10 years
Acquired research and development	— As identified at acquisition date
Licensing agreements	— Life of the agreement or underlying patent
Intellectual property rights	— Life of the underlying right (e.g. patent)
Customer relationships	— As identified at acquisition date
Trademarks	— As identified at acquisition date

The estimated lives of acquired intangibles are as follows:

In process research and development	— 11–12 years
Developed product technology	— 6–11 years
Customer relationships	— 5–12 years
Trademarks	— 19 years

(i) Trade and other receivables

Trade and other receivables are stated at their fair value less impairment losses.

(j) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on a first in first out basis and includes transport and handling costs. In the case of manufactured products, cost includes all direct expenditure and production overheads based on the normal level of activity. Net realisable value is the price at which the stocks can be sold in the normal course of business after allowing for the costs of realisation and, where appropriate, the cost of conversion from their existing state to a finished condition. Provision is made where necessary for obsolete, slow-moving and defective inventory in determining net realisable value.

Finished goods acquired as a result of business combinations are valued at the selling price less the costs of disposal and a reasonable profit allowance for the selling effort. Work in progress acquired as a result of business combinations is valued at the selling price of the finished goods less costs to complete, costs of disposal and a reasonable profit allowance for completing and selling the goods. Raw materials acquired as a result of business combinations are valued at current replacement cost. The fair value adjustment arising as a result of the valuation exercise is reduced over the period of the inventory turn of the acquired company. The resulting charge is taken to the income statement.

(k) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purposes only of the statement of cash flows.

(l) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets with finite lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill arising on acquisition is allocated to cash-generating units. The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually, or on such other occasions that events or changes in circumstances indicate that it might be impaired.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is land or buildings at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase. However, impairment losses relating to goodwill may not be reversed.

(m) Interest-bearing borrowings

Interest-bearing bank loans and overdrafts are recognised initially at fair value less attributable costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of borrowings on an effective interest basis.

(n) Employee Benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(ii) Defined benefit plans

The Group has obligations to two defined benefit plans which were assumed on 21 July 2005 as part of the acquisition of American Cystoscope Makers Inc. The details of these plans are disclosed in note 19 to the accounts.

The Group's net obligation in respect of defined benefit pensions plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services in current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is an actuarially defined rate, based upon long-term interest rates, used to determine the present value of gross future obligations of the scheme. The calculation is performed by a qualified actuary using the projected unit credit method.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the present value of any future refunds from the plan or reductions in future contributions to the plan.

Actuarial gains and losses arising subsequent to the acquisition of American Cystoscope Makers Inc are recognised directly in equity in the period that they occur through the statement of recognised income and expense.

(iii) Share based payment transactions

In accordance with the transition provisions, IFRS 2 has been applied to all grants of shares or share options made after 7 November 2002 that were unvested as of 1 January 2005.

The Group issues equity settled share based payments to certain employees. Equity settled share based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity settled share based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a stochastic option pricing model. This model takes into account the following variables: exercise price, share price at grant, expected term, expected volatility of share price, risk-free interest rate and expected dividend yield.

The Group also gives employees the opportunity to purchase shares in the Group by participating in a share purchase plan. The option price for the Gyrus Group PLC Savings-Related Share Option Scheme is the market price on the day preceding the invitation date discounted by a maximum of 80%. The share options under this plan are also treated as equity settled share based payments and the fair value calculated using a stochastic model.

In May 2005, the Group issued the first grant under the Gyrus 2005 Long Term Incentive Plan. This is a discretionary plan which provides for the grant of conditional awards or nil cost options over 1p ordinary shares in the Company. Awards normally vest following the third anniversary of grant once certain performance conditions have been satisfied and provided that the participant remains employed by the Group. The performance conditions are based on earnings per share growth. The fair value of grants under this scheme are determined as being the mid market quote on the day preceding grant which is charged to the income statement evenly over the three-year vesting period based on the Group's estimate of shares that will eventually vest. Further awards have been made under this scheme during 2006 and the details of these grants are provided within note 16.

(o) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to meet that obligation.

(i) Restructuring

Provisions for restructuring costs are recognised when the Group has a formal plan for the restructuring and it has been notified to affected parties by the balance sheet date. Future operating costs are not provided for.

(p) Trade and other payables

Trade payables are stated at their fair value.

(q) Revenue

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, discounts and rebates. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer and payment is probable.

Royalty revenue relating to licensed technology is recognised when the significant risks and rewards of ownership of the product have been transferred to the buyer or when advised by the other party to the royalty contract that the royalty is earned.

Revenue excludes VAT and similar taxes.

(r) Other income

Other income represents revenues derived from collaborative development agreements and is recognised in accordance with the applicable contract terms.

(s) Cost of Sales

Cost of sales represents the material, labour and production overheads incurred in manufacturing the products sold or the purchase cost and directly attributable handling costs of products bought for re-sale.

(t) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the life of the lease.

(ii) Finance lease payments

Minimum lease payments are apportioned on an effective interest basis, between the finance element, which is charged to the income statement account, and the capital element, which reduces the outstanding obligations for future instalments.

(iii) Financial expenses

Financial expenses comprise interest payable on borrowings, foreign exchange losses and losses on hedging instruments that are recognised in the income statement.

(iv) Financial income

Financial income comprises interest income recognised in the income statement as it accrues, interest receivable on funds invested and gains on hedging instruments that are recognised in the income statement.

(u) Income Tax

The charge for current tax is based on the results for the period as adjusted for items which are non-assessable or disallowed and any adjustment to tax payable in respect of previous years. It is calculated using rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the taxable profit nor the accounting profit.

Where the Group is able to control the distribution of reserves from subsidiaries, and there is no intention to distribute the reserves, deferred tax is not recognised for these temporary differences.

Deferred tax is calculated at the rates that are enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority, and the Group intends to settle its current tax assets and liabilities on a net basis.

Information as to the calculation of the income tax expense is included in note 9.

(v) Key sources of estimation uncertainty

In applying the above accounting policies, management has made appropriate estimates in key areas, and the actual outcome may differ from those calculated. The key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing material adjustment to the carrying amount of assets and liabilities in the next financial year are:

Forecasts and discount rates

The carrying value of a number of items on the balance sheet are dependent on the estimates of future cash flows arising from the Group's operations:

The impairment tests for goodwill are dependent on forecasts of the cash flows of the cash-generating units that give rise to the goodwill and the discount rate applied. No impairment resulted from the annual impairment testing conducted in 2006.

The realisation of deferred tax assets recognised is dependent on the generation of sufficient future taxable profits. The Group recognises deferred tax assets where it is likely that the benefit will be realised and recognises no more than five years of tax losses (see note 12).

Provisions

The Group measures provisions at the directors' best estimates of the expenditure required to settle the obligation at the balance sheet date. These estimates are made taking account of information available and different possible outcomes.

1. Segment reporting

Segment information is presented in respect of the Group's business Divisions, which are the primary basis of segment reporting. The business segment reporting format reflects the Group's management and internal reporting structures for the period under review.

Inter-segment pricing is determined on an arm's length basis.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business segments

The Group is comprised of the following main business segments:

ENT	Design, development, manufacture, marketing and sales of otology, sinus and rhinology and head and neck products.
Surgical	Design, development, manufacture, marketing and sales of laparoscopic surgery products.
Urology & Gynaecology	Design, development, marketing and sales of urology and gynaecology and visualisation products.
Partnered Technologies	Out-licensing of Group's proprietary technology in conjunction with a manufacturing contract for markets outside the Group's core sales and marketing competence.

	For the year ended 31 December 2006				
	ENT	Surgical	Partnered Technologies	Urology & Gynaecology	Total
			(£000)		
Revenue					
External Sales	38,532	52,465	26,238	96,107	213,342
Inter-segment sales	—	985	3,669	—	4,654
	38,532	53,450	29,907	96,107	217,996
Segment result before amortisation, restructuring charges and IAS 12 goodwill adjustment	4,138	11,227	5,697	14,777	35,839
Amortisation of acquired intangibles	—	(919)	(56)	(7,473)	(8,448)
IAS 12 goodwill adjustment	(1,542)	(231)	—	—	(1,773)
Restructuring charges	(335)	(1,989)	(47)	(3,437)	(5,808)
Segment result after amortisation, restructuring charges and IAS 12 goodwill adjustment	2,261	8,088	5,594	3,867	19,810
Unallocated corporate expenses					(665)
Profit from operations					19,145
Net finance costs					(9,020)
Profit before tax					10,125
Taxation					3,068
Profit for the year					13,193

1. Segment reporting (Continued)

	At 31 December 2006					
	ENT	Surgical	Partnered Technologies	Urology & Gynaecology	Unallocated	Total
			(£000)			
Capital additions	**990**	**3,488**	**1,339**	**3,095**	**17**	**8,929**
Depreciation	**1,497**	**1,390**	**640**	**1,200**	**57**	**4,784**
Amortisation	**110**	**927**	**124**	**7,642**	**—**	**8,803**
Assets	**96,032**	**55,389**	**26,824**	**279,179**	**3,198**	**460,622**
Liabilities	**(56,917)**	**(3,182)**	**(4,890)**	**(116,248)**	**7,448**	**(173,789)**

	For the year ended 31 December 2005				
	ENT	Surgical	Partnered Technologies	Urology & Gynaecology	Total
			(£000)		
Revenue	40,119	37,561	23,022	49,674	150,376
Inter-segment sales	1,715	1,750	1,501	622	5,588
	41,834	39,311	24,523	50,296	155,964
Segment result before amortisation, restructuring charges and material non-recurring item	1,946	7,967	4,172	7,736	21,821
Amortisation of acquired intangibles	—	—	—	(3,873)	(3,873)
Restructuring charges	(846)	(876)	(34)	(613)	(2,369)
Material non-recurring item	—	—	—	(4,686)	(4,686)
Segment result after amortisation, restructuring charges and material non-recurring item	1,100	7,091	4,138	(1,436)	10,893
Unallocated corporate expenses					(475)
Profit from operations					10,418
Net finance costs excluding material non-recurring item					(5,463)
Material non-recurring item					1,980
Profit before tax					6,935
Taxation					(659)
Profit for the year					6,276

	At 31 December 2005					
	ENT	Surgical	Partnered Technologies	Urology & Gynaecology	Unallocated	Total
			(£000)			
Capital additions	1,197	1,457	858	921	114	4,547
Depreciation	2,221	939	546	555	55	4,316
Amortisation	128	63	32	4,104	—	4,327
Assets	130,402	45,901	25,835	319,919	(5,769)	516,288
Liabilities	(59,907)	(3,910)	(3,497)	(145,651)	(1,818)	(214,783)

1. Segment reporting (Continued)

	For the year ended 31 December 2004				
	ENT	Surgical	Partnered Technologies	Urology & Gynaecology	Total
			(£000)		
Revenue	38,369	28,822	19,739	—	86,930
Inter-segment sales	1,179	1,346	—	—	2,525
	39,548	30,168	19,739	—	89,455
Segment result	1,764	5,892	3,983	—	11,639
Unallocated corporate expenses					(1,564)
Profit from operations					10,075
Net finance costs					(88)
Profit before tax					9,987
Taxation					(1,504)
Profit for the year					8,483

	At 31 December 2004					
	ENT	Surgical	Partnered Technologies	Urology & Gynaecology	Unallocated	Total
			(£000)			
Capital additions	1,145	927	570	—	15	2,657
Depreciation	2,106	792	585	—	79	3,562
Amortisation	85	—	—	—	261	346
Assets	98,409	38,432	17,943	—	(12,000)	142,784
Liabilities	(60,981)	(2,686)	(2,683)	—	45,219	(21,131)

The average number of employees for the year for each of the Group's principal divisions was as follows:

	Year ended 31 December 2006	Year ended 31 December 2005	Year ended 31 December 2004
		(Number)	
ENT	**183**	235	223
Surgical	**302**	273	250
Partnered Technologies	**162**	139	133
Urology & Gynaecology	**747**	819	—
Head office and administration	**40**	32	26
	1,434	1,498	632

Geographical Segments

	Year ended 31 December 2006	Year ended 31 December 2005	Year ended 31 December 2004
		(£000)	
Turnover by destination			
North America	**168,139**	111,361	58,427
United Kingdom and rest of Europe	**32,664**	28,196	21,747
Rest of world	**12,539**	10,819	6,756
	213,342	150,376	86,930

1. Segment reporting (Continued)

	2006	2005	2004
		(£000)	
Assets			
North America	**404,184**	467,769	116,525
United Kingdom and rest of Europe	**55,280**	47,234	25,882
Rest of world	**1,158**	1,285	377
	460,622	516,288	142,784

	2006	2005	2004
		(£000)	
Capital additions			
North America	**7,459**	3,155	2,005
United Kingdom and rest of Europe	**1,434**	1,298	652
Rest of world	**36**	94	—
	8,929	4,547	2,657

2. Acquisitions of subsidiaries in comparative period

(i) Acquisition of Urology Solutions Pty Limited

On 16 March 2005, the Group acquired 100% of the equity of Urology Solutions Pty Limited (renamed Gyrus Australasia Pty Limited), the exclusive distributor of Gyrus's surgical products in Australia and New Zealand for total consideration of £1,170,000 satisfied by cash and deferred consideration. In the nine months to 31 December 2005 the subsidiary reduced Group operating profit for the year ended 31 December 2005 by £421,000. If the acquisition had occurred on 1 January 2005, the subsidiary would have reduced Group operating profit for the year ended 31 December 2005 by £460,000.

Effect of acquisition

The acquisition had the following effect on the Group's assets and liabilities.

	Acquiree's book values	Fair value adjustments	Acquisition amounts
		(£000)	
Acquiree's net assets at the acquisition date			
Property, plant and equipment	34	—	34
Intangible assets	—	387	387
Inventories	318	19	337
Trade and other receivables	125	—	125
Cash and cash equivalents	32	—	32
Trade and other payables	(351)	(139)	(490)
Net identifiable assets and liabilities	158	267	425
Goodwill on acquisition			745
Total consideration			1,170
Satisfied by:			
Cash			797
Deferred consideration			373
Total consideration			1,170
Cash consideration			797
Less: cash acquired on acquisition			(32)
Net cash out flow arising on acquisition			765

2. Acquisitions of subsidiaries in comparative period (Continued)

This acquisition provided Gyrus with the opportunity to sell its range of ENT products through this distribution channel. Goodwill of £745,000 arose on this transaction as a result of the potential for generating additional sales.

On 12 May 2005, Gyrus Australasia Pty Ltd took over the distribution of ENT products in Australia from Global Scientific Pty Ltd and purchased business records and inventory for cash consideration of £511,000.

	Acquiree's book values	Fair value adjustments	Acquisition amounts
		(£000)	
Intangible assets	—	161	161
Inventories	346	(103)	243
Net identifiable assets and liabilities	346	58	404
Goodwill on acquisition			107
Total consideration satisfied by cash			511

The acquisition of business records and inventory from Global Scientific Pty Ltd provided Gyrus with a further opportunity to sell its range of ENT products through established distribution channels. Goodwill of £107,000 arose on this transaction as a result of the potential for generating additional sales.

(ii) Acquisition of American Cystoscope Makers Inc

On 21 July 2005, Gyrus Group PLC acquired 100% of the share capital of American Cystoscope Makers Inc ("ACMI"). ACMI designs, manufactures, markets and services surgical visualisation and treatment systems used by surgeons and physicians primarily for diagnosis and minimally invasive surgery in the field of urology and gynaecology. ACMI was acquired for a consideration of USD$332 million plus the assumption of debt and other obligations subsequently repaid by the Company of USD$168 million less the assumption of cash balances on the date of acquisition. The consideration was satisfied by the issue of 61,560,025 placing shares at 250p per placing share and new banking facilities. The entire proceeds of the allotment of the placing shares (which were issued in consideration for the outstanding common stock of ACMI) were paid to the Sellers.

	Acquiree's book values	Fair value adjustments	Acquisition amounts
		(£000)	
Property, plant and equipment	10,440	(1,991)	8,449
Intangible assets	612	108,812	109,424
Inventories	15,938	4,686	20,624
Trade and other receivables	16,442	—	16,442
Deferred tax asset/(liability)	216	(27,009)	(26,793)
Cash and cash equivalents	2,642	—	2,642
Trade and other payables	(30,243)	—	(30,243)
Provisions	(2,245)	—	(2,245)
Bank loan	(83,365)	—	(83,365)
Net identifiable assets and liabilities	(69,563)	84,498	14,935
Goodwill on acquisition			180,351
Total consideration including costs			195,286
Purchase price of USD$332,460,951			186,368
Acquisition costs taken to cost of investment			6,938
Funds from exercise of option			1,980
Total consideration			195,286

2. Acquisitions of subsidiaries in comparative period (Continued)

Satisfied by	(USD$000)	(£000)
Share placing		153,901
Cash		32,467
Purchase price	332,461	186,368
Cash acquired	(4,712)	(2,642)
ACMI debt paid on acquisition	167,763	94,052
Acquisition costs*	—	10,721
Net cash outflow as a result of the acquisition	495,512	288,499

* Includes £6,938,000 of acquisition costs taken to cost of investment and £3,783,000 of acquisition costs relating to the share placing that were taken to the share premium account.

Adjustment to opening goodwill balance

	(£000)
Goodwill on acquisition as disclosed at 31 December 2005	180,351
Adjustment to opening goodwill as permitted under IFRS 3 (note 11)	224
Revised goodwill on acquisition as at the year ended 31 December 2005	180,575

Fair value adjustments

A valuation was commissioned to identify and value intangible assets. As a result of the valuation, £108,812,000 of intangible assets were recognised which can be analysed as follows:

	(£000)
Developed product technology—Urology	12,557
Developed product technology—Gynaecology	4,148
In process R&D—Urology	9,362
In process R&D—Gynaecology	2,915
Trademark/tradename portfolio—Urology	28,141
Trademark/tradename portfolio—Gynaecology	5,662
Customer relationships	46,471
Less: amounts included in opening balance sheet in connection with the above	(444)
Total	108,812

A valuation study was commissioned on the land and buildings owned by ACMI. As a result of the valuation the value attributed to property, plant and equipment was reduced by £1,991,000.

As required by IFRS 3, the fair value adjustment to inventory for finished goods represents the selling price of the goods less costs to dispose and a reasonable profit allowance for the selling effort. Work in progress was similarly valued and includes an allowance for the costs to complete. The resulting fair value adjustment of £4,686,000 has been recognised.

The acquisition of ACMI has provided Gyrus with the opportunity to combine ACMI's urology, gynaecology and endoscopic expertise with Gyrus's tissue management technology in these fields. This enables the enlarged Group to meet two key requirements of surgeons—the ability to visualise the operative site and the ability effectively to manipulate tissue with minimum collateral damage. Goodwill of £180 million arose as a result of the synergistic and integration benefits of combining the two organisations.

2. Acquisitions of subsidiaries in comparative period (Continued)

Between the date of acquisition and 31 December 2005, ACMI contributed the following to the operating profit of the Group.

	(£000)
Revenue	50,431
Cost of sales	(23,805)
Gross profit	26,626
Selling and distribution expenses	
—Selling and distribution	(12,507)
—Amortisation of intangible assets	(2,524)
Research and development expenses	
—Research and development	(2,473)
—Amortisation of intangible assets	(1,349)
General and administrative expenses	(3,057)
Operating profit	4,716

Had the acquisition taken place on 1 January 2005, ACMI would have contributed the following to the operating profit of the Group at 31 December 2005:

	(£000)
Revenue	111,920
Cost of sales	(49,570)
Gross profit	62,350
Selling and distribution expenses	
—Selling and distribution	(27,805)
—Amortisation of intangible assets*	(5,706)
Research and development expenses	
—Research and development	(6,277)
—Amortisation of intangible assets*	(3,050)
General and administrative expenses	(8,511)
Operating profit	11,001

* Amortisation of intangible assets as if acquisition had occurred on 1 January 2005.

3. Restructuring

As a result of the acquisition of ACMI in 2005, a number of restructuring costs have been incurred across the Group. The total charge for the year ended 31 December 2006 amounted to £5,808,000 (2005: £2,369,000). An analysis of these costs is shown below.

	2006	2005	2004
		(£000)	
Severance costs	**2,071**	1,320	—
Short-term sales commission alignment	**—**	352	—
Demonstration equipment write-off	**80**	148	—
Alignment of global enterprise resource planning systems	**58**	456	—
International distributor settlements	**241**	—	—
Manufacturing inefficiencies and other duplicated costs arising from the relocation of production	**1,365**	—	—
Set up costs associated with the customer service and distribution centre and Mexico production facility	**815**	—	—
Core integration team expenses	**881**	—	—
Gyrus ACMI rebranding	**143**	—	—
Other costs	**154**	93	—
	5,808	2,369	—

4. Other operating income

	2006	2005	2004
		(£000)	
Income from research and development costs recharged to third party	**337**	1,501	641
Other	**358**	—	—
	695	1,501	641

5. Operating profit

	2006	2005	2004
		(£000)	
Operating profit is stated after charging:			
Depreciation on tangible fixed assets			
—Owned	**4,712**	4,248	3,492
—Leased	**72**	68	70
Amortisation on intangible assets	**8,803**	4,327	346
Auditors' remuneration:			
—Audit of these financial statements	**483**	409	214
—Audit of financial statements of subsidiaries pursuant to legislation	**5**	5	5
—Non-audit fees payable to Company's auditor and its associates	**190**	232	196
	14,265	9,289	4,323

Non-audit fees paid to the auditors and its associates in 2006 comprise £141,000 related to tax compliance and tax planning work including the completion of the UK tax returns and US state and federal tax returns, £24,000 in respect of the finalisation of taxation relating to the acquisition of ACMI in 2005, £8,000 in relation to Inland Revenue queries, £6,000 in relation to transfer pricing studies, £5,000 in connection with the restructure of intercompany debt and £6,000 on other sundry tax queries.

5. Operating profit (Continued)

Non-audit fees paid to the auditors and their associates in 2005 comprise £166,000 related to tax compliance and tax planning work including the completion of the UK tax returns and US state and federal tax returns, £41,000 in relation to transfer pricing studies and £25,000 in relation to the acquisition opening balance sheet. In addition, included within the acquisition costs in 2005, as permitted by IFRS 3, are fees of £950,000 which were paid to the Company auditor for due diligence work and transaction support in respect of the acquisition of ACMI in July 2005.

Non-audit fees paid to the auditors and their associates in 2004 comprise £181,000 related to tax compliance and tax advisory work including the completion of UK tax returns and US state and federal tax returns and £15,000 in respect of audit work on the restatement of the 2004 financial statements under International Financial Reporting Standards.

6. Personnel expenses

	Note	2006	2005	2004
			(£000)	
Wages and salaries		**39,008**	34,447	20,179
Social security costs		**4,004**	3,040	1,745
Contributions to defined contribution plans		**1,330**	748	1,098
Share based payments	16	**2,656**	1,570	324
Amounts recognised in respect of defined benefit pension plan	19	**72**	35	—
		47,070	39,840	23,346

The average number of employees during the year ended 31 December 2006 was 1,434 (2005: 1,498) (2004: 617).

7. Financial income

	Note	2006	2005	2004
			(£000)	
Bank interest receivable		**1,164**	193	170
Expected return on defined benefit scheme plan assets	19	**158**	62	—
Net gain on foreign exchange		**—**	—	762
Material non-recurring item — gain on option		**—**	2,972	—
		1,322	3,227	932

8. Financial expense

	Note	2006	2005	2004
			(£000)	
Interest on bank overdrafts and loans		**9,763**	4,578	999
Interest on obligations under finance leases		**13**	19	21
Interest on defined benefit pension plan obligation	19	**143**	59	—
Net loss on foreign exchange		**423**	1,062	—
Material non-recurring item — option premium		**—**	992	—
		10,342	6,710	1,020

9. Income tax expense

	Note	2006	2005	2004
			(£000)	
Current tax expense				
UK corporation tax charge on profits for the year		**(1,790)**	(379)	(286)
Adjustments in respect of previous periods		**24**	(54)	—
		(1,766)	(433)	(286)
Foreign tax on profits for the year		**(936)**	(487)	(356)
Adjustments in respect of previous periods		**181**	—	—
Total current tax charge		**(2,521)**	(920)	(642)
Deferred tax credit/(expense)				
Origination and reversal of temporary differences		**2,819**	6,175	(930)
Benefit of tax losses recognised		**(1,616)**	(5,914)	68
Net effect of IAS 12 adjustment(*)		**—**	—	—
Adjustments in respect of previous periods(**)		**4,386**	—	—
	12	**5,589**	261	(862)
Total income tax credit/(expense) in the income statement		**3,068**	(659)	(1,504)

* In calculating the 2005 tax charge, certain legal and professional fees relating to the acquisition of ACMI were treated as non-deductible items. However, following a detailed review of these expenses, £4.1 million has been treated as allowable resulting in a prior year adjustment of £1.5 million. Other significant adjustments were in respect of depreciation, accrued interest and changes in estimates.

** As a result of previous acquisitions during 2000 and 2001 certain deferred tax assets were not recognised as it was considered unlikely that they would be utilised in future periods. The performance of these acquisitions are now better than originally anticipated thus, under IAS 12 ('Income Taxes'), the Group has adjusted goodwill equal to the tax benefit of the subsequently recognised losses. Accordingly a deferred tax asset of £2,054,000 was recognised and utilised together with a corresponding adjustment to goodwill net of a credit of £281,000 in respect of over amortisation in the period before the transition to IFRSs.

Reconciliation of effective tax rate

The total tax charge for the year is lower (2005: lower) (2004: lower) than the standard rate of corporation tax in the UK. The differences are explained below.

	2006	2005	2004
		(£000)	
Profit before taxation	**10,125**	6,935	9,987
Profit before taxation multiplied by standard rate of corporation tax in the UK 30% (2005: 30%) (2004: 30%)	**3,038**	2,081	2,996
Effect of tax rates in foreign jurisdictions	**34**	456	(160)
Expenses not deductible for tax purposes	**569**	216	885
Other short-term temporary differences	**—**	(1,909)	418
R&D tax credit	**(563)**	—	—
Effect of tax losses utilised	**(1,760)**	(239)	(1,048)
Adjustments arising on consolidation	**—**	—	(1,587)
Prior year adjustments and changes to prior estimates(*)	**(4,386)**	54	—
Total tax (credit)/charge for the year	**(3,068)**	659	1,504

9. Income tax expense (Continued)

Deferred tax recognised directly in equity

	2006	2005	2004
		(£000)	
Relating to foreign exchange gain on translation	(2,983)	(220)	187
Relating to share options schemes	(451)	(443)	—
	(3,434)	(663)	187

10. Property, plant and equipment

	Note	Freehold land and buildings	Leasehold improvements	Plant and machinery	Fixtures and fittings	Placed equipment	Total
				(£000)			
Cost							
At 1 January 2006		5,543	2,853	14,745	4,693	8,895	36,729
Additions		292	1,852	3,014	622	1,905	7,685
Disposals		—	—	(484)	(141)	(603)	(1,228)
Transfers to stock		—	—	—	—	211	211
Exchange movement		(780)	(144)	(1,834)	(380)	(1,026)	(4,164)
At 31 December 2006		5,055	4,561	15,441	4,794	9,382	39,233
Depreciation							
At 1 January 2006		620	1,214	6,275	2,582	5,981	16,672
Charge for the year		267	363	1,661	848	1,645	4,784
Disposals		—	—	(55)	(241)	(545)	(841)
Transfers to stock		—	—	—	—	(108)	(108)
Exchange movement		(201)	(56)	(875)	(192)	(734)	(2,058)
At 31 December 2006		686	1,521	7,006	2,997	6,239	18,449
Net book value							
At 31 December 2006		4,369	3,040	8,435	1,797	3,143	20,784
Cost							
At 1 January 2005		2,348	2,400	7,158	2,892	6,705	21,503
Acquisitions through business combinations	2	4,517	212	4,789	956	—	10,474
Adjustments arising from business combinations	2	(1,991)	—	—	—	—	(1,991)
Additions		190	132	1,761	633	1,522	4,238
Disposals		—	—	(116)	(35)	(199)	(350)
Transfers to stock		—	—	(33)	(4)	13	(24)
Exchange movement		479	109	1,186	251	854	2,879
At 31 December 2005		5,543	2,853	14,745	4,693	8,895	36,729

10. Property, plant and equipment (Continued)

	Note	Freehold land and buildings	Leasehold improvements	Plant and machinery	Fixtures and fittings	Placed equipment	Total
				(£000)			
Depreciation							
At 1 January 2005		248	887	4,373	1,806	3,793	11,107
Charge for the year		218	281	1,335	668	1,814	4,316
Disposals		—	—	(98)	(32)	(152)	(282)
Transfers to stock		—	4	—	(4)	—	—
Exchange movement		154	42	665	144	526	1,531
At 31 December 2005		620	1,214	6,275	2,582	5,981	16,672
Net book value							
At 31 December 2005		4,923	1,639	8,470	2,111	2,914	20,057
At 1 January 2005		2,100	1,513	2,785	1,086	2,912	10,396
Cost							
At 1 January 2004		2,629	2,523	7,176	2,831	5,826	20,985
Additions		—	18	855	443	1,341	2,657
Disposals		(45)	(86)	(247)	(273)	(107)	(758)
Transfers to stock		—	—	(54)	—	89	35
Exchange movement		(236)	(55)	(572)	(109)	(444)	(1,416)
At 31 December 2004		2,348	2,400	7,158	2,892	6,705	21,503
Depreciation							
At 1 January 2004		254	776	3,812	1,693	2,353	8,888
Charge for the year		81	212	1,138	449	1,682	3,562
Disposals		—	(83)	(223)	(269)	(31)	(606)
Transfers to stock		—	—	—	—	—	—
Exchange movement		(87)	(18)	(354)	(67)	(211)	(737)
At 31 December 2004		248	887	4,373	1,806	3,793	11,107
Net book value							
At 31 December 2004		2,100	1,513	2,785	1,086	2,912	10,396
At 1 January 2004		2,375	1,747	3,364	1,138	3,473	12,097

Leased plant and machinery

The Group leases fixtures and fittings and plant and machinery under a number of finance lease arrangements. The carrying amount and depreciation charge for such assets are disclosed below.

	2006	2005	2004
		(£000)	
Fixtures and fittings			
Net book value	**208**	256	347
Depreciation charge for the year	**42**	34	70
Plant and machinery			
Net book value	**72**	104	—
Depreciation charge for the year	**30**	34	—

10. Property, plant and equipment (Continued)

Security

At 31 December 2006 and 31 December 2005, the fixed assets of the Group are subject to a fixed and floating charge to secure both the bank loan of USD$250 million and revolving credit facility of USD$15 million (2005: USD$30 million).

Capital Commitments

As at 31 December 2006, the Group had entered into contracts to purchase property, plant and equipment of £455,000 (2005: £411,000) (2004: £nil).

11. Intangible assets

	Note	Goodwill	Trademarks & tradenames	Customer relationships	Developed technology	In-process R&D	Licensing agreements	Patents	Capitalised development costs	Total
						(£000)				
Cost										
At 1 January 2006		**304,842**	**35,085**	**48,917**	**17,338**	**12,801**	**636**	**50**	**404**	**420,073**
Additions		**—**	**—**	**—**	**—**	**—**	**140**	**—**	**1,104**	**1,244**
Adjustments to goodwill**		**(115)**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(115)**
Disposals		**—**	**—**	**—**	**—**	**—**	**—**	**(49)**	**—**	**(49)**
Exchange movement		**(35,399)**	**(4,275)**	**(5,924)**	**(2,113)**	**(1,560)**	**(78)**	**(1)**	**(59)**	**(49,409)**
At 31 December 2006		**269,328**	**30,810**	**42,993**	**15,225**	**11,241**	**698**	**—**	**1,449**	**371,744**
Amortisation										
At 1 January 2006		**16,591**	**815**	**2,093**	**905**	**481**	**546**	**44**	**59**	**21,534**
Charge for the year		**—**	**1,730**	**3,884**	**1,921**	**1,021**	**54**	**2**	**191**	**8,803**
IAS 12 adjustment to goodwill***		**1,773**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**1,773**
Disposals		**—**	**—**	**—**	**—**	**—**	**—**	**(43)**	**—**	**(43)**
Exchange movement		**(2,574)**	**(208)**	**(460)**	**(230)**	**(123)**	**(97)**	**(3)**	**3**	**(3,692)**
At 31 December 2006		**15,790**	**2,337**	**5,517**	**2,596**	**1,379**	**503**	**—**	**253**	**28,375**
Net book value At 31 December 2006		**253,538**	**28,473**	**37,476**	**12,629**	**9,862**	**195**	**—**	**1,196**	**343,369**
Cost										
At 1 January 2005		105,037	—	—	—	—	543	50	141	105,771
Acquisitions through business combinations	2	181,203	—	—	612	—	—	—	—	181,815
Adjustments arising from business combinations	2	355	33,802	47,131	16,093	12,333	—	—	—	109,714
Additions		—	—	—	—	—	56	—	253	309
Adjustment to goodwill*		173	—	—	—	—	—	—	—	173
Disposals		—	—	—	—	—	—	(9)	—	(9)
Exchange movement		18,074	1,283	1,786	633	468	37	9	10	22,300
At 31 December 2005		304,842	35,085	48,917	17,338	12,801	636	50	404	420,073

11. Intangible assets (Continued)

	Note	Goodwill	Trademarks & tradenames	Customer relationships	Developed technology	In-process R&D	Licensing agreements	Patents	Capitalised development costs	Total
						(£000)				
Amortisation										
At 1 January 2005 .		14,328	—	—	—	—	443	26	—	14,797
Charge for the year .		—	793	2,042	881	468	69	17	57	4,327
Disposals		—	—	—	—	—	—	(9)	—	(9)
Exchange movement		2,263	22	51	24	13	34	10	2	2,419
At 31 December 2005		16,591	815	2,093	905	481	546	44	59	21,534
Net book value										
At 31 December 2005		288,251	34,270	46,824	16,433	12,320	90	6	345	398,539
At 1 January 2005 .		90,709	—	—	—	—	100	24	141	90,974
Cost										
At 1 January 2004 .		112,262	—	—	—	—	985	55	—	113,302
Additions		—	—	—	—	—	—	1	141	142
Disposals		—	—	—	—	—	(400)	—	—	(400)
Exchange movement		(7,225)	—	—	—	—	(42)	(6)	—	(7,273)
At 31 December 2004		105,037	—	—	—	—	543	50	141	105,771
Amortisation										
At 1 January 2004 .		15,582	—	—	—	—	161	9	—	15,752
Charge for the year .		—	—	—	—	—	323	23	—	346
Disposals		—	—	—	—	—	(26)	—	—	(26)
Exchange movement		(1,254)	—	—	—	—	(15)	(6)	—	(1,275)
At 31 December 2004		14,328	—	—	—	—	443	26	—	14,797
Net book value										
At 31 December 2004		90,709	—	—	—	—	100	24	141	90,974
At 1 January 2004 .		96,680	—	—	—	—	824	46	—	97,550

* Adjustments to goodwill include the following (1) As disclosed in the Annual Report and Accounts for the year ended 31 December 2005, on 21 July 2005, Gyrus Group PLC acquired 100% of the share capital of ACMI. Fair values were assigned to ACMI's identifiable assets and liabilities on the basis of information available. Subsequent to the initial accounting for this business combination, a liability of £224,000 has been identified that existed at the balance sheet date but for which no fair value was attributed on acquisition. As permitted under IFRS 3 (Business Combinations), the liability has been recognised within twelve months of the acquisition date as an adjustment to the opening goodwill arising an acquisition. Net assets and liabilities restated at the acquisition date are £14,711,000 and goodwill restated at acquisition £180,575,000. There is no impact on either profit or adjusted earnings per share for the years ended 31 December 2005 or 31 December 2006. (2) The final deferred consideration payment to Gyrus Medical BV was £51,000 below the maximum potential payment under the terms of the contract resulting in an adjustment to goodwill in the year ended 31 December 2005.

** Reduction in the value of deferred discounted goodwill of £115,000.

*** As disclosed in note 9, the reduction in the value of goodwill as a result of the recognition of a deferred tax asset resulting from pre-acquisition trading losses in pre-IFRS transitional acquisitions should be recognised as an expense and pre-transition goodwill adjusted accordingly.

Goodwill principally relates to ACMI (£165,375,000), Gyrus Medical Inc (£19,777,000) and Gyrus ENT LLC (£59,060,000). The carrying value of goodwill has been assessed on a value-in-use basis using internal forecasts and a discount rate based on the Group's weighted average cost of capital. Value-in-use was determined by discounting future cash flows. The cash flows were projected based on actual operating results and the five year business plan. Following the initial projection, constant growth rates, based on long-term industry averages, were applied to revenue for a further 20 year period together with an

11. Intangible assets (Continued)

inflationary adjustment to operating expenditure. The key assumptions supporting the carrying value of goodwill were revenue growth, price and cost changes and improvement to operational efficiency based on past experiences and externally sourced information. No impairment arose as a result of the review.

The estimates and assumptions made in connection with impairment testing could differ from future actual results of operations and cash flows.

12. Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets			Liabilities			Net (asset)/liability		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
					(£000)				
Property, plant and equipment	—	—	—	543	3,081	398	543	3,081	398
Intangible assets	—	—	—	358	99	42	358	99	42
Goodwill on US acquisitions	(1,506)	(1,878)	—	3,654	3,022	1,682	2,148	1,144	1,682
Share options	(2,152)	(1,034)	(45)	—	—	—	(2,152)	(1,034)	(45)
Provisions	(7,135)	(7,383)	(836)	—	—	—	(7,135)	(7,383)	(836)
Business combinations	—	—	—	33,477	41,368	—	33,477	41,368	—
Accrued interest	(1,749)	(2,525)	(61)	—	—	—	(1,749)	(2,525)	(61)
Tax value of loss carry-forwards recognised	(11,712)	(11,949)	(5,583)	—	—	—	(11,712)	(11,949)	(5,583)
Tax (assets)/liabilities	(24,254)	(24,769)	(6,525)	38,032	47,570	2,122	13,778	22,801	(4,403)

Goodwill on US acquisitions

IFRS requires that deferred tax is recognised on temporary differences which are expected to be recovered. A temporary difference arises between the tax and accounting treatment of the goodwill arising on the acquisition of the assets made by Gyrus (e.g. ENT Division). For tax purposes, relief is obtained on the goodwill whereas for accounting purposes the amount is no longer amortised and only tested for impairment.

Share options

In accordance with IFRS 2 'Share based payments', the Group has recognised a charge to the income statement which represents the fair value of outstanding share based payments granted to employees. However, for tax purposes, most option schemes will only give rise to a deduction at the date of exercise, thus giving rise to a temporary timing difference between the accounting and tax treatment.

IFRS therefore also requires that deferred tax is recognised on this temporary difference which is expected to be recovered. The basis of calculation for deferred taxation is the difference between the market price at the balance sheet date and the exercise price of the share based payment reflecting expected levels of vesting.

Business combinations

Under IFRS, a deferred tax balance is recognised in a business combination for any difference between the fair value of an acquired asset and its equivalent tax base. The intangible assets acquired during the acquisitions made during 2005 have been recognised for accounting purposes but have no equivalent tax basis. The Group has therefore recognised an incremental deferred tax liability of £41,368,000 on these acquisitions, with a corresponding asset recognised within goodwill.

12. Deferred tax assets and liabilities (Continued)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2006	2005	2004
		(£000)	
Tax losses	(6,644)	(11,344)	(8,842)

The deferred tax asset not recognised relates solely to past losses in the US that are not expected to be utilised within the next five years. As a result of previous acquisitions, the amount of losses that can be utilised in the US are subject to an annual limitation. Currently the Group has recognised five years worth of these losses.

Movement in deferred tax (asset)/liability during the year

	At 1 January 2006	Recognised in income	Recognised in equity	At 31 December 2006
		(£000)		
Property, plant and equipment	**3,081**	**(2,134)**	**(404)**	**543**
Intangible assets	**99**	**263**	**(4)**	**358**
Goodwill on US asset acquisitions	**1,144**	**1,143**	**(139)**	**2,148**
Share options	**(1,034)**	**(667)**	**(451)**	**(2,152)**
Provisions	**(7,383)**	**(649)**	**897**	**(7,135)**
Business combinations	**41,368**	**(2,863)**	**(5,028)**	**33,477**
Accrued interest	**(2,525)**	**468**	**308**	**(1,749)**
Tax value of loss carry-forwards recognised	**(11,949)**	**(1,150)**	**1,387**	**(11,712)**
Total deferred tax (assets)/liabilities	**22,801**	**(5,589)**	**(3,434)**	**13,778**

	At 1 January 2005	Gyrus Australia acquisition	ACMI acquisition	Recognised in income	Recognised in equity	At 31 December 2005
			(£000)			
Property, plant and equipment	398	—	2,635	48	—	3,081
Intangible assets	42	—	—	57	—	99
Goodwill on US acquisitions	1,682	—	(1,818)	1,083	197	1,144
Share options	(45)	—	—	(546)	(443)	(1,034)
Provisions	(836)	—	(4,124)	(2,423)	—	(7,383)
Business combinations	—	139	43,159	(1,930)	—	41,368
Accrued interest	(61)	—	—	(2,464)	—	(2,525)
Tax value of loss carry-forwards recognised	(5,583)	—	(11,863)	5,914	(417)	(11,949)
Total deferred tax (assets)/ liabilities	(4,403)	139	27,989	(261)	(663)	22,801

12. Deferred tax assets and liabilities (Continued)

	At 1 January 2004	Recognised in income	Recognised in equity	At 31 December 2004
		(£000)		
Property, plant and equipment	(215)	613	—	398
Intangible assets	—	42	—	42
Goodwill on US asset acquisitions	708	1,022	(48)	1,682
Share options	—	(45)	—	(45)
Provisions	(195)	(641)	—	(836)
Business combinations	—	—	—	—
Accrued interest	—	(61)	—	(61)
Tax value of loss carry-forwards recognised	(5,750)	(68)	235	(5,583)
Total deferred tax (assets)/liabilities	(5,452)	862	187	(4,403)

13. Inventories

	At 31 December 2006	At 31 December 2005	At 31 December 2004
		(£000)	
Raw materials and consumables	**11,886**	17,054	6,642
Work in progress	**3,342**	3,906	731
Finished goods and goods for resale	**17,125**	12,180	6,061
	32,353	33,140	13,434

14. Trade and other receivables

	At 31 December 2006	At 31 December 2005	At 31 December 2004
		(£000)	
Trade receivables	**33,713**	35,509	13,834
Other trade receivables and prepayments	**7,076**	8,849	2,480
	40,789	44,358	16,314

The Directors consider that the carrying amount of trade and non-trade receivables approximates to their fair values.

15. Cash and cash equivalents

	At 31 December 2006	At 31 December 2005	At 31 December 2004
		(£000)	
Cash and cash equivalents	**23,327**	20,194	7,263

The Directors consider that the carrying amount of cash and cash equivalents approximates to their fair values.

16. Capital and reserves

	Note	Share capital	Share premium	Merger reserve	Hedging reserve	Translation reserve	Retained earnings	Total equity
					(£000)			
At 1 January 2006		**2,785**	**303,699**	**3,860**	**694**	**9,993**	**(19,526)**	**301,505**
Total recognised income and expense		**—**	**—**	**—**	**75**	**(32,864)**	**13,871**	**(18,918)**
Share options exercised by employees	19	**6**	**1,169**	**—**	**—**	**—**	**—**	**1,175**
Shares issued in connection with deferred consideration		**1**	**414**	**—**	**—**	**—**	**—**	**415**
Equity share options issued		**—**	**—**	**—**	**—**	**—**	**2,656**	**2,656**
At 31 December 2006		**2,792**	**305,282**	**3,860**	**769**	**(22,871)**	**(2,999)**	**286,833**
At 1 January 2005		2,160	152,447	3,860	—	(9,034)	(27,780)	121,653
Total recognised income and expense		—	—	—	694	19,027	6,684	26,405
Share options exercised by employees		9	1,750	—	—	—	—	1,759
Equity share options issued		—	—	—	—	—	1,570	1,570
Shares issued in connection with the acquisition of ACMI		616	153,285	—	—	—	—	153,901
Share placement costs associated with the acquisition of ACMI		—	(3,783)	—	—	—	—	(3,783)
At 31 December 2005		2,785	303,699	3,860	694	9,993	(19,526)	301,505
At 1 January 2004		2,156	151,971	3,860	—	(708)	(36,400)	120,879
Total recognised income and expense		—	—	—	—	(8,326)	8,296	(30)
Share options exercised by employees		4	476	—	—	—	—	480
Equity share options issued		—	—	—	—	—	324	324
At 31 December 2004		2,160	152,447	3,860	—	(9,034)	(27,780)	121,653

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of the cash flow hedging instruments related to the hedged transactions that have not yet occurred.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary.

Share capital and share premium

	2006	2005	2004
		(£000)	
Authorised			
193,844,700 (2005: 193,844,700) (2004: 167,681,500) ordinary shares of 1p each	**1,938**	1,938	1,677
2,646,370 (2005: 2,646,370) (2004: 2,646,370) deferred redeemable shares of 50p each	**1,323**	1,323	1,323
Allotted, called up and fully paid			
146,848,378 (2005: 146,157,768) (2004: 83,652,980) ordinary shares of 1p each	**1,469**	1,462	837
2,646,370 (2005: 2,646,370) (2004: 2,646,370) deferred redeemable shares of 50p each	**1,323**	1,323	1,323
	2,792	2,785	2,160

16. Capital and reserves (Continued)

Rights of shares

The holders of ordinary shares of 1p each are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

The deferred redeemable shares of 50p each have no rights to participation in the profits or assets of the Group and have no rights of notice or to vote at any general meeting. The deferred redeemable shares can be acquired at any time by a person nominated by the Group for total consideration of 1p per share.

Issued share capital

On 12 May 2006 Gyrus Group PLC issued 35,846 ordinary shares to employees in connection with the Gyrus Group US Employee Stock Purchase Plan at a price of 235.9p, being a 15% discount on the mid market price on the day preceding grant.

On 31 July 2006 Gyrus Group PLC issued 123,580 shares in connection with the settlement of deferred consideration relating to CByond Ltd, a subsidiary of ACMI, at a price of 336.0p per share.

On 1 December 2006 Gyrus Group PLC issued 13,618 ordinary shares to employees in connection with the Gyrus Group PLC Savings-Related Share Option Scheme at a price of 172.0p, being a 20% discount on the mid market price of the day preceding grant on 1 December 2003.

On 1 December 2006 Gyrus Group PLC issued 20,556 ordinary shares to employees in connection with the Gyrus Group PLC Savings-Related Share Option Scheme at a price of 161.0p, being a 20% discount on the mid market price on the day preceding grant on 1 December 2001.

In addition to the issuance of shares under the Gyrus Group PLC Savings-Related Share Option Scheme and Gyrus Group PLC US Employee Stock Purchase Plan above, during 2006 employees exercised share options over 497,010 ordinary shares at an average price of 208.0p under the Gyrus 1997 Approved Share Option Plan and the Gyrus 1997 Unapproved Share Option Plan.

On 21 July 2005 Gyrus Group PLC issued 61,560,025 shares in order to fund the acquisition of American Cystoscope Makers Inc at a price of 250p per share.

Between 7 April 2005 and 3 June 2005 Gyrus Group PLC issued 7,906 ordinary shares in connection with the Gyrus Group PLC Savings-Related Share Option Scheme at a price of 161p, being a 20% discount on the mid market price on the day preceding grant.

On 1 December 2005 Gyrus Group PLC issued 33,205 ordinary shares to employees in connection with the Gyrus Group PLC US Employee Stock Purchase Plan at a price of 179.8p, being a 15% discount on the mid market price on the day preceding grant.

On 5 December 2005 Gyrus Group PLC issued 65,517 ordinary shares to employees in connection with the Gyrus Group PLC Savings-Related Share Option Scheme at a price of 149p, being a 20% discount on the mid market price on the day preceding grant.

In addition to the issuance of shares under the Gyrus Group PLC Savings-Related Share Option Scheme and Gyrus Group PLC US Employee Stock Purchase Plan, during 2005, employees exercised share options over 838,135 ordinary shares at an average price of 189.7p.

Fair Values

(i) Gyrus 2005 Long Term Incentive Plan ('LTIP')

The fair value of grants under the Gyrus 2005 Long Term Incentive Plan ('LTIP') are determined as being the mid market quote on the day preceding grant which is charged to the income statement evenly

16. Capital and reserves (Continued)

over the three-year vesting period based on the Group's estimate of shares that will eventually vest. The mid market quote for each of the grants in 2005 and 2006 is disclosed below.

Grant date	Mid market quote	Vesting period
LTIPs granted during 2006		
26 May 2006	**317.00p**	**3 years**
30 October 2006	**356.25p**	**3 years**
LTIPs granted during 2005		
31 May 2005	262.50p	3 years
21 July 2005	275.00p	3 years
10 October 2005	317.00p	3 years

SAYE Scheme

The Group gives employees the opportunity to purchase shares in the Group by participating in a share purchase plan. The option price for the UK Save As You Earn scheme is the market price on the day preceding the invitation date discounted by a maximum of 20%. The share options under this plan are treated as equity settled share based payments and the fair value calculated using a stochastic model. The model takes into account the following variables: exercise price, share price at grant, expected term, expected volatility of share price, risk-free interest rate and expected dividend yield.

	2006	2005	2004
3 year SAYE Scheme			
Share price at grant	**378.3p**	318.5p	234.5p
Exercise price	**290.0p**	255.0p	173.0p
Volatility	**26.7%**	30.6%	31.3%
Risk-free interest rate	**5.0%**	4.2%	4.5%
Expected dividends	**nil**	nil	nil
5 year SAYE Scheme			
Share price at grant	**378.3p**	318.5p	234.5p
Exercise price	**290.0p**	255.0p	173.0p
Volatility	**29.3%**	28.9%	31.4%
Risk-free interest rate	**4.9%**	4.2%	4.6%
Expected dividends	**nil**	nil	nil

17. Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the year ended 31 December 2006 was based on the profit attributable to ordinary shareholders of £13,193,000 (year ended 31 December 2005: £6,276,000) (year ended 31 December 2004: £8,483,000) and a weighted average number of ordinary shares outstanding for the year ended 31 December 2006 of 146,492,872 (year ended 31 December 2005: 111,601,948) (year ended 31 December 2004: 83,426,097).

Diluted earnings per share

The calculation of diluted earnings per share for the year ended 31 December 2006 was based on the profit attributable to ordinary shareholders of £13,193,000 (year ended 31 December 2005: £6,276,000) (year ended 31 December 2004: £8,483,000) and a weighted average number of ordinary shares

17. Earnings per share (Continued)

outstanding for the year ended 31 December 2006 of 150,785,514 (year ended 31 December 2005: 115,368,521) (year ended 31 December 2004: 83,809,138).

	Year ended 31 December 2006	Year ended 31 December 2005	Year ended 31 December 2004
		(£000)	
Earnings			
Earnings for the purpose of basic and diluted earnings per share	**13,193**	6,276	8,483

	Year ended 31 December 2006	Year ended 31 December 2005	Year ended 31 December 2004
		(Number)	
Weighted average number of ordinary shares			
Issued ordinary shares at 1 January	**146,157,768**	83,652,980	83,306,049
Effect of share options exercised	**282,963**	289,121	120,048
Effect of shares issued in connection with deferred consideration	**52,141**	—	—
Effect of shares issued to acquire ACMI	—	27,659,847	—
Weighted average number of ordinary shares as at 31 December (undiluted)	**146,492,872**	111,601,948	83,426,097
Dilutive effect of share options in issue	**4,292,642**	3,766,573	383,041
Weighted average number of ordinary shares as at 31 December (diluted)	**150,785,514**	115,368,521	83,809,138

	Year ended 31 December 2006	Year ended 31 December 2005	Year ended 31 December 2004
Basic earnings per share	**9.0p**	5.6p	10.2p
Diluted earnings per share	**8.7p**	5.4p	10.1p

Adjusted earnings per share

In order to provide a clearer measure of underlying performance, profit attributable to ordinary shareholders is adjusted to exclude items which management consider will distort comparability. Adjusted basic earnings per share has been calculated by dividing adjusted profit attributable to ordinary shareholders (see table below for adjustments made) of £25,030,000 (year ended 31 December 2005: £15,835,000) (year ended 31 December 2004: £9,345,000) by the weighted average number of ordinary shares outstanding for the year ended 31 December 2006 of 146,492,872 (year ended 31 December 2005: 111,601,948) (year ended 31 December 2004: 83,426,097).

Adjusted diluted earnings per share has been calculated by dividing adjusted profit attributable to ordinary shareholders (see table below for adjustments made) of £25,030,000 (year ended 31 December 2005: £15,385,000) (year ended 31 December 2004: £9,345,000) by the weighted average number of ordinary shares outstanding for the year ended 31 December 2006 of 150,785,514 (year ended 31 December 2005: 115,368,521) (year ended 31 December 2004: 83,809,138).

17. Earnings per share (Continued)

Earnings on which adjusted earnings per share is based:

	Year ended 31 December 2006	Year ended 31 December 2005	Year ended 31 December 2004
		(£000)	
Earnings for the purpose of basic and diluted earnings per share	**13,193**	6,276	8,483
Impact of fair value adjustments on acquired inventory and option accounting	**—**	2,706	—
Restructuring charges	**5,808**	2,369	—
Taxable benefit associated with restructuring charges**	**(201)**	—	—
Amortisation of acquired intangible assets	**8,448**	3,873	—
IAS 12 adjustment to goodwill	**1,773**	—	—
Charge relating to 'special' LTIP award*	**1,598**	872	—
Deferred taxation	**(5,589)**	(261)	862
Earnings for the purpose of adjusted earnings per share	**25,030**	15,835	9,345

	Year ended 31 December 2006	Year ended 31 December 2005	Year ended 31 December 2004
Adjusted basic earnings per share	**17.1p**	14.2p	11.2p
Adjusted diluted earnings per share	**16.6p**	13.7p	11.1p

* As part of the acquisition of ACMI, a 'special' award of conditional shares under the Group's LTIP scheme was approved by shareholders and was made to retain and incentivise approximately 25 key executives to integrate the business effectively. The award will create a charge over approximately three years until the potential vesting date of July 2008. The charge relating to this award is considered to be another form of integration/restructuring cost.

** The tax credit of £2,128,000 associated with restructuring costs comprises a deferred taxation credit of £1,927,000 (2005: £900,000) and a current taxation benefit of £201,000 (2005: £ nil). The current taxation benefit has been deducted from adjusted earnings per share to correctly reflect the net impact of restructuring. The current taxation benefit is lower than the effective tax rate as the costs of integration have principally been incurred within the US where tax losses are available to offset profits. In 2005, all integration costs were incurred in the US and hence no tax benefit was added back in that year.

18. Interest-bearing loans and borrowings

This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings

	31 December 2006	31 December 2005	31 December 2004
		(£000)	
Non-current liabilities			
Secured bank loans	**99,633**	136,731	—
Finance lease liabilities	**44**	146	126
Other creditors	**—**	—	8
	99,677	136,877	134
Current liabilities			
Secured bank loans	**20,437**	13,123	8,928
Current portion of finance lease liabilities	**99**	134	58
	20,536	13,257	8,986

	Sterling	Euro	US Dollar	Total
		(£000)		
Loan balance at 1 January 2006	**—**	**3,435**	**146,419**	**149,854**
Repayments	**—**	**(3,382)**	**(9,021)**	**(12,403)**
Foreign exchange movement	**—**	**(53)**	**(17,328)**	**(17,381)**
Loan balance at 31 December 2006	**—**	**—**	**120,070**	**120,070**
Loan balance at 1 January 2005	1,500	3,964	3,464	8,928
Repayments	(1,500)	(413)	(2,827)	(4,740)
Utilisation of new loan facility	—	—	140,143	140,143
Foreign exchange movement	—	(116)	5,639	5,523
Loan balance at 31 December 2005	—	3,435	146,419	149,854

At 31 December 2004 Gyrus Group PLC had an outstanding loan balance of £8,928,000 under a revolving loan facility of £30,000,000 which was due to expire in December 2005. In order to finance the acquisition of American Cystoscope Makers Inc, new banking facilities were agreed which comprised a term loan of USD$250 million together with a USD$30 million revolving credit facility. The remaining balance on the previous loan facility at 21 July 2005 was refinanced under the terms of the new facility.

As at 31 December 2005 Gyrus Group PLC had an outstanding loan balance of £145,459,000 (USD$250 million) under a term loan facility and £4,395,000 (€5,000,000 and USD$1,650,000) under a revolving credit facility of USD$30 million.

As at 10 November 2006, Gyrus Group PLC voluntarily reduced the revolving credit facility to USD$15 million. The decision was made to avoid unnecessary non-utilisation costs on the unused portion of the facility.

The USD$250 million loan is for a fixed term of five years with repayments due as disclosed in this note. The loan attracts a maximum rate of US dollar LIBOR plus 1.75% provided that Total Net Debt to Consolidated EBITDA (as defined in the facility agreement) is less than 3.50 and a minimum rate of US dollar LIBOR plus 0.75% provided that Total Net Debt to Consolidated EBITDA is less than 1.00. The margin on the facility from inception to 30 October 2006 was 1.75%. As at 31 October 2006 the quarterly Total Net Debt to Consolidated EBITDA fell below 3.00:1 resulting in a reduction in the margin on the facility of 0.5% to 1.25%.

Each advance drawn down under the USD$15 million revolving credit facility is repaid on the last business day of each fixed term interest period (typically three to six months). As the term of the revolving credit facility is for a period of five years from 21 July 2005, amounts drawn down under this facility are shown as non-current liabilities where repayments are due in greater than one year. The interest rate for

18. Interest-bearing loans and borrowings (Continued)

each advance drawn under the revolving facility is fixed on the date of the advance for the agreed interest period at US dollar LIBOR plus a margin. The margin follows that applied to the main term loan facility. There were no amounts drawn down under this facility as at 31 December 2006 (31 December 2005: USD$1,650,000 and EUR€5,000,000).

The USD$250 million loan and USD$15 million revolving credit facility are secured by a fixed and floating debenture on the assets of the Group.

Term and debt repayment schedule

	31 December 2006			31 December 2005			31 December 2004		
	Less than 1 year	1-2 years	2-5 years	Less than 1 year	1-2 years	2-5 years	Less than 1 year	1-2 years	2-5 years
					(£000)				
Secured bank loans									
GBP£1,500,000 at 6.1725%**	—	—	—	—	—	—	1,500	—	—
USD$2,000,000 at 3.24%**	—	—	—	—	—	—	1,042	—	—
USD$4,650,000 at 3.38%**	—	—	—	—	—	—	2,422	—	—
EUR€5,000,000 at 3.48%**	—	—	—	—	—	—	3,539	—	—
EUR€600,000 at 3.426%**	—	—	—	—	—	—	425	—	—
USD$250,000,000									
Capped at 4.75%, collar at 3.96% + margin*	**10,219**	**14,051**	**35,764**	2,182	5,818	28,364	—	—	—
Capped at 4.75%, collar at 4.19%*+ margin*	**5,109**	**7,025**	**17,884**	4,364	11,637	56,730	—	—	—
Variable at LIBOR + margin*	**5,109**	**7,025**	**17,884**	2,182	5,818	28,364	—	—	—
USD$1,650,000 at 6.13875%**	—	—	—	960	—	—	—	—	—
EUR€5,000,000 at 4.178%**	—	—	—	3,435	—	—	—	—	—
	20,437	**28,101**	**71,532**	13,123	23,273	113,458	8,928	—	—

* Margin varies dependent upon the Total Net Debt to Consolidated EBITDA.

** Includes margin.

Finance lease liabilities

Finance lease liabilities are payable as follows:

	31 December 2006			31 December 2005			31 December 2004		
	Payments	Interest	Principal	Payments	Interest	Principal	Payments	Interest	Principal
					(£000)				
Less than one year	**99**	**6**	**93**	146	20	126	58	7	51
Between one and five years	**44**	**2**	**42**	134	8	126	126	14	112
	143	**8**	**135**	280	28	252	184	21	163

19. Employee benefits

Defined contribution plans

The Group operates defined contribution retirement benefit plans for all qualifying employees. The assets of the schemes are held separately from those of the Group in funds under the control of trustees. Where employees leave the schemes before the vesting date the employer's contributions are refunded.

The total cost charged to income of £1,330,000 (2005: £748,000) represents amounts payable to these schemes by the Group at rates specified in the rules of the schemes. As at 31 December 2006 contributions of £307,000 (2005: £656,000) (2004: £171,926) due in respect of the current reporting period had not been paid over to the schemes and are included within non-trade payables.

19. Employee benefits (Continued)

Defined benefit plans

The Group has two defined benefit plans.

Retirement plan for hourly rated employees

ACMI, has a non-contributory defined benefit plan (the 'Plan') covering hourly union employees at one of the Group's manufacturing facilities. The Company contributes such amounts as are necessary on an actuarial basis to provide the Plan with assets sufficient to meet the benefits to be paid to the Plan participants. Under this scheme employees are entitled to receive a defined monthly benefit at a normal retirement age of 65.

Amounts recognised in the income statement in respect of the scheme are as follows:

	2006	2005	2004
		(£000)	
Current service cost	**87**	38	—
Interest cost	**143**	59	—
Expected return on plan assets	**(158)**	(62)	—
	72	35	—

The expense is recognised in the following line items in the income statement:

	2006	2005	2004
		(£000)	
Cost of sales	**87**	38	—
Financial income	**(158)**	(62)	—
Financial expense	**143**	59	—
	72	35	—

The amount included in the balance sheet in respect of this defined benefit retirement plan is as follows:

	2006	2005	2004
		(£000)	
Present value of funded obligations	**(2,486)**	(2,807)	—
Fair value of plan assets	**2,883**	2,861	—
Asset recognised in the balance sheet as at 31 December	**397**	54	—

The plan assets of the scheme are distributed between cash, equity and fixed income investments as follows:

	2006	2005	2004
Cash and cash equivalents	**11%**	15%	—
US equity	**41%**	41%	—
International equity	**11%**	9%	—
Fixed income investments	**37%**	35%	—
Total	**100%**	100%	—

The objective for the assets above is protection of capital and a targeted average annual return (net of fees) equating to the expected return rate.

19. Employee benefits (Continued)

The movement in the fair value of plan assets is as follows:

	2006	2005	2004
		(£000)	
Fair value of plan assets as at 1 January 2006/date of acquisition of ACMI	**2,861**	2,607	—
Expected return on plan assets	**158**	62	—
Actuarial gain/(loss)	**73**	(47)	—
Employer contributions	**215**	152	—
Benefit payments	**(54)**	(21)	—
Foreign exchange (loss)/gain	**(370)**	108	—
Fair value of plan assets as at 31 December	**2,883**	2,861	—

The movement in the fair value of the present value of funded obligations is as follows:

	2006	2005	2004
		(£000)	
Obligation as at 1 January 2006/date of acquisition of ACMI	**2,807**	2,640	—
Service cost	**87**	38	—
Interest cost	**143**	59	—
Actuarial gain	**(154)**	(13)	—
Benefit payments	**(54)**	(21)	—
Foreign exchange (gain)/loss	**(343)**	104	—
Obligation as at 31 December	**2,486**	2,807	—

Movements in the net assets recognised in the balance sheet were as follows:

	2006	2005	2004
		(£000)	
Net assets/(liabilities) as at 1 January 2006/date of acquisition of ACMI	**54**	(32)	—
Contributions received	**215**	152	—
Expense recognised in income statement	**(72)**	(35)	—
Actuarial gains/(losses) during the period	**227**	(35)	—
Foreign exchange (loss)/gain	**(27)**	4	—
Net assets as at 31 December	**397**	54	—

Principal actuarial assumptions at the balance sheet date were as follows:

	2006	2005	2004
Discount rate at 31 December	**5.88%**	5.50%	—
Expected return on plan assets at the balance sheet date	**5.75%**	5.75%	—

The discount rate has been determined by reference to the Citigroup Pension Discount Curve which consists of the average zero rate on US quality bonds at each half year interval from six months to 30 years. Matching the Citigroup Pension Discount Curve with the expected cash flows of the retirement plan produces a discount rate of 5.88%.

19. Employee benefits (Continued)

Mortality rates in both the 2005 and 2006 valuations are based on the 1994 Group Annuity Mortality Table. Sample rates from this table are shown below to provide an indication of mortality levels of both males and females between 40 and 70 years of age.

Males		Females	
Age	Rate	Age	Rate
40	0.10%	40	0.07%
45	0.16%	45	0.10%
50	0.26%	50	0.14%
55	0.44%	55	0.23%
60	0.80%	60	0.44%
70	2.37%	70	1.37%

Future salary rises do not affect final pension payments. A fixed pension amount is paid to all scheme members on retirement irrespective of final salary.

Pension rises of 2.5%, compounded annually, have been included in the calculation of the present value of the pension obligation.

Gyrus Group PLC expects to contribute £220,000 to this plan during 2007.

Multi employer pension plan

ACMI contributes on a monthly basis an amount that has been pre-agreed with the union into a multi employer pension plan. The union does not provide actuarial valuations of the scheme to participating employers however, during the acquisition of ACMI in 2005, the union notified a funding deficit of USD$1,175,000. As a result, an agreement was entered into between the union and ACMI whereby ACMI agreed to make increased contributions to the scheme totalling $1,175,000 (approximately £601,000 as at 31 December 2006) over a three year period.

During the year, pension contributions totalling £156,000 (2005: £100,000) were paid into the scheme and, as at 31 December 2006, pension contributions accrued and not paid amounted to £nil (2005: £77,000) and are included in non-trade payables.

Equity compensation benefits

The Group has established a number of share option programmes for employees. Awards vest three years after the date of grant and those granted since November 2001 are subject to Total Shareholder Return performance targets. Options expire after seven years.

19. Employee benefits (Continued)

The movement on the number of share options is shown below.

	Year ended 31 December 2006	Year ended 31 December 2005	Year ended 31 December 2004
		(Number of options)	
Granted			
Options outstanding at 1 January	**3,700,420**	4,874,990	4,516,632
Options granted during the year	**38,969**	162,969	1,228,719
Options exercised during the year	**(567,029)**	(944,763)	(346,931)
Options lapsed during year	**(28,731)**	(392,776)	(523,430)
Options outstanding at 31 December	**3,143,629**	3,700,420	4,874,990
Vested			
Options outstanding at 1 January	**1,515,340**	1,495,116	492,080
Options vested during the year	**1,004,786**	1,061,612	1,526,790
Options exercised during the year	**(567,029)**	(944,763)	(346,931)
Options expired during the year	**60,177**	(96,625)	(176,823)
Options outstanding at 31 December	**2,013,274**	1,515,340	1,495,116

The Group received proceeds of £1,175,000 (2005: £1,759,000) (2004: £480,000) in respect of the 567,029 options (2005: 944,763 options) (2004: 346,931 options) exercised during the year. £6,000 was credited to share capital (2005: £9,000) (2004: £4,000) and £1,169,000 (2005: £1,750,000) (2004: £476,000) was credited to share premium (see note 16).

In addition to share options, the Group has also established a Long Term Incentive Plan ('LTIP') which provides for the grant of conditional awards or nil cost options over 1p Ordinary Shares in the Company. The movement on the number of LTIPs is as follows.

	Year ended 31 December 2006	Year ended 31 December 2005	Year ended 31 December 2004
		(Number of options)	
Granted			
Options outstanding at 1 January	**2,487,962**	—	—
Options granted during the year	**730,647**	2,655,935	—
Options exercised during the year	**—**	—	—
Options lapsed during year	**(315,239)**	(167,972)	—
Options outstanding at 31 December	**2,903,370**	2,487,963	—

No options vested in the years ended 31 December 2005 or 31 December 2006.

20. Provisions

	Warranties	Restructuring	Environmental	Pension	Other	Total
			(£000)			
At 1 January 2006	**775**	**820**	**940**	**684**	**—**	**3,219**
Provisions made during the year	**169**	**1,105**	**118**	**—**	**1,303**	**2,695**
Provisions used during the year	**(83)**	**(887)**	**(146)**	**—**	**—**	**(1,116)**
Provisions reversed during the year	**(9)**	**(2)**	**—**	**—**	**—**	**(11)**
Exchange movement	**(89)**	**(90)**	**(113)**	**(83)**	**—**	**(375)**
At 31 December 2006	**763**	**946**	**799**	**601**	**1,303**	**4,412**
At 1 January 2005	—	—	—	—	—	—
Acquired through business combinations	680	—	906	659	—	2,245
Provisions made during the year	92	2,369	—	—	—	2,461
Provisions used during the year	—	(1,562)	—	—	—	(1,562)
Provisions reversed during the year	(22)	—	—	—	—	(22)
Exchange movement	25	13	34	25	—	97
At 31 December 2005	775	820	940	684	—	3,219

	31 December 2006	31 December 2005	31 December 2004
		(£000)	
Analysed as			
Current liabilities	**3,012**	1,595	—
Non-current liabilities	**1,400**	1,624	—
	4,412	3,219	—

Warranties

The Group gives warranties at the time of sale to purchasers of a number of product lines. Under the terms of the warranty, the Group undertakes to repair and replace items that fail to perform to specification. The period of warranty is dependent upon the type of product but generally is one year from the point of sale to the end user.

Restructuring

As disclosed in note 3, since the acquisition of ACMI a number of restructuring costs have been incurred including severance costs, manufacturing inefficiencies and duplication of other costs from the relocation of production, core integration team expenses and set up costs associated with the customer service and distribution centre and Mexican facility and a number of sundry costs. Notification of termination to individuals affected by restructuring activities occurred prior to 31 December 2006 but certain severance costs will only be paid out during 2007. The provision reflects those expenses that will be paid during 2007.

Environmental

As part of the acquisition of ACMI an independent report was commissioned to assess the potential level of contaminates at two manufacturing sites in the US. Follow up investigations during 2006 have supported the level of provisioning and remediation work has begun.The provision represents the remaining anticipated expense. It is expected that it will take approximately 24 months to complete the work.

20. Provisions (Continued)

Pension

As disclosed in note 19, ACMI contributes on a monthly basis an amount that has been pre-agreed with the union into a multi employer pension plan. The union does not provide actuarial valuations of the scheme to participating employers however, during the acquisition of ACMI in 2005, the union notified a funding deficit of USD$1,175,000. As a result, an agreement was entered into between the union and ACMI whereby ACMI agreed to make increased contributions to the scheme totalling USD$1,175,000 (approximately £601,000 as at 31 December 2006) over a three year period.

Other

'Other' includes a provision for the resolution of an ongoing customer dispute.

21. Trade and other payables

	31 December 2006	31 December 2005	31 December 2004
		(£000)	
Trade payables	**11,002**	9,546	2,878
Non-trade payables and accrued expenses	**22,585**	26,669	8,717
Interest payable	**1,259**	1,485	90
	34,846	37,700	11,685

22. Financial instruments

Exposure to credit, interest rate and currency risk arises in the normal course of the Group's business. Derivative financial instruments are used to hedge exposure in foreign exchange rates and interest rates.

Credit risk

The Group sets credit limits for customers based on a combination of payment history and third party credit references. Credit limits are reviewed by Credit Controllers on a regular basis in conjunction with debt ageing and collection history.

The credit risk on derivative financial instruments is very limited as the counterparties are banks with high credit ratings assigned by independent international credit rating companies.

The Group has no significant concentration of credit risk, with exposure spread over a large number of customers.

Interest rate risk

Hedging

The Group adopts a policy of ensuring that at least 50% of its exposure to changes in interest rates on fixed term borrowings is hedged. At 31 December 2006, the Group had entered into two interest rate cap and collar transactions. The cap on both financial instruments is a US dollar LIBOR rate of 4.75% and the collars are 4.19% and 3.96% respectively. Both instruments mature over the next five years consistent with the maturity of the related USD$250 million loan. At 31 December 2006 the Group had interest rate hedges with a notional contract amount of USD$176,250,000 (2005: USD$187,500,000) (2004: $nil).

The Group classifies interest rate hedges as cash flow hedges and states them at fair value. The fair value as at 31 December 2006 was £695,000 (2005: £864,000) (2004: £nil) comprising a financial asset £695,000 (2005: £864,000) (2004: £nil). This amount was recognised as a non-trade receivable in other current assets.

22. Financial instruments (Continued)

As at 31 December 2006

	Note	Effective interest rate	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years
					(£000)			
Cash and cash equivalents	15	3.4632%	23,327	23,327	—	—	—	—
Secured bank loans								
USD$250,000,000*	18	6.5388%	(120,070)	(20,437)	(28,101)	(33,211)	(38,321)	—
Finance lease liability**	18	6.8632%	(143)	(99)	(44)	—	—	—
			(96,886)	2,791	(28,145)	(33,211)	(38,321)	—

* Includes the effect of the interest rate cap. Includes a margin of 1.75% for the period 1 January 2006 to 30 October 2006 and a margin of 1.25% from 31 October 2006 to 31 December 2006.

** Liability bears interest at a fixed rate.

As at 31 December 2005

	Note	Effective interest rate	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years
					(£000)			
Cash and cash equivalents	15	1.9100%	20,194	20,194	—	—	—	—
Secured bank loans								
USD$250,000,000*	18	5.9931%	(145,459)	(8,728)	(23,273)	(32,001)	(37,819)	(43,638)
USD$1,650,000*	18	6.1388%	(960)	(960)	—	—	—	—
EUR€5,000,000*	18	4.1780%	(3,435)	(3,435)	—	—	—	—
Finance lease liability**	18	6.8600%	(280)	(146)	(134)	—	—	—
			(129,940)	6,925	(23,407)	(32,001)	(37,819)	(43,638)

* US dollar LIBOR rate of 4.2413% plus a margin of 1.75%.

** Liability bears interest at a fixed rate.

Foreign currency risk

The Group incurs foreign currency risk on sales and purchases that are denominated in currencies other than sterling. The currency primarily giving rise to this risk is the US dollar.

The Group hedges at least 80% of the anticipated US dollar cash flows for net anticipated receivables/payables in the first three months forward, at least 50% in months four to six forward and at least 25% in months seven to twelve forward. The Group uses forward exchange contracts to hedge its foreign currency risk. All of the forward exchange contracts have maturities of less than one year from the balance sheet date.

When financing material asset purchases or acquisitions the Group's policy is to create a natural hedge as far as possible in respect of any borrowings used for such purposes. In respect of the ACMI acquisition, the Group applied this policy by raising the loan facility in US dollars, being the principal currency of the assets acquired and the trade of ACMI.

The Group designates its forward exchange contracts hedging firm commitments and forecasted transactions as cash flow hedges and states them at fair value. The fair value of these forward exchange contracts as at 31 December 2006 was £51,000 (2005: a liability of £147,000) comprising an asset of £94,000 (2005: £nil) that is recognised in non-trade receivables and a liability of £43,000 (2005: £147,000) recognised in non-trade payables.

22. Financial instruments (Continued)

At 31 December 2005 the Group had obligations to sell US dollars under an Enhanced Forward Window Transaction agreement. The exchange rate for the transaction was dependent upon the prevailing spot rate three working days prior to the Settlement Date. If the spot was greater than 1.7880, then the exchange rate used for conversion to sterling was 1.7880. If the spot rate was between 1.6750 and 1.7880, then the exchange rate used was the spot rate, and if the spot was less than 1.6750, then the exchange rate used was 1.7385. The fair value of this hedging contract on a mark to market basis was £23,000. This was recognised as a financial liability and is contained within non-trade payables as at 31 December 2005. No such contractual arrangements existed as at 31 December 2006.

Adjustments to the fair value of cash flow hedges are reported in equity when designated as effective hedges. The ineffective portion is immediately recognised in the income statement. Otherwise the gains and losses will be reported in the income statement only when the forecasted transaction occurs and is recognised in the income statement. A summary of the impact of cash flow hedges on equity and on the income statement is disclosed below.

	Gains 2006	Losses 2006	Gains 2005	Losses 2005
		(£000)		
Adjustments reported in equity net of recycling				
At 1 January	**(809)**	**115**	—	—
Changes in accounting policy relating to first-time adoption of IAS 39	—	—	—	115
Fair value adjustments of effective cash flow hedges	**(244)**	**169**	(809)	—
At 31 December	**(1,053)**	**284**	(809)	115
Adjustments reported in income statement				
Ineffective portion of cash flow hedges charged to the income statement	—	**(61)**	1,980	—
Adjustments reported in income statement when the forecasted transaction occurred	**630**	—	154	(343)
Effect on income statement of cash flow hedges	**630**	**(61)**	2,134	(343)

Sensitivity analysis

In managing interest rate and currency risks the Group aims to reduce the impact of short-term fluctuations on the Group's earnings through transaction exposures. The Group does not hedge its exposure to fluctuations in earnings based upon translation of foreign currency earnings on consolidation. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

The USD$250 million loan and USD$15 million revolver facilities attract interest based on US dollar LIBOR. It is estimated that a general increase of one percentage point in interest rates would have decreased the Group's profit before taxation by approximately £424,000 (2005: £628,000) (2004: £145,000). Interest rate hedges have been included in this calculation.

Although the Group consolidates a number of entities whose functional currency is not sterling, 87% of revenue is US dollar denominated (2005: 84%). It is estimated that a general reduction of 10 percentage points in the value of the US dollar against sterling would have decreased the Group's profit before taxation by approximately £2,048,000 (2005: £2,375,000) (2004: £1,327,000).

23. Operating leases

Future minimum lease payments under non-cancellable operating leases

	At 31 December 2006	At 31 December 2005	At 31 December 2004
		(£000)	
Less than one year	**435**	2,394	866
Between one and five years	**4,532**	5,892	3,103
More than five years	**9,564**	3,080	3,864
	14,531	11,366	7,833

There are two leases of significance within the Group. The lease of one of the ACMI manufacturing sites has lease payments of approximately £561,000 per annum. The inception date of the lease was March 2003 and the lease ends in December 2009. Lease increases of 3% per annum are included within the contract. The lease of the ACMI head office has lease payments of approximately £626,000 per annum. The inception date of the lease was February 2002 and the lease ends in April 2012. There are no provisions for increases in rent in the terms of the contract.

During the year ended 31 December 2006 £3,037,000 (2005: £1,787,000) (2004: £1,076,000) was recognised as an expense in the income statement in respect of operating leases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
YEAR ENDED 31 DECEMBER

24. Group entities

The Company and the Group has investments in the following subsidiary undertakings which affected the profits or net assets of the Group.

	Country of incorporation	Principal activity	Holding	%
Gyrus Medical Limited	England & Wales	Design, development, manufacture and marketing of surgical systems	160,447 ordinary shares of £1 each	100
			894,532 A preference shares of 50p each	100
			39,389 B preference shares of £2 each	100
			589,926 AA convertible shares of £1 each	100
			259,100 BB convertible shares of £1 each	100
Gyrus Medical Inc*	United States of America	Design, development, manufacture and marketing of surgical instruments	100 shares of USD$0.01 each	100
Gyrus International Ltd	England & Wales	Sales and marketing of medical devices	50,000 ordinary shares of 10p each	100
Gyrus Holdings Ltd	England & Wales	Holding company	1,650,000 ordinary shares of £1 each	100
Gyrus Investments Ltd	England & Wales	Holding company	1,650,000 ordinary shares of £1 each	100
Gyrus ENT LLC*	United States of America	Design, development and manufacture of medical devices	100 shares of USD$0.01 each	100
Gyrus Medical B.V.*	Holland	Sales and marketing of medical devices	350 shares of €45 each	100
Gyrus Medical B.V.B.A.*	Belgium	Sales and marketing of medical devices	186 shares of €100 each	100
Gyrus Medical GmbH	Germany	Sales and marketing of medical devices	100 shares of €260 each	100
Gyrus ACMI LP*	United States of America	Sales and marketing of medical devices	1,000 shares of USD$1 each	100
Gyrus US Holdings Corporation	United States of America	Holding company	1,600 shares of USD$0.01 each	100
Gyrus Australasia Pty Ltd	Australia	Sales and marketing of medical devices	100 shares of AUS$1 each	100
Gyrus ACMI Inc* (formerly ACMI Corporation)	United States of America	Design, development, manufacture and marketing of surgical systems	1,000 shares of USD$0.01 each	100
ACMI International Inc*	United States of America	Sales and marketing of medical devices	100 shares of USD$0.01 each	100
ACMI Canada Inc*	Canada	Sales and marketing of medical devices	100 shares of CAN$0.01 each	100
CByond Ltd*	Israel	Design and development of medical devices	100 shares of 1 Israeli Shekel each	100
ACMI Japan K.K.*	Japan	Sales and marketing of medical devices	200 shares of 50,000 Yen each	100
Cabot Technology Corporation*	United States of America	Holding company	1,000 shares of USD$0.01 each	100
ACMI SA*	France	Sales and marketing of medical devices	25,000 shares of EUR€1.52 each	100
ACMI GmbH*	Germany	Sales and marketing of medical devices	1 share of EUR€25,564.59	100
C2Cure Inc*	United States of America	Holding company	1,025,648 shares of USD$0.01 each	100

* Indirect investments of the Company through wholly owned intermediary holding companies within the Group.

25. Fair value adjustment on acquired inventory and option accounting

(a) Fair value adjustment on acquired inventory

As required by IFRS 3 'Business Combinations', at the date of acquisition of ACMI finished goods were valued at the selling price less the costs of disposal and a reasonable profit allowance for the selling effort. Work in progress was valued at the selling price of the finished goods less costs to complete, costs of disposal and a reasonable profit allowance for completing and selling the goods. Raw materials were valued at current replacement cost. The fair value adjustment arising as a result of this valuation exercise amounted to an increase in the value of inventories of £4,686,000. This inventory uplift reversed through the income statement over the inventory turn and the charge arising in the year ended 31 December 2005 was £4,686,000.

(b) Option accounting

On 16 June 2005 Gyrus announced the proposed acquisition of ACMI for a total consideration of USD$497 million. On the same date it entered a placing agreement to raise £116 million (net). In order to ensure that £116 million proceeds of the sterling capital raised would buy at least USD$206 million required for settlement, regardless of movements in the USD$:GBP£ exchange rate, Gyrus entered into an option agreement. The cost of the option was £992,000 and the terms of the option allowed for exercise up to the 15 August 2005.

On completion, the sale of the option generated proceeds of £2,972,000 (a net gain of £1,980,000). This was an ineffective hedge under the provisions of IAS 39, and therefore the cost of the option and the sale proceeds thereof were taken to financial expense and financial income respectively in the year ended 31 December 2005.

CONSOLIDATED INTERIM INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2007

	Note	6 months ended 30 June 2007 pre-restructuring and IAS 12 adjustment (unaudited)	Restructuring (Note 2)	IAS 12 adjustment to goodwill (Note 4)	6 months ended 30 June 2007 (unaudited)	6 months ended 30 June 2006 (unaudited)	Year ended 31 December 2006 (audited)
				(£000)			
Revenue	3	**109,121**	—	—	**109,121**	107,413	213,342
Cost of sales		**(43,895)**	**(2,049)**	—	**(45,944)**	(43,262)	(86,865)
Gross profit		**65,226**	**(2,049)**	—	**63,177**	64,151	126,477
Other operating income		**529**	—	—	**529**	329	695
Selling and distribution expenses							
—Selling and distribution		**(31,950)**	**(73)**	—	**(32,023)**	(30,099)	(61,286)
—Amortisation of acquired intangible assets		**(2,565)**	—	—	**(2,565)**	(2,838)	(5,506)
Research and development expenses							
—Research and development		**(6,381)**	**(223)**	—	**(6,604)**	(8,180)	(15,504)
—Amortisation of acquired intangible assets		**(1,370)**	—	—	**(1,370)**	(1,516)	(2,942)
General and administrative expenses		**(9,968)**	**(1,349)**	**(733)**	**(12,050)**	(11,485)	(22,789)
Operating profit		**13,521**	**(3,694)**	**(733)**	**9,094**	10,362	19,145
Financial income		**746**	—	—	**746**	859	1,322
Financial expense		**(3,942)**	—	—	**(3,942)**	(5,649)	(10,342)
Profit before taxation		**10,325**	**(3,694)**	**(733)**	**5,898**	5,572	10,125
Income tax expense	4	**(2,026)**	**1,236**	—	**(790)**	(1,936)	3,068
Profit for the period		**8,299**	**(2,458)**	**(733)**	**5,108**	3,636	13,193
Earnings per ordinary share							
Basic	7				**3.5p**	2.5p	9.0p
Diluted	7				**3.4p**	2.4p	8.7p

STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE SIX MONTHS ENDED 30 JUNE 2007

	6 months ended 30 June 2007 (unaudited)	6 months ended 30 June 2006 (unaudited)	Year ended 31 December 2006 (audited)
		(£000)	
Exchange differences arising on translation of foreign operations	**(6,082)**	(26,783)	(32,864)
Deferred tax on income and expense recognised directly in equity	**751**	404	451
Current tax credit recognised directly in equity	**444**	—	—
Cash flow hedges			
Effective portion of changes in the fair value of cash flow hedges net of recycling	**(54)**	1,009	75
Actuarial gain on defined benefit pension plan	**29**	11	227
	(4,912)	(25,359)	(32,111)
Profit for the period	**5,108**	3,636	13,193
Total recognised income and expense for the period	**196**	(21,723)	(18,918)

CONSOLIDATED BALANCE SHEET

	Note	As at 30 June 2007 (unaudited)	As at 30 June 2006 (unaudited)	As at 31 December 2006 (audited)
			(£000)	
Assets				
Property, plant and equipment	5	**20,366**	19,992	20,784
Goodwill		**247,914**	269,204	253,538
Other intangible assets		**83,915**	90,413	89,831
Total non-current assets		**352,195**	379,609	364,153
Inventories		**34,253**	32,429	32,353
Trade receivables		**38,105**	29,711	33,713
Other current assets		**7,257**	8,007	7,076
Cash and cash equivalents		**22,471**	28,756	23,327
Total current assets		**102,086**	98,903	96,469
Total assets		**454,281**	478,512	460,622
Equity				
Share capital	6	**(2,802)**	(2,789)	(2,792)
Share premium	6	**(307,761)**	(304,536)	(305,282)
Merger reserve		**(3,860)**	(3,860)	(3,860)
Other reserves		**28,246**	15,306	22,102
Retained earnings		**(4,098)**	14,437	2,999
Total equity		**(290,275)**	(281,442)	(286,833)
Liabilities				
Bank loan	8	**(84,729)**	(118,944)	(99,633)
Obligations under finance leases and hire purchase contracts		**(1)**	(83)	(44)
Deferred tax liabilities	4	**(11,281)**	(20,842)	(13,778)
Provisions		**(995)**	(3,693)	(1,400)
Total non-current liabilities		**(97,006)**	(143,562)	(114,855)
Bank overdrafts and loans due within one year	8	**(28,658)**	(20,028)	(20,437)
Trade and other payables		**(33,851)**	(31,209)	(34,846)
Current tax payable		**(2,645)**	(2,160)	(540)
Obligations under finance leases and hire purchase contracts		**(67)**	(111)	(99)
Provisions		**(1,779)**	—	(3,012)
Total current liabilities		**(67,000)**	(53,508)	(58,934)
Total liabilities		**(164,006)**	(197,070)	(173,789)
Total equity and liabilities		**(454,281)**	(478,512)	(460,622)

CONSOLIDATED CASH FLOW STATEMENT

	6 months ended 30 June 2007 (unaudited)	6 months ended 30 June 2006 (unaudited)	Year ended 31 December 2006 (audited)
		(£000)	
Cash flows from operating activities			
Profit for the period	**5,108**	3,636	13,193
Adjustments for:			
Depreciation of property, plant and equipment	**3,054**	2,747	4,784
Amortisation of intangible assets	**4,201**	4,483	8,803
IAS 12 adjustment to goodwill	**733**	—	1,773
Loss on disposal of property, plant and equipment	**155**	58	81
Finance income and expense	**3,196**	4,790	9,020
Exchange gain/(loss) included in financial income and expense	**76**	(290)	(423)
Equity settled share based payment expense	**1,152**	1,199	2,656
Taxation	**790**	1,936	(3,068)
Operating cash flows before movement in working capital	**18,465**	18,559	36,819
Increase in inventories	**(2,824)**	(765)	(4,238)
(Increase)/decrease in trade and other receivables	**(5,544)**	3,994	(263)
(Decrease)/increase in trade and other payables	**(1,894)**	(3,093)	3,176
Cash generated from operations	**8,203**	18,695	35,494
Interest paid	**(4,042)**	(4,772)	(9,595)
Taxation paid	**(826)**	(878)	(2,850)
Net cash from operating activities	**3,335**	13,045	23,049
Cash flows from investing activities			
Interest received	**582**	342	742
Proceeds on disposal of property, plant and equipment	**—**	—	306
Acquisition of property, plant and equipment	**(3,182)**	(4,150)	(7,685)
Acquisition of patents, trademarks and other intangibles	**—**	(10)	(140)
Expenditure on product development	**(26)**	(267)	(1,104)
Net cash outflow from investment activities	**(2,626)**	(4,085)	(7,881)
Cash flows from financing activities			
Proceeds from issue of share capital	**2,489**	841	1,590
Repayment of borrowings	**(3,914)**	(546)	(12,403)
Repayment of obligations under finance leases	**(33)**	(65)	(110)
Net cash outflow from financing activities	**(1,458)**	230	(10,923)
Net (decrease)/increase in cash and cash equivalents	**(749)**	9,190	4,245
Cash and cash equivalents at beginning of period	**23,327**	20,194	20,194
Effect of foreign exchange rate fluctuations on cash held	**(107)**	(628)	(1,112)
Cash and cash equivalents at end of period	**22,471**	28,756	23,327
Bank balances and cash	**22,471**	28,756	23,327

1. Basis of preparation

Gyrus Group PLC is a company domiciled in the United Kingdom. The condensed consolidated interim financial statements of the Company for the six months ended 30 June 2007 comprise the Company and its subsidiaries (together referred to as the 'Group').

This interim financial information has been prepared applying the accounting policies and presentation that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2006.

The comparative figures for the financial year ended 31 December 2006 are not the Group's audited statutory accounts for that financial year. Those accounts, which were prepared under EU adopted International Financial Reporting Standards, have been reported on by the Group's auditor and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985.

2. Restructuring costs

As a result of the acquisition of American Cystoscope Makers Inc in July 2005, the Group continues to incur restructuring costs arising from the integration of the legacy Gyrus business with that of ACMI. The total charge for the period ended 30 June 2007 was £3,694,000 (year ended 31 December 2006: £5,808,000 and six months ended 30 June 2006: £2,336,000). An analysis of these costs is shown below.

	6 months ended 30 June 2007 (unaudited)	6 months ended 30 June 2006 (unaudited)	Year ended 31 December 2006 (audited)
		(£000)	
Severance costs	**305**	1,081	2,071
Demonstration equipment write-off	**—**	—	80
Alignment of global enterprise resource planning systems	**115**	—	58
International distributor settlements	**—**	216	241
Manufacturing inefficiencies and other duplicated costs arising as a result of the relocation of production	**1,683**	276	1,365
Set up costs associated with the customer service and distribution centre and Mexico production facility	**1,055**	95	815
Core integration team expenses	**451**	413	881
Gyrus ACMI rebranding	**—**	66	143
Other costs	**85**	189	154
	3,694	2,336	5,808

3. Segment reporting

Segment information is presented in the condensed consolidated interim financial statements in respect of the Group's business Divisions, which are the primary basis of segment reporting. The business segment reporting format reflects the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

3. Segment reporting (Continued)

Business segments

The Group is comprised of the following main business segments:

ENT	Design, development, manufacture, marketing and sales of otology, sinus and rhinology and head and neck products.
Surgical	Design, development, manufacture, marketing and sales of laparoscopic surgery products.
Urology & Gynaecology	Design, development, manufacture, marketing and sales of urology and gynaecology and visualisation products.
Partnered Technologies	Out-licensing of the Group's proprietary technology in conjunction with a manufacturing contract for markets outside the Group's core sales and marketing competence.

	For the six months ended 30 June 2007 (unaudited)				
	ENT	Surgical	Partnered Technologies	Urology & Gynaecology	Total
			(£000)		
Revenue					
External sales	18,863	26,894	12,776	50,588	109,121
Inter-segment sales	—	480	2,669	—	3,149
	18,863	27,374	15,445	50,588	112,270
Segment result before amortisation, restructuring charges and IAS 12 adjustment to goodwill	2,474	5,888	2,757	7,644	18,763
Amortisation of acquired intangibles	—	(428)	(26)	(3,481)	(3,935)
IAS 12 adjustment to goodwill	(574)	(159)	—	—	(733)
Restructuring charges	(58)	(892)	(432)	(2,312)	(3,694)
Segment result after amortisation, restructuring charges and IAS adjustment to goodwill	1,842	4,409	2,299	1,851	10,401
Unallocated corporate expenses					(1,307)
Profit from operations					9,094
Net finance costs					(3,196)
Profit before tax					5,898
Taxation					(790)
Profit for the period					5,108

3. **Segment reporting (Continued)**

	For the six months ended 30 June 2006 (unaudited)				
	ENT	Surgical	Partnered Technologies	Urology & Gynaecology	Total
			(£000)		
Revenue					
External sales as previously reported	20,416	22,967	13,470	50,560	107,413
External sales excluding discontinued product lines	19,830	22,967	13,470	50,560	106,827
Discontinued product lines	586	—	—	—	586
Effect of reclassification of revenue	—	1,732	—	(1,732)	—
External sales	20,416	24,699	13,470	48,828	107,413
Inter-segment sales	—	438	3,439	—	3,877
	20,416	25,137	16,909	48,828	111,290
Segment result before amortisation and restructuring charges as previously reported	2,688	5,967	3,106	7,313	19,074
Effect of reclassification of revenue and associated costs	—	328	—	(328)	—
Segment result before amortisation and restructuring charges	2,688	6,295	3,106	6,985	19,074
Amortisation of acquired intangibles	—	(500)	(30)	(3,824)	(4,354)
Restructuring charges	(75)	(337)	(135)	(1,789)	(2,336)
Segment result after amortisation and restructuring charges	2,613	5,458	2,941	1,372	12,384
Unallocated corporate expenses					(2,022)
Profit from operations					10,362
Net finance costs					(4,790)
Profit before tax					5,572
Taxation					(1,936)
Profit for the period					3,636

3. Segment reporting (Continued)

	For the year ended 31 December 2006 (audited)				
	ENT	Surgical	Partnered Technologies	Urology & Gynaecology	Total
			(£000)		
Revenue					
External sales as previously reported	38,532	52,465	26,238	96,107	213,342
External sales excluding discontinued product lines	37,492	52,465	26,238	96,107	212,302
Discontinued product lines	1,040	—	—	—	1,040
External sales	38,532	52,465	26,238	96,107	213,342
Inter-segment sales	—	985	3,669	—	4,654
	38,532	53,450	29,907	96,107	217,996
Segment result before amortisation, restructuring charges and IAS 12 adjustment to goodwill	4,138	11,227	5,697	14,777	35,839
Amortisation of acquired intangibles	—	(919)	(56)	(7,473)	(8,448)
IAS 12 adjustment to goodwill	(1,542)	(231)	—	—	(1,773)
Restructuring charges	(335)	(1,989)	(47)	(3,437)	(5,808)
Segment result after amortisation, restructuring charges and IAS 12 adjustment to goodwill	2,261	8,088	5,594	3,867	19,810
Unallocated corporate expenses					(665)
Profit from operations					19,145
Net finance costs					(9,020)
Profit before tax					10,125
Taxation					3,068
Profit for the year					13,193

4. Tax expense

Under IFRS the overall rate of tax for the period is 13.4% (six months ended 30 June 2006: 34.7%) which is lower than the standard rate of UK corporation tax of 30%. This is due, in particular, to the impact of IFRS 2 on share based payments, the beneficial effect of the Research & Development Credit scheme and the change in corporation tax rate used for the deferred tax position.

	6 months ended 30 June 2007 (unaudited)	6 months ended 30 June 2006 (unaudited)	Year ended 31 December 2006 (audited)
		(£000)	
Current taxation			
Domestic	**1,795**	1,267	1,766
Foreign	**400**	515	755
	2,195	1,782	2,521
Deferred taxation			
Current period (credit)/charge	**(1,405)**	154	(5,589)
Taxation attributable to the company and its subsidiaries	**790**	1,936	(3,068)
Current taxation			
Share based payment tax deductions recognised directly in equity	**444**	—	—

	(£000)
Deferred Taxation	
Net deferred tax liability recognised at 31 December 2006	(13,778)
Credit to income for the period	1,405
Charged directly to equity	751
Exchange differences	341
Net deferred tax liability recognised at 30 June 2007	**(11,281)**

In June 2007, the Finance Bill 2007 was "substantively enacted" approving a reduction in the UK corporation tax rate from 30% to 28% from 1 April 2008. Therefore the UK tax rate applied for the purposes of the measurement of the Group's deferred tax has been reduced to 28%.

As a result of previous acquisitions during 2000 and 2001 certain deferred tax assets were not recognised as it was considered unlikely that they would be utilised in future periods. The performance of these acquisitions is now better than originally anticipated thus, under IAS 12 ('Income Taxes'), the Group has adjusted goodwill equal to the benefit of the subsequently recognised losses. Accordingly, in the six month period to 30 June 2007, a deferred tax asset of £854,000 was recognised and utilised together with a corresponding adjustment to goodwill net of a credit of £121,000 in respect of over amortisation in the period before transition to IFRSs.

5. Property, plant and equipment

Capital commitments

As at 30 June 2007, the Group entered into contracts to purchase property, plant and equipment of £610,000 (year ended 31 December 2006: £455,000 and six months ended 30 June 2006: £1,102,000).

6. Capital and reserves

Share capital and share premium

The Group recorded the following amounts within shareholder's equity as a result of the issuance of ordinary shares.

	Share capital			Share premium		
	6 months ended 30 June 2007 (unaudited)	6 months ended 30 June 2006 (unaudited)	Year ended 31 December 2006 (audited)	6 months ended 30 June 2007 (unaudited)	6 months ended 30 June 2006 (unaudited)	Year ended 31 December 2006 (audited)
			(£000)			
Issuance of ordinary shares	**10**	4	7	**2,479**	837	1,583

Dividends

The directors do not propose the payment of a dividend (30 June 2006: £nil).

7. Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2007 was based on the profit attributable to ordinary shareholders of £5,108,000 (year ended 31 December 2006: £13,193,000 and six months ended 30 June 2006: £3,636,000) and a weighted average number of ordinary shares outstanding during the six months ended 30 June 2007 of 147,105,358 (year ended 31 December 2006: 146,492,872 and six months ended 30 June 2006: 146,287,927).

Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2007 was based on the profit attributable to ordinary shareholders of £5,108,000 (year ended 31 December 2006: £13,193,000 and six months ended 30 June 2006: £3,636,000) and a weighted average number of ordinary shares outstanding during the six months ended 30 June 2007 of 150,490,860 (year ended 31 December 2006: 150,785,514 and six months ended 30 June 2006: 150,513,041).

Earnings

	6 months ended 30 June 2007 (unaudited)	6 months ended 30 June 2006 (unaudited)	Year ended 31 December 2006 (audited)
		(£000)	
Earnings for the purpose of basic and diluted earnings per share	**5,108**	3,636	13,193
Weighted average number of shares for purposes of calculating basic earnings per share	**147,105,358**	146,287,927	146,492,872
Effect of dilutive options	**3,385,502**	4,225,114	4,292,642
Weighted average number of shares for purposes of calculating diluted earnings per share	**150,490,860**	150,513,041	150,785,514
Basic earnings per share	**3.5p**	2.5p	9.0p
Diluted earnings per share	**3.4p**	2.4p	8.7p

In order to provide a trended measure of underlying performance, profit attributable to ordinary shareholders is adjusted for items which management consider will distort comparability. Adjusted basic

7. Earnings per share (Continued)

earnings per share has been calculated by dividing adjusted profit attributable to ordinary shareholders of £12,556,000 (year ended 31 December 2006: £25,030,000 and six months ended 30 June 2006: £11,252,000) by the weighted average number of ordinary shares outstanding during the six months ended 30 June 2007 of 147,105,358 (year ended 31 December 2006: 146,492,872 and six months ended 30 June 2006: 146,287,927).

Adjusted diluted earnings per share has been calculated by dividing adjusted profit attributable to ordinary shareholders of £12,556,000 (year ended 31 December 2006: £25,030,000 and six months ended 30 June 2006: £11,252,000) by the weighted average number of ordinary shares outstanding during the six months ended 30 June 2007 of 150,490,860 (year ended 31 December 2006: 150,785,514 and six months ended 30 June 2006: 150,513,041).

Earnings on which adjusted earnings per share is based:

	6 months ended 30 June 2007 (unaudited)	6 months ended 30 June 2006 (unaudited)	Year ended 31 December 2006 (audited)
		(£000)	
Basic earnings for the period	**5,108**	3,636	13,193
Restructuring charges	**3,694**	2,336	5,808
Taxable benefit associated with restructuring charges**	**(144)**	—	(201)
Amortisation of acquired intangible assets	**3,935**	4,354	8,448
IAS 12 adjustment to goodwill	**733**	—	1,773
Charges relating to 'special' LTIP award*	**191**	772	1,598
Deferred taxation	**(1,405)**	154	(5,589)
Current tax credit recognised directly in equity***	**444**	—	—
Adjusted earnings for the period	**12,556**	11,252	25,030
Adjusted basic earnings per share	**8.5p**	7.7p	17.1p
Adjusted diluted earnings per share	**8.3p**	7.5p	16.6p

* As part of the acquisition of American Cystoscope Makers Inc, a 'special' award of conditional shares under the Group's LTIP scheme was approved by shareholders and was made to retain and incentivise approximately 25 key executives to integrate the business effectively. The award will create a charge to the income statement until the potential vesting date of July 2008. The charge relating to this award is considered to be another form of integration/restructuring cost.

** The tax credit of £1,236,000 (year ended 31 December 2006: £2,128,000 and six months ended 30 June 2006: £nil) associated with restructuring costs comprises a deferred tax credit of £1,092,000 (year ended 31 December 2006: £1,927,000 and six months ended 30 June 2006: £nil) and a current taxation benefit of £144,000 (year ended 31 December 2006: £201,000 and six months ended 30 June 2006: £nil). The current taxation benefit has been deducted from adjusted earnings per share to correctly reflect the net impact on restructuring. The current taxation benefit is lower than the effective tax rate as the costs of the integration have principally been incurred within the US where tax losses are available to offset profits.

*** Under the provisions of IAS 12 the current tax credit taken to the income statement on the exercise of share options is restricted to the aggregate remuneration expense charged to the income statement in respect of the options. The excess of any current tax credit is taken to equity through the statement of recognised income and expense, although it will reduce the cash tax payable by the Group to below that which is charged as current taxation in the income statement. In the period to 30 June 2007, the excess of the current tax credit over and above the remuneration expense amounted to £444,000 (year ended 31 December 2006: £nil and period ended 30 June 2006: £nil) and, as required by the standard, this has been taken to equity. It has been added back for the purposes of adjusted earnings per share as it results in a genuine cash tax charge being applied to adjusted earnings per share.

8. Interest-bearing loans and borrowings

As at 30 June 2007 Gyrus Group PLC had a loan of £109,649,000 (USD$220 million) under a term loan facility of USD$250 million and £3,738,000 (USD$7.5 million) under a revolving credit facility of USD$15 million (year ended 31 December 2006: £120,070,000 under a term loan facility and £nil under a

8. Interest-bearing loans and borrowings (Continued)

revolving credit facility of USD$15 million and 6 months ended 30 June 2006: £135,165,000 under a term loan facility and £3,807,000 under a revolving credit facility of USD$30 million).

The USD$250 million loan facility is for a fixed term of five years. The loan attracts a maximum rate of US LIBOR plus 1.75% provided that Total Net Debt to Consolidated EBITDA (as defined in the facility agreement) is less than 3.50 and a minimum rate of US dollar LIBOR plus 0.75% provided that Total Net Debt to Consolidated EBITDA is less than 1.00. The margin on the facility from inception to 30 October 2006 was 1.75%. As at 31 October 2006 the quarterly Net Debt to Consolidated EBITDA fell below 3.00:1 resulting in a reduction in the margin on the facility of 0.5% to 1.25%. As at 27 February 2007, the margin was further reduced to 1.00% as Net Debt to Consolidated EBITDA fell below 2.50:1.

Each advance drawn down under the USD$15 million revolving credit facility is repaid on the last business day of each fixed term interest period (typically three to six months). As the term of the revolving credit facility is for a period of five years from 21 July 2005, amounts drawn down under this facility are shown as non-current liabilities where repayments are due in greater than one year and current liabilities where repayments are due in less than one year. The interest rate for each advance drawn under the revolving facility is fixed on the date of the advance for the agreed interest period at US dollar LIBOR plus a margin. The margin added to US dollar LIBOR follows that of the term loan facility. The amount drawn down on this facility at 30 June 2007 was £3,738,000 (year ended 31 December 2006: £nil and six months ended 30 June 2006: £3,456,000).

The USD$250 million loan facility and USD$15 million revolving credit facility are secured by a fixed and floating debenture on the assets of the Group.

Repayments on the US dollar loan and advances on the revolving credit facility over the period from 1 January 2007 to 30 June 2007 were as follows:

	(£000)
Loan balance as at 1 January 2007 (audited)	120,070
Repayments	(7,664)
Advances on revolving credit facility	3,750
Foreign exchange movement	(2,769)
Loan balance as at 30 June 2007 (unaudited)	**113,387**

9. Employee benefits

Pension plans

The Group provides employee benefits under various arrangements, including through defined benefit and defined contribution pension plans. Details of the defined benefit plans are provided below:

Retirement plan for hourly rated employees

	6 months ended 30 June 2007 (unaudited)	6 months ended 30 June 2006 (unaudited)	Year ended 31 December 2006 (audited)
		(£000)	
Present value of funded obligations	**(2,518)**	(2,683)	(2,486)
Fair value of plan assets	**2,993**	2,708	2,883
Asset recognised in the balance sheet	**475**	25	397

9. Employee benefits (Continued)

Liability for defined benefit obligation

Principal actuarial assumptions of the actuarial valuation dated 30 June 2007 were as follows:

	6 months ended 30 June 2007 (unaudited)	6 months ended 30 June 2006 (unaudited)	Year ended 31 December 2006 (audited)
		(£000)	
Discount rate	**5.88%**	5.53%	5.88%
Expected return on plan assets	**6.75%**	5.75%	5.75%

The discount rate has been determined by reference to the Citigroup Pension Discount Curve which consists of the average zero rate on US quality bonds at each half year interval from six months to 30 years. Matching the Citigroup Pension Discount Curve with the expected cash flows of the retirement plan produces a discount rate of 5.88% (year ended 31 December 2006: 5.88% and six months ended 30 June 2006: 5.53%).

Mortality rates in both the 2006 and 2007 valuations are based on the 1994 Group Annuity Mortality Table. Sample rates from this table are shown below to provide an indication of mortality levels of both males and females between 40 and 70 years of age.

Males		Females	
Age	Rate	Age	Rate
40	0.10%	40	0.07%
45	0.16%	45	0.10%
50	0.26%	50	0.14%
55	0.44%	55	0.23%
60	0.80%	60	0.44%
70	2.37%	70	1.37%

Future salary rises do not affect final pension payments. A fixed pension is paid to all scheme members on retirement irrespective of final salary.

Pension rises of 2.5%, compounded annually, have been included in the present value of the pension obligation.

Expense recognised in consolidated interim income statement in relation to defined benefit scheme

The expense recognised in the consolidated interim income statement consists of the current service costs, interest on the obligation for employee benefits and the expected return on plan assets. For the six months ended 30 June 2007, the Group recognised an expense of £12,000 (year ended 31 December 2006: £72,000 and six months ended 30 June 2006: £37,000).

Multi employer pension plan

ACMI also contributes on a monthly basis an amount that has been pre-agreed with a union into a multi employer pension plan in respect of certain employees at one of the Group's manufacturing plants. The union does not provide actuarial valuations of the scheme to participating employers but has confirmed that, at the date of acquisition, a funding deficit existed. As a result an agreement was entered into between the Union and ACMI whereby ACMI agreed to make increased contributions to the scheme totalling USD$1,175,000 over a three year period. The provision for the deficit as at 30 June 2007 was £456,000 (year ended 31 December 2006: £601,000 and six months ended 30 June 2006: £635,000).

The contribution cost charged to the income statement in the six months ended 30 June 2007 in respect of the multi employer pension plan totalled £76,000 (year ended 31 December 2006: £156,000 and six months ended 30 June 2006: £96,000). A partial release of the funding deficit provision resulted in a

9. Employee benefits (Continued)

credit to the income statement of £145,000 (year ended 31 December 2006: £nil and six months ended 30 June 2006: £nil).

Defined contribution plans

The Group operates defined contribution benefit plans for all qualifying employees. The assets of the scheme are held separately from those of the Group in funds under the control of trustees. Where employees leave before the vesting date the employers contributions are refunded.

The total cost charged to the income statement in the six months ended 30 June 2007 in respect of defined contribution plans totalled £800,000 (year ended 31 December 2006: £1,330,000 and six months ended 30 June 2006: £614,000).

Share based payments

(a) Share Option Plans

At 30 June 2007 certain directors and employees had options to subscribe for ordinary shares of 1p each under the following schemes:

— Gyrus 1997 Approved Share Option Scheme and Gyrus 1997 Unapproved Share Option Scheme

— Gyrus Group PLC US Stock Option Plan

— Gyrus Group PLC Qualifying Non-Employee Stock Option Plan

— Gyrus Group PLC Savings-Related Share Option Scheme

— Gyrus Group PLC US Employee Stock Purchase Plan

There have been no new issues of share options in the six month period to 30 June 2007.

On 26 April 2007, a 12 month stock purchase plan was offered to US employees. Under the plan the employees can elect to have a percentage of their compensation withheld, subject to a maximum of 10% of gross basic salary, capped at a maximum contribution of USD$375 per month. After the end of the 12 month offering period the contributions are used to purchase ordinary shares in the Company at a 15% discount on the market price at the end of the Offering Period.

Fair value of share options and assumptions

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a stochastic option pricing model. This model takes into account the following six variables: exercise price, share price at grant, expected term, expected volatility of share price, risk-free interest rate and expected dividend yield.

(b) Long Term Incentive Plan

Gyrus 2005 Long Term Incentive Plan ('LTIP')

A discretionary plan which provides for the grant of either conditional awards of 1p Ordinary Shares or nil cost options over 1p Ordinary Shares in the company. Awards normally vest following the third anniversary of grant once the performance conditions have been satisfied and provided the participant is still employed by the Group.

9. Employee benefits (Continued)

On 10 May 2007 conditional awards were granted to employees totalling 379,500 shares. The vesting of the awards is based on the growth in the Company's Earnings Per Share (EPS) from a 2006 base as follows:

Average annual adjusted EPS growth over three financial years	Proportion of award vesting
7.0%	25%
12% or more	100%
Between 7.0% and 12.0%	Between 25% and 100% on a pro rata basis

The fair value of each share has been determined as being the closing mid market price on the day preceding grant. The fair value of the number of shares expected to vest is charged to the income statement over the three-year vesting period.

10. Provisions

As at 31 December 2006, the Group disclosed a sales provision for the resolution of an ongoing customer dispute of £1,303,000. During the period to 30 June 2007, following negotiations with the customer, there has been a partial release of this provision. As at 30 June 2007, the remaining provision pertaining to this dispute amounted to £274,000. The provision is disclosed within current liabilities.

11. Financial instruments

Interest rate risk

The Group adopts a policy of ensuring that at least 50% of its exposure to changes in interest rates on fixed term borrowings is hedged. At 30 June 2007, the Group had entered into two interest rate cap and collar transactions. The cap on both financial instruments is US dollar LIBOR rate of 4.75% and the collars are 4.19% and 3.96% respectively. The maturation of both instruments is consistent with that of the USD$250 million term loan facility. At 30 June 2007, the Group had interest rate hedges with a notional contract amount of USD$165,000,000 (year ended 31 December 2006: USD$176,250,000 and six months ended 30 June 2006: USD$187,500,000).

The Group classifies interest rate hedges as cash flow hedges and states them at fair value.

Foreign currency risk

The Group incurs foreign currency risk on sales and purchases that are denominated in currencies other than sterling. The currency primarily giving rise to this risk is the US dollar.

Unless otherwise approved by the Board, the Group hedges at least 80% of the anticipated US dollar cash flows for net anticipated receivables/payables in the first three months forward, at least 50% in months four to six and at least 25% in months seven to twelve forward. The Group uses forward exchange contracts to hedge its foreign currency risk. All of the forward exchange contracts have maturities of less than one year later than the balance sheet date.

The Group designates its forward exchange contracts of the variability of cash flows of a recognised asset or liability, or highly probable forecasted transaction as cash flow hedges and states them at fair value.

Estimation of fair values

The fair value of forward foreign exchange contracts is the mark to market value of the contracts as at 30 June 2007. The fair value of forward foreign exchange contracts at 30 June 2007 is an asset of £22,000 (year ended 31 December 2006: asset of £51,000 and six months ended 30 June 2006: asset of £104,000). The fair value of the interest rate hedges as at 30 June 2007 is an asset of £713,000 (six months ended 30 June 2006: asset of £1,712,000 and year ended 31 December 2006: asset of £695,000).

11. Financial instruments (Continued)

Adjustments to the fair value of cash flow hedges are reported in equity when designated as effective hedges. The ineffective portion is immediately recognised in the income statement. Otherwise the gains and losses will be reported in the income statement only when the forecasted transaction occurs and is recognised in the income statement.

PART 6: SUMMARY OF THE TERMS OF THE LOAN NOTES

The Loan Notes will be created in accordance with a resolution of the board of directors of Olympus UK Acquisitions and will be constituted by the Loan Note Instrument executed by Olympus UK Acquisitions. The issue of the Loan Notes will be conditional on the Scheme becoming effective in accordance with its terms. Unless Olympus UK Acquisitions decides otherwise, no Loan Notes will be issued if, on or before the Election Return Time, valid elections have not been received in respect of at least £3,000,000 in aggregate nominal value of the Loan Notes. If the Loan Notes are not issued, Scheme Shareholders electing for the Loan Note Alternative will instead receive cash in accordance with the terms of the Acquisition. The maximum aggregate nominal value of Loan Notes available under the Loan Note Alternative is £100,000,000. To the extent that Scheme Shareholders validly elect to receive Loan Notes the aggregate nominal value of which exceeds such maximum amount, the entitlement of each Scheme Shareholder who so validly elects will be scaled down pro rata to the number of Scheme Shares in respect of which the Scheme Shareholder has elected for the Loan Note Alternative and each such election shall be valid only in respect of the number of Scheme Shares so scaled down. Aggregate entitlements to Loan Notes will be rounded down to the nearest £1 and the balance of any consideration will be disregarded and not paid. The Loan Note Instrument will contain provisions, amongst other things, to the effect set out below.

1. Form and status

Save as described below, the Loan Notes will be issued by Olympus UK Acquisitions in amounts and integral (whole) multiples of £1. The Loan Notes will be direct and unsubordinated obligations of Olympus UK Acquisitions and will be guaranteed by Olympus as to principal and interest. The Loan Notes will be evidenced by certificates and will be registered. The Loan Note Instrument will not contain any restrictions on borrowings, disposals or charging of assets by Olympus UK Acquisitions or any member of the Olympus Group.

2. Interest

Until such time as the Loan Notes are redeemed, repurchased or repaid in full, interest will be payable by Olympus UK Acquisitions on the principal amount of the Loan Notes (subject to any deduction or withholding required for or on account of tax). Interest shall accrue from day to day and will be calculated on the basis of a 365 day year (or a 366 day year in the case of an interest payment date falling in a leap year) and will be payable twice yearly in arrears (subject to any deduction or withholding required for or on account of tax) on 30 June and 31 December in each year or, if any such day is not a Business Day, on the subsequent Business Day (**Interest Payment Dates**) in respect of each Interest Period (as defined in the following sentence) at the rate specified in the next paragraph, except that the first payment of interest on any Loan Notes, which will be made on whichever of 30 June and 31 December first falls more than six months after the date of issue of the relevant Loan Notes, will be in respect of the period from and including the date of issue of the relevant Loan Note up to (but excluding) the first Interest Payment Date. In respect of each Loan Note, such period and each subsequent period commencing on an Interest Payment Date and ending on the date immediately preceding the next Interest Payment Date is referred to as an **Interest Period**.

The rate of interest on the Loan Notes in respect of each Interest Period will be one per cent. below six-month sterling LIBOR to be determined on the first Business Day of the relevant Interest Period (and such interest will be paid on an Interest Payment Date to Noteholders on the register at the close of business on the 10th Business Day preceding the relevant Interest Payment Date).

3. Repayment and redemption

Noteholders shall be entitled to require Olympus UK Acquisitions to repay at par, together with any accrued interest (subject to any deduction or withholding required for or on account of tax), the whole or any part of the principal amount of any Loan Notes held (being a minimum amount of £1,000 or any integral (whole) multiple thereof, subject to certain exceptions) on any Interest Payment Date (provided that the Loan Notes have been in issue for more than six months), on giving not less than 30 days' prior notice in writing to the Receiving Agent, Capita Registrars of The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, to expire on or before the relevant redemption date accompanied by the certificate(s) for all of the Loan Notes to be repaid and a notice of redemption (duly completed), provided that no such notice may be given in relation to any Loan

Note in respect of which a notice of redemption has previously been given by Olympus UK Acquisitions. If not previously redeemed, the final redemption date will be 31 December 2013. Any Loan Note outstanding on the final redemption date will be redeemed at par together with any accrued interest (subject to any deduction or withholding required for or on account of tax) on that date.

If at any time, on or after the first Interest Payment Date, the aggregate nominal amount of all Loan Notes falls below the higher of £3,000,000 and 10 per cent. of the Loan Notes issued, Olympus UK Acquisitions shall be entitled, on giving the remaining Noteholders not less than 30 days' notice in writing, to redeem all (but not some only) of the outstanding Loan Notes at par together with accrued interest (subject to any deduction or withholding required for or on account of tax) up to but excluding the date of payment.

Every Noteholder, any of whose Loan Notes are due to be redeemed under any of the provisions described in this Part 6, shall, not later than the due date for such redemption, deliver up such Loan Note certificates to the Receiving Agent or as Olympus UK Acquisitions shall direct and, if any Loan Note certificate so delivered up represents part of the principal not then due to be redeemed, Olympus UK Acquisitions may endorse such certificate with a memorandum of the date and amount paid to the holder of such Loan Note and return the same or may cancel such certificate and issue to such Noteholder a new Loan Note certificate for the balance of the principal due to him and not so redeemed. Unless and until a Loan Note certificate (or an indemnity in respect of the loss thereof in a form reasonably satisfactory to Olympus UK Acquisitions) is delivered as aforesaid, Olympus UK Acquisitions shall not be under any obligation to repay the principal payable and any accrued interest thereon.

Any amount in respect of interest on any Loan Note which remains unclaimed by the relevant Noteholder for a period of five years and any amount due in respect of principal monies upon any Loan Notes which remains unclaimed for a period of ten years by the relevant Noteholder, in each case from the date on which the relevant payment first becomes due, shall revert to Olympus UK Acquisitions and the relevant Noteholder shall cease to be entitled thereto.

4. Purchase and cancellation

Olympus UK Acquisitions (or any subsidiary undertaking thereof) may at any time falling between the date falling six months after the date of issuance of the Loan Notes and 31 December 2013 purchase any Loan Notes then in issue for more than six months at any price by tender available to all Noteholders alike (provided that no non-consenting Noteholders will be obliged to sell their Loan Notes to Olympus UK Acquisitions thereunder) by private treaty or otherwise by agreement with any Noteholder.

Any Loan Notes redeemed, repaid or purchased by Olympus UK Acquisitions in accordance with the provisions of the Loan Note Instrument will be cancelled and will not be available for re-issue or resale.

5. Repayment on default

Any Noteholder shall be entitled by notice in writing to Olympus UK Acquisitions to require all or any part (being £1,000 in nominal amount or any integral (whole) multiple thereof, subject to certain exceptions) of the Loan Notes held by him to be repaid immediately at par together with accrued and unpaid interest (subject to any deduction or withholding required for or on account of tax) upon the happening of any of the following events:

(a) Olympus UK Acquisitions fails to pay any principal or interest payable in respect of any Loan Note by the date which is 30 days after the due date for its payment; or

(b) the beneficiary of an encumbrance takes possession of, or a trustee, receiver or an administrator or similar officer is appointed, or an administration order is made in respect of, Olympus UK Acquisitions or in respect of the whole or substantially the whole of the undertaking of Olympus UK Acquisitions or any directly analogous proceedings in a relevant jurisdiction occur and such person has not been paid or such order discharged within 30 days; or

(c) an order is made or an effective resolution is passed for the winding-up or dissolution of Olympus UK Acquisitions or any directly analogous proceedings in a relevant jurisdiction occur (other

than (a) a voluntary winding-up for the purpose of amalgamation, reorganisation, merger, reconstruction or liquidation under or in connection with which a successor(s) undertake(s), or by operation of law is or will be bound by, the obligations of Olympus UK Acquisitions under the Loan Notes or (b) a member's voluntary winding-up, in each case, upon terms previously approved by an Extraordinary Resolution (as defined in paragraph 7 of this Part 6)).

Olympus UK Acquisitions shall, as soon as reasonably practicable, notify the Noteholders of the happening of any of the events referred to above.

6. Transfer

The Loan Notes are transferable in whole or in part in principal amounts or multiples of £1,000 only:

(a) to the spouse, civil partner, parent, step-parent, adoptive parent, child, step-child or adopted child of the transferor;

(b) to the trustee of a trust the beneficiaries of which include only persons falling within paragraph (a);

(c) from any person to whom the Loan Notes have previously been transferred in accordance with (a) and (b) to the relevant transferor; or

(d) in the case of the death of a Noteholder, to the survivors or survivor (and where the deceased was a joint holder, to the executors or administrators of his estate).

7. Modification

Apart from changes which, in the written opinion of Perella Weinberg (or such other financial adviser of international repute in the City of London as may be nominated by Olympus UK Acquisitions), are not prejudicial to Noteholders and are of a formal, minor or technical nature, the provisions of the Loan Note Instrument may only be modified, abrogated or compromised by Olympus UK Acquisitions with the sanction of a resolution passed by a majority of not less than 75 per cent. of the votes cast at a duly convened meeting of Noteholders (an **Extraordinary Resolution**) and with the consent of Olympus UK Acquisitions and Olympus.

8. Substitution of principal debtor

Olympus UK Acquisitions (or any previous substituted entity) may, without the consent of the Noteholders, substitute another company nominated by Olympus UK Acquisitions as the principal debtor under the Loan Note Instrument and the Loan Notes (subject to notifying the Noteholders within 21 days of executing the deed of substitution and subject to the exercise of such right not (a) resulting in the Noteholders receiving payments of interest or principal under withholding or deduction in respect of tax at a rate in excess of the rate applicable to such holder before the exercise of such right; or (b) constituting a disposal of the Loan Notes by the Noteholders for the purposes of UK taxation of chargeable gains).

9. Guarantee

Olympus will provide a continuing guarantee (as primary obligor) of the payment obligations of Olympus UK Acquisitions under the Loan Notes in respect of both principal and interest.

Payment under the guarantee is to be made within 10 Business Days of receipt by the Guarantor of a demand by a Noteholder in specified form.

10. Currency conversion

On a redemption of the Loan Notes by Olympus UK Acquisitions or any Noteholder, on 31 December 2013 or on any applicable redemption date on or after one year and a day after the date of issue of the relevant Loan Notes, any Noteholder may, by prior notice in writing to Olympus UK Acquisitions of not less than 30 days, require to be paid to the Noteholder, in lieu of and in satisfaction of the principal amount of the Loan Note to be redeemed, an amount of US Dollars equal to the amount of US Dollars that the sterling amount equal to the principal amount of the Loan Note to be redeemed could have purchased on the date 30 days before the date of such redemption at the spot rate for the purchase of US Dollars with sterling certified by Olympus UK Acquisitions as

prevailing at or about 11.00 a.m. (London time) on that day and, if such day is not a Business Day, the next following Business Day, provided that the principal amount repaid shall be no less or more than (and if it would otherwise be, shall be equal to) 99.5 per cent. or 100.5 per cent. of the amount in US Dollars that the sterling amount of the principal to be repaid could have purchased on the date of such redemption (at the spot rate on the relevant redemption date).

11. Governing law

The Loan Notes and the Loan Note Instrument will be governed by and construed in accordance with English law and the English courts shall have exclusive jurisdiction.

12. Offer restriction

The Loan Notes have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the US Securities Act or under the applicable securities laws of any state, district, territory or other jurisdiction of Australia, Canada, Japan, New Zealand or the United States. No securities registration statement in relation to the Loan Notes has been, or will be, filed with the Director of the Kanto Local Finance Bureau in Japan. No prospectus in relation to the Loan Notes has been, or will be, lodged with or registered by the Australian Securities and Investments Commission, the Japanese Ministry of Finance or the Companies Office in New Zealand. No steps have been, or will be, taken to enable the Loan Notes to be offered in compliance with the applicable securities laws of any state, district, territory or other jurisdiction of Australia, Canada, Japan, New Zealand or the United States and no regulatory clearances in respect of the Loan Notes have been, or will be, applied for in any other jurisdiction. Accordingly, the Loan Notes have not been and may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from Australia, Canada, Japan, New Zealand, the United States or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes or to, or for the account or benefit of, any Restricted Overseas Person.

PART 7: FURTHER TERMS OF THE LOAN NOTE ALTERNATIVE

1. Electing to receive the Loan Note Alternative

Scheme Shares in certificated form

To elect to receive the Loan Note Alternative in respect of some or all of your Scheme Shares held in certificated form, you must complete and return a green Loan Note Form of Election. If you have more than one holding of certificated Scheme Shares, you are requested to complete a separate Loan Note Form of Election for each holding of Scheme Shares. You must check that the details in Box A of the Loan Note Form of Election are correct (and, if your details have changed, please update where indicated). Please also fill in Box C, if appropriate. If you wish to receive Loan Notes in respect of ALL of your registered holding of Scheme Shares, you must insert the number of certificated Scheme Shares you own in Box B. Alternatively, you may also write the word "ALL" in Box B. If you only wish to elect to receive Loan Notes in respect of some (but not all) of your registered holding of Scheme Shares, you must insert the number of Scheme Shares in respect of which you wish to receive Loan Notes in Box B. If you do not insert any number in Box B, or if the number inserted in Box B exceeds the number of Scheme Shares registered in your name (but the Loan Note Form of Election is otherwise validly completed), you will be deemed to have made an election for Loan Notes in respect of all of your registered holding of Scheme Shares.

You must then (if you are an individual) sign Box D of the Loan Note Form of Election in the presence of a witness, who should also sign in accordance with the instructions printed on it. A company may affix its common seal in Box D, which should be affixed and witnessed in accordance with its articles of association or other regulations. Alternatively, a company to which section 36A of the Companies Act 1985 applies may execute the Loan Note Form of Election as a deed by two directors or one director and the company secretary signing and dating in the appropriate execution part of Box D. A company incorporated outside Great Britain may execute the Loan Note Form of Election by any person duly authorised who may sign in accordance with the laws of the territory in which the relevant company is incorporated. In all cases where a company executes the Loan Note Form of Election, the name of the company must be inserted above the signature.

A completed Loan Note Form of Election (together with your share certificate(s) and/or other document(s) of title) should be returned, signed and witnessed in accordance with the instructions printed thereon, by post or by hand (during normal business hours only) to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible but, in any event, so as to be received by the Election Return Time.

If any Loan Note Form of Election is received after the Election Return Time, or is received before such time and date but is not valid or complete in all respects as at such time and date, such election shall, for all purposes, be void and the person purporting to make such election shall not, for any purpose, be entitled to receive any Loan Notes under the Loan Note Alternative but will instead receive cash consideration pursuant to the Scheme.

Scheme Shares in uncertificated form

If your Scheme Shares are held in uncertificated form, that is through CREST, you should take (or procure to be taken) the action set out below to transfer the Scheme Shares in respect of which you wish to elect for the Loan Note Alternative to an escrow balance, using a TTE instruction specifying Capita Registrars (in its capacity as a CREST participant under Capita Registrars's participant ID referred to below) as the escrow agent, as soon as possible and, in any event, so that the TTE instruction settles no later than the Election Return Time.

If you are a CREST personal member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Scheme Shares are held. In addition, only your CREST sponsor will be able to send the TTE instruction to CRESTCo in relation to your Scheme Shares. You should send (or, if you are a CREST personal member, procure that your CREST sponsor sends) a TTE instruction to CRESTCo which must be properly authenticated in accordance with CRESTCo's

specifications and which must contain, in addition to the other information that is required for a TTE instruction to settle in CREST, the following details:

The number of Scheme Shares to be transferred to an escrow balance—which, for this purpose, is only those Scheme Shares for which you wish to receive Loan Notes as consideration.

Your member account ID.

Your participant ID.

Participant ID of the escrow agent, Capita Registrars, in its capacity as a CREST Receiving Agent. This is RA10.

Member account ID of the escrow agent. This is GYRUS.

Intended TTE Instruction settlement date. This should be as soon as possible and, in any event, not later than the Election Return Time.

The ISIN number for Gyrus Shares. This is GB0001701522.

The TTE instruction should be inputted with CREST standard delivery instruction priority of 80.

A contact name and telephone number inserted in the shared note field.

The corporate action number which will be allocated by CRESTCo and made available on screen by CRESTCo.

After settlement of the TTE instruction, you will not be able to access the Scheme Shares concerned in CREST for any transaction or for charging purposes. If the Scheme becomes effective, the escrow agent will transfer the Scheme Shares concerned to Olympus UK Acquisitions. You are recommended to refer to the CREST Manual published by CRESTCo for further information on the CREST procedures outlined above.

You should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE instruction relating to your Scheme Shares to settle prior to the Election Return Time. In this connection, you are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Please note that if you elect for the Loan Note Alternative in respect of Scheme Shares which are held in CREST and if you fail to give the TTE instruction to settle such that the TTE Instruction is received prior to the Election Return Time in accordance with the instructions set out above, your election for the Loan Note Alternative will to that extent be invalid and you will receive cash as if you had not elected for the Loan Note Alternative.

2. Overseas Persons

The availability of the Loan Notes to Overseas Persons may be affected by the laws of jurisdictions other than the UK. Overseas Persons should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Person to satisfy himself as to the full observance of the laws of the relevant jurisdictions in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

Restricted Overseas Persons may not participate in the Loan Note Alternative, will not be entitled to receive Loan Notes and will be entitled to receive only cash consideration pursuant to the Scheme.

If any Restricted Overseas Person purports to make an election, in full or in part, pursuant to the Loan Note Alternative, then such Restricted Overseas Person will be deemed to have elected to receive the cash consideration only and will only be entitled to receive the cash consideration pursuant to the Scheme.

If the issue of Loan Notes to any Scheme Shareholder would or may infringe the laws of any jurisdiction outside the UK or necessitate compliance with any registration or other special

requirement, the Scheme provides that such Loan Notes will not be issued to the relevant Scheme Shareholder.

The Loan Notes have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the Securities Act or under the applicable securities laws of any state, district, territory or other jurisdiction of Australia, Canada, Japan, New Zealand or the United States. No securities registration statement in relation to the Loan Notes has been, or will be, filed with the Director of the Kanto Local Finance Bureau in Japan. No prospectus in relation to the Loan Notes has been, or will be, lodged with or registered by the Australian Securities and Investments Commission, the Japanese Ministry of Finance or the Companies Office in New Zealand. No steps have been, or will be, taken to enable the Loan Notes to be offered in compliance with the applicable securities laws of any state, district, territory or other jurisdiction of Australia, Canada, Japan, New Zealand or the United States and no regulatory clearances in respect of the Loan Notes have been, or will be, applied for in any other jurisdiction. Accordingly, the Loan Notes have not been and may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from Australia, Canada, Japan, New Zealand, the United States or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes or to, or for the account or benefit of, any Restricted Overseas Person.

Overseas Persons should inform themselves about and observe any applicable legal or regulatory requirements. If you are in any doubt about your position, you should consult your appropriately qualified professional adviser in the relevant territory.

3. Other terms relating to the Loan Note Alternative

(a) Each Scheme Shareholder by whom, or on whose behalf, a Loan Note Form of Election is, in due course, executed and lodged by post or by hand (during normal business hours) with the Receiving Agent, Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, irrevocably undertakes, represents, warrants and agrees (so as to bind the Scheme Shareholder, its heirs, successors and assigns) to and with Olympus UK Acquisitions and the Receiving Agent to the effect that the execution of the Loan Note Form of Election shall, conditionally on (and with effect from) the Scheme becoming effective, constitute:

(i) an irrevocable authority pursuant to which Olympus UK Acquisitions shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of Gyrus or any class of its shareholders) attaching to such Loan Note Elected Shares;

(ii) an authority to Gyrus from such Scheme Shareholder to send any notice, warrant, document or other communication issued after the Effective Date which may be required to be sent to the Scheme Shareholder as a member of Gyrus (including any share certificate(s) or other document(s) of title issued as a result of conversion of such Loan Note Elected Shares into certificated form) to Olympus UK Acquisitions c/o Capita Registrars of The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU;

(iii) an authority to Olympus UK Acquisitions or any director of Olympus UK Acquisitions to sign any instrument of transfer and/or any consent to short notice on behalf of such Scheme Shareholder in respect of, and/or to attend and/or execute a form of proxy in respect of, such Loan Note Elected Shares (and/or, where appropriate, any appointment pursuant to section 323 of the Companies Act 2006) appointing any person nominated by Olympus UK Acquisitions to attend general meetings and separate class meetings of Gyrus or its members (or any of them) (and any adjournment thereof) and further to exercise or refrain from exercising the votes attaching to such Loan Note Elected Shares on behalf of such Scheme Shareholder; and

(iv) the agreement of such Scheme Shareholder not to exercise any of such rights without the consent of Olympus UK Acquisitions and the irrevocable undertaking of such Scheme Shareholder not to appoint a proxy or corporate representative to attend, and not himself to attend, any such general meeting or separate class meeting.

(b) Without prejudice to any other provisions of this Part 7, Olympus UK Acquisitions reserves the right (subject to the terms of the Acquisition and the provisions of the City Code) to treat as valid in whole or in part any election for the Loan Note Alternative which is not entirely in order. In

that event, no Loan Notes will be issued in respect of such election under the Loan Note Alternative until after the relevant document(s) or indemnity satisfactory to Olympus UK Acquisitions have been received.

(c) The Loan Note Form of Election and all elections thereunder, all action taken or made or deemed to be taken or made pursuant to any of these terms, and the relationship between a Scheme Shareholder and Olympus UK Acquisitions or the Receiving Agent shall be governed by and interpreted in accordance with English law.

(d) Execution of a Loan Note Form of Election by or on behalf of a Scheme Shareholder will constitute his/her agreement that the courts of England are (subject to paragraph 3(e) below) to have exclusive jurisdiction to settle any dispute which may arise in connection with the creation, validity, effect, interpretation or performance of the legal relationships established by the Loan Note Form of Election or otherwise arising in connection with the Acquisition and the Loan Note Form of Election, and for such purposes that he/she irrevocably submits to the jurisdiction of the courts of England.

(e) Execution of the Loan Note Form of Election by or on behalf of a Scheme Shareholder will constitute his/her agreement that the agreement in paragraph 3(d) above is included for the benefit of Olympus UK Acquisitions, the Receiving Agent and/or its or their respective agents and accordingly, notwithstanding the exclusive agreement in paragraph 3(d) above, each of Olympus UK Acquisitions, the Receiving Agent and/or its or their respective sole agents shall retain the right to, and may in its absolute discretion, bring proceedings in the courts of any other country which may have jurisdiction and that the electing shareholder irrevocably submits to the jurisdiction of the courts of any such country.

(f) All powers of attorney, appointments as agent and authorities on the terms conferred by or referred to in this document or in the Loan Note Form of Election are given by way of security for the performance of the obligations of the Scheme Shareholder concerned and are irrevocable (in respect of powers of attorney in accordance with section 4 of the UK Powers of Attorney Act 1971) except as required by law or as determined by the Panel in accordance with the City Code.

(g) No acknowledgement of receipt of any Loan Note Form of Election, communication, notice, share certificate(s) and/or other document(s) of title will be given by or on behalf of Olympus UK Acquisitions.

(h) All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from any Scheme Shareholders (or their designated agents) will be delivered by or sent to or from them (or their designated agents) at their own risk. No such document shall be sent to an address in Australia, Canada, Japan, New Zealand or the United States.

(i) Olympus UK Acquisitions and/or its agents reserve the right to notify any matter to all or any Scheme Shareholder(s) with (i) registered addresses outside the UK or (ii) whom Olympus UK Acquisitions and/or its agents know to be nominees, trustees or custodians for such Scheme Shareholder(s) with registered addresses outside the UK by announcement in the UK or paid advertisement in any daily newspaper published and circulated in the UK or any part thereof, in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any such shareholders to receive or see such notice. All references in this document to notice in writing, or the provision of information in writing, by or on behalf of Olympus UK Acquisitions and/or its agents shall be construed accordingly.

(j) The Company may, at any time prior to the Election Return Time, cancel or withdraw any election made for the Loan Note Alternative at the request of any Scheme Shareholder who has validly elected for the Loan Note Alternative. Consequently, if any election for the Loan Note Alternative is so cancelled or withdrawn, the Receiving Agent will (in relation to the Scheme Shares in respect of which any such election has been made) (i) as soon as practicable after the date on which the Company notifies the Receiving Agent that any such election for the Loan Note Alternative has been cancelled or withdrawn (and, in any event, within 14 days of such notification), return share certificates and/or other documents of title relating to such Scheme Shares by post (or other such method as may be approved by the Panel); and (ii) immediately after the Company notifies the Receiving Agent that any such election for the Loan Note Alternative has been cancelled or withdrawn, give transfer from escrow instructions to CRESTCo to transfer all such Scheme Shares which are held in escrow balances and in relation

to which it is the escrow agent for the purposes of the Scheme to the original stock accounts of the holders of Scheme Shares concerned. All documents sent to holders of Scheme Shares or their appointed agents in these circumstances will be sent at their own risk.

(k) Where a Scheme Shareholder holds Scheme Shares in certificated form, and the Scheme does not become effective in accordance with its terms, all documents of title lodged pursuant to the Scheme will be returned by post as soon as practicable (and, in any event, within 14 days of the Scheme lapsing) at the risk of the relevant Scheme Shareholders. If a Scheme Shareholder holds its Scheme Shares in uncertificated form, and the Scheme does not become effective in accordance with its terms, the Receiving Agent as the escrow agent will transfer back to the Scheme Shareholder all of its Scheme Shares that were transferred to the escrow balance.

(l) Neither Olympus UK Acquisitions nor any of its respective advisers nor any person acting on its behalf shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of elections under the Loan Note Alternative on any of the bases set out in Part 6 and Part 7 of this document or otherwise in connection therewith.

1. UK taxation

The following paragraphs, which are intended as a general guide only, are based on current UK law and what is understood to be current HM Revenue & Customs (HMRC) practice, both of which are subject to change, possibly with retrospective effect. In particular, tax legislation (including in respect of UK Capital Gains Tax) is scheduled to change from 6 April 2008, although the detail of such changes is not available at the date of this document. This section summarises certain limited aspects of the current UK taxation treatment of the Scheme for Scheme Shareholders, and does not purport to be a complete analysis of all tax considerations relating to the Acquisition. The following paragraphs do not constitute tax advice and relate only to the position of Scheme Shareholders who are resident or, in the case of individuals, ordinarily resident in the UK for taxation purposes, who hold their Scheme Shares as an investment (other than under a personal equity plan or an individual savings account), who are the absolute beneficial owners of their Scheme Shares, and who have not (and are not deemed to have) acquired their Scheme Shares by virtue of an office or employment. Each Scheme Shareholder should consult an appropriate independent professional tax adviser regarding the tax consequences of the Scheme in their own particular circumstances. The following paragraphs do not consider the UK taxation consequences should Olympus UK Acquisitions elect to implement the Acquisition by way of a takeover offer. Such consequences would be set out in a separate offer document.

Special tax provisions may apply to Gyrus Shareholders who have acquired or who acquire their Gyrus Shares on the exercise of options/vesting of awards granted under the Gyrus Employee Share Schemes or the Gyrus Non-Employee Plan. The UK tax treatment of such Gyrus Shareholders will be summarised in separate communications to such Gyrus Shareholders, but such Gyrus Shareholders who are in any doubt as to their taxation position should consult an independent professional tax adviser.

1.1 Taxation of chargeable gains

Liability to UK taxation of chargeable gains will depend on a Scheme Shareholder's individual circumstances and on the form of consideration received.

(a) Cash

(i) The receipt by a Scheme Shareholder of cash consideration payable under the terms of the Scheme will constitute a disposal or part disposal of his Scheme Shares for the purposes of UK taxation of chargeable gains which may, depending on the Scheme Shareholder's individual circumstances (including the availability of exemptions, reliefs and allowable losses and the base cost in his Scheme Shares), give rise to a liability to UK taxation of chargeable gains or an allowable loss.

(ii) If the disposal or part disposal arises in the period up to and including 5 April 2008, there are various reliefs for shareholders which could apply to reduce any gain which arises, including:

(A) for individual Scheme Shareholders, taper relief may apply to reduce the amount of any chargeable gain arising on the disposal of the Scheme Shares that is chargeable to UK capital gains tax, depending on, amongst other things, the period for which the Scheme Shares have been held (it should be noted that the UK Government has signalled an intention to abolish taper relief in relation to disposals made on or after 6 April 2008) – see further paragraph 1.3(b) below;

(B) for individual Scheme Shareholders who acquired their Scheme Shares prior to April 1998, an indexation allowance may apply for the period prior to April 1998 but not in respect of any period thereafter;

(C) for individual Scheme Shareholders, the annual exemption from UK capital gains tax for gains up to such Shareholders' annual exempt amount, which for the tax year 2007/08 is £9,200; and

(D) for Scheme Shareholders within the charge to UK corporation tax, an indexation allowance may apply in respect of their full period of ownership of Scheme Shares to reduce any chargeable gain arising on the disposal of the Scheme Shares.

(b) Loan Note Alternative

(i) The tax treatment of Scheme Shareholders who receive Loan Notes under the Loan Note Alternative will depend on whether the relevant Scheme Shareholder is an individual or is within the charge to UK corporation tax.

(ii) For individual Scheme Shareholders, the Loan Notes should not be "qualifying corporate bonds" within the meaning of section 117 of the UK Taxation of Chargeable Gains Act 1992 (**TCGA**). Accordingly, any gain or loss which would otherwise have arisen on a disposal of the Scheme Shares exchanged for Loan Notes should be treated for UK tax purposes as "rolled over" into the Loan Notes and the Loan Notes should be treated for UK tax purposes as the same asset as the Scheme Shares, acquired at the same time and for the same consideration as the Scheme Shares were acquired (under the provisions of section 135 of TCGA).

(iii) For Scheme Shareholders who are within the charge to UK corporation tax, the Loan Notes will constitute "qualifying corporate bonds" within the meaning of section 117 of TCGA. Any chargeable gain or allowable loss which would accrue if the Scheme Shares were disposed of for their market value at the date of the exchange will be "held over" and treated as arising only on a subsequent disposal of the Loan Notes. Indexation allowance will cease to accrue from the date of the exchange.

(iv) In the case of Scheme Shareholders who alone or together with connected persons own more than 5 per cent. of any class of the shares in or debentures of the Company, it is a condition for the treatments set out in paragraphs 1.1(b)(ii) and (iii) above to apply that the Scheme has been effected for bona fide commercial arrangements and will not be part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. Any such Scheme Shareholders are advised that a clearance has been sought by the Company from HMRC under section 138 of TCGA in respect of the Scheme. Neither the Scheme nor the Loan Note Alternative is conditional on such clearance being obtained.

1.2 UK taxation of interest on Loan Notes

(a) Olympus UK Acquisitions will be entitled to deduct or withhold from any payment of interest or principal on the Loan Notes any amount for or on account of any present or future tax required by law to be deducted or withheld therefrom. Interest on the Loan Notes will be paid after deduction of United Kingdom income tax at the savings rate (currently 20 per cent.) unless:

(i) Olympus UK Acquisitions has been directed by HMRC, in respect of a particular holding of Loan Notes, to make the payment free (or subject to a reduced rate) of such deduction by virtue of relief under the provisions of an applicable double taxation treaty. Such direction will only be made following an application in the appropriate manner to the relevant tax authority by the Noteholder; or

(ii) the Noteholder can prove to the satisfaction of Olympus UK Acquisitions that one of the conditions specified in section 930 of the Income Tax Act 2007 is or will be satisfied in relation to payments of interest made to the Noteholder.

(b) A Noteholder who is an individual shareholder should note that the gross amount of the interest on the Loan Notes will form part of the Noteholder's income for UK tax purposes, credit being allowed for any tax deducted or withheld at source in respect of such interest. Any Noteholder who does not currently receive notice from HMRC requiring them to submit a tax return is advised that they will need to notify HMRC that they have acquired a source of investment income.

(c) A Noteholder who is within the charge to UK corporation tax will generally be subject to tax as income on all profits and gains from, and fluctuations in the value of, the Loan Notes (including interest) broadly in accordance with their statutory treatment.

(d) Any paying agent or other person in the UK through whom interest on the Loan Notes is paid to, or by whom interest on the Loan Notes is received on behalf of, an individual (whether resident in the UK or elsewhere) may be required to provide information in relation to the payment and

the individual concerned to HMRC. HMRC may in certain circumstances communicate such information to the tax authorities of other jurisdictions.

1.3 Disposal, redemption or repayment of Loan Notes

Individuals

(a) A disposal, redemption or repayment of Loan Notes held by an individual Noteholder may give rise to a liability to UK taxation on capital gains depending upon the Noteholder's individual circumstances. Any chargeable gain or allowable loss should be computed by reference to the acquisition cost of the Scheme Shares which were exchanged for the Loan Notes (see paragraph 1.1(b)(ii) above). If the disposal is made prior to 6 April 2008, there are various reliefs which may be available to reduce the chargeable gain. These include any indexation allowance accruing in respect of such acquisition cost until April 1998 (except to the extent that indexation allowance would create a loss) and, depending on the individual's particular circumstances, taper relief thereafter according to the number of complete qualifying years during which the Loan Notes and the Scheme Shares for which they were exchanged have been held by the individual.

Capital Gains Tax Reform

(b) In the Pre-Budget Report (on 9 October 2007), the Government announced significant proposed changes to the capital gains tax regime. It was announced that legislation is to be enacted in the Finance Act 2008 under which capital gains tax payers will cease to be entitled to indexation or taper relief and will be subject to a single rate of charge to capital gains tax at 18 per cent. (for the 2008/2009 tax year), in relation to disposals of capital assets after 5 April 2008. It is proposed that the annual exemption will remain. Holders of Loan Notes who are UK tax resident or ordinarily resident individuals will therefore not benefit from taper relief and may be subject to a different rate of tax if they dispose of their Loan Notes after 5 April 2008.

Corporate Noteholders

(c) A disposal, redemption or repayment of Loan Notes by a Noteholder within the charge to UK corporation tax should not be subject to corporation tax on chargeable gains of itself, but the disposal, redemption or repayment of the Loan Notes by such Noteholders will generally bring any "held over" chargeable gain accrued in respect of the Scheme Shares exchanged for the Loan Notes (as explained in paragraph 1.1(b)(iii) above) into the charge to corporation tax. A Noteholder within the charge to corporation tax will over the period that they hold the Loan Notes generally be required to bring into account for tax purposes, for each relevant accounting period, such amounts as represent for that accounting period, all profits, gains and losses (including interest) in respect of the Loan Notes as are recognised in determining the Noteholder's profit or loss for that period in accordance with generally accepted accounting practice.

1.4 Stamp duty and stamp duty reserve tax

No UK stamp duty or stamp duty reserve tax will generally be payable by Scheme Shareholders as a result of the Scheme or by a Noteholder on a disposal of Loan Notes.

2. Certain US federal income tax considerations

The following discussion is a summary, based on current law, of certain US federal income tax considerations for US Scheme Shareholders (as defined below) that receive cash as consideration for their Scheme Shares. This summary is not a comprehensive description of all tax considerations that may be relevant to a particular holder. It does not address the consequences of electing for the Loan Note Alternative. It addresses only US Scheme Shareholders who hold Scheme Shares as capital assets and use the US Dollar as their functional currency. It does not address the tax treatment of US Scheme Shareholders subject to special rules, such as banks, dealers, traders in securities that mark-to-market, insurance companies, tax-exempt entities, regulated investment companies, persons that at any time have held ten per cent. or more of the share capital of Gyrus, persons holding Scheme Shares as part of a hedging, straddle, conversion, integrated, constructive sale or constructive ownership transaction, persons whose Scheme Shares were received in connection with the

performance of services or persons subject to the alternative minimum tax. This summary does not address US state and local tax considerations.

This summary does not consider the US tax implications should Olympus UK Acquisitions elect to implement the Acquisition by way of a takeover offer. Such considerations would be summarised in a separate offer document.

THE FOLLOWING STATEMENTS ABOUT US FEDERAL TAX CONSIDERATIONS ARE MADE TO SUPPORT MARKETING OF THE SCHEME. NO TAXPAYER CAN RELY ON THEM TO AVOID US FEDERAL TAX PENALTIES. EACH HOLDER OF SCHEME SHARES SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT UNDER ITS OWN PARTICULAR CIRCUMSTANCES OF THE SCHEME.

For purposes of this summary, a **US Scheme Shareholder** is a beneficial owner of Scheme Shares that is for US federal income tax purposes, (i) a citizen or individual resident of the United States; (ii) a corporation, or other business entity treated as a corporation, created or organised in or under the laws of the United States; (iii) an estate the income of which is subject to US federal income taxation regardless of its source; or (iv) a trust, if (a) a court within the United States is able to exercise primary supervision over its administration and (b) one or more US persons have the authority to control all of the substantial decisions of such trust.

The US federal income tax treatment of a partner in a partnership that holds Scheme Shares will depend on the status of the partner and the activities of the partnership. Partnerships should consult their tax advisors concerning the US federal income tax consequences to their partners of participating in the Scheme.

This summary is based upon current US federal income tax law, including the US Internal Revenue Code of 1986 (the **Code**), its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change, possibly with retroactive effect.

This discussion assumes that Gyrus is not, and never has been, a passive foreign investment company (**PFIC**) for US federal income tax purposes. The Company believes it is not currently a PFIC and has no knowledge that it ever was a PFIC, although it has not determined its PFIC status for prior years. A foreign corporation is a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable "look through rules", either (i) at least 75 per cent. of its gross income is "passive income" or (ii) at least 50 per cent. of the average value of its assets are held for the production of passive income. If it were determined that Gyrus is or has been a PFIC, the US federal income tax consequences of the Scheme generally would be materially less favourable to US Scheme Shareholders than those described below.

2.1 Disposition of Scheme Shares

A US Scheme Shareholder generally will recognise capital gain or loss on the disposition of Scheme Shares equal to the difference between the US Scheme Shareholder's adjusted tax basis and the amount realised. A US Scheme Shareholder's adjusted tax basis in the Scheme Shares generally will be the US Dollar value of the amount paid to purchase the Scheme Shares. The amount realised will be the US Dollar value of the Pounds received by the US Scheme Shareholder. Gain or loss generally will be long-term capital gain or loss if, at the time of disposition, the US Scheme Shareholder has held the Scheme Shares for more than one year. US Scheme Shareholders who are individuals, trusts or estates may be entitled to a preferential tax rate on long-term capital gains. Deductions for capital losses are subject to limitations. Any gain or loss realised on disposition of Scheme Shares generally will be treated as arising from US sources.

The date for determining the US Dollar value of the Pounds received depends on whether special rules for sales of securities traded on an established securities market apply. Although it is believed that the Scheme Shares currently are traded on such markets, the rules might not apply here because an exchange pursuant to the Scheme is not a transaction on those markets. If the special rules apply, cash method and electing accrual method US Scheme Shareholders would value the Pounds received as of the settlement date. If the rules do not apply (and in the case of non-electing accrual method US Scheme Shareholders even if they do apply), all US Scheme Shareholders would value the Pounds received as of the Effective Date and would recognise US source foreign currency gain or loss (taxable as ordinary income or loss) on the settlement date equal to any difference between the US Dollar

value of the amount received based on the exchange rates on the Effective Date and the settlement date.

A US Scheme Shareholder will have a tax basis in the Pounds received by such shareholder on disposition of Scheme Shares equal to the US Dollar amount received on the settlement date. Any gain or loss on a subsequent conversion or disposition of those Pounds generally will be US source ordinary gain or loss.

2.2 Information reporting and back-up withholding

Proceeds from the disposition of Scheme Shares within the United States or through certain US-related financial intermediaries may be reported to the Internal Revenue Service (the **IRS**) unless the US Scheme Shareholder is a corporation or otherwise establishes a basis for exemption. Back-up withholding tax may apply to amounts subject to reporting if the US Scheme Shareholder fails to provide an accurate taxpayer identification number, is notified by the IRS that it has failed to report all interest and dividends required to be shown on its federal income tax returns or otherwise fails to establish a basis for exemption. A US Scheme Shareholder can claim a credit against US federal income tax liability for amounts withheld under the back-up withholding rules, and it can claim a refund of amounts in excess of its liability by providing the required information to the IRS. Prospective investors should consult their tax advisors as to their qualification for exemption from back-up withholding, the procedure for establishing an exemption and whether they need to provide their broker with an IRS Form W-8 or Form W-9.

3. EU savings directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State.

PART 9: ADDITIONAL INFORMATION

1. Responsibility statements

(a) The Directors, whose names are set out in paragraph 2(a) of this Part 9, accept responsibility for the information contained in this document other than information for which responsibility is taken by others pursuant to paragraph 1(b) of this Part 9. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The directors of Olympus and Olympus UK Acquisitions, whose names are set out in paragraphs 2(c) and 2(e) of this Part 9, accept responsibility for the information contained in this document relating to Olympus and Olympus UK Acquisitions and, the directors of Olympus UK Acquisitions (including the members of their respective immediate families, related trusts and persons whose interests in shares the director is taken to be interested in (pursuant to Part 22 of the Companies Act 2006)). To the best of the knowledge and belief of the directors of Olympus UK Acquisitions (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors of Gyrus, Olympus and Olympus UK Acquisitions

(a) The Directors and their respective functions are:

Name	Position held
Brian Steer	Chairman
Roy Davis	Chief Executive Officer
Simon Shaw	Chief Financial Officer
Charles Cummings	Non-executive Director
Michael Garner	Non-executive Deputy Chairman
Katherine Innes Ker	Non-executive Director
Keith Krzywicki	Non-executive Director
John Rennocks	Non-executive Director

(b) Gyrus, whose registered number is 3234242, has its registered office at Fortran Road, St Mellons, Cardiff CF3 0LT.

(c) The directors of Olympus and their respective functions are:

Name	Position held
Tsuyoshi Kikukawa	Representative Director/President
Atsushi Yusa	Director
Masaaki Terada	Director/Senior Executive Managing Officer
Masaharu Okubo	Director/Senior Executive Managing Officer
Hideo Yamada	Director/Senior Executive Managing Officer
Hiroyuki Furihata	Director/Executive Managing Officer
Kazuhisa Yanagisawa	Director/Executive Managing Officer
Haruhito Morishima	Director/Executive Managing Officer
Masataka Suzuki	Director/Executive Managing Officer
Shuichi Takayama	Director/Executive Managing Officer
Takashi Tsukaya	Director/Executive Managing Officer
Tatsuo Nagasaki	Director/Executive Officer
Hisashi Mori	Director/Executive Officer
Robert A. Mundell	Outside Director
Rikiya Fujita	Outside Director

(d) Olympus Corporation, incorporated in Japan, has its registered address at 43-2 Hatagaya 2-chome, Shibuya-Ku, Tokyo 151-0072.

(e) The directors of Olympus UK Acquisitions are:

Name	Position held
Tsuyoshi Kikukawa	Director
Hisashi Mori	Director
Hironobu Kawamata	Director
Akihiro Nambu	Director

(f) Olympus UK Acquisitions, whose registered number is 6388810, has its registered office at One South Place, London EC2M 2WG.

3. Market quotations

Set out below are the Closing Prices of Gyrus Shares on:

(a) the first business day of each of the six months immediately prior to the date of this document;

(b) 16 November 2007 (being the last Business Day before the commencement of the Offer Period); and

(c) 13 December 2007 (being the last practicable date before the publication of this document).

Date	Closing Price of Gyrus Shares (pence)
1 June 2007	501.00
2 July 2007	474.00
1 August 2007	436.00
3 September 2007	441.75
1 October 2007	380.25
1 November 2007	429.00
16 November 2007	400.00
13 December 2007	586.00

4. The Gyrus Non-Employee Plan

The Gyrus Non-Employee Plan is designed to enable Gyrus to grant share options, within strict guidelines, to independent salespeople, consultants and members of the scientific advisory panel. The option price of such options is the market price on the day preceding grant. All grants to independent salespeople have sales-related performance conditions.

As at 13 December 2007 (being the last practicable date prior to publication of this document), options over 80,000 Shares were outstanding under the Gyrus Non-Employee Plan.

Options granted under this plan are currently exercisable and will continue to be exercisable for a period of six months from the date participants are notified of the Scheme, conditional on the Scheme becoming effective save that the Remuneration Committee may determine that options will cease to be exercisable at the end of any period of not less than 30 days after the Scheme becomes effective. Options which have not been exercised before the end of the relevant period will cease.

Any options/awards granted under the Gyrus Non-Employee Plan that are exercised will be treated in the same way as options/awards granted under the Gyrus Employee Share Schemes, as described in the section headed "Introduction" in paragraph 5 below.

5. Gyrus Employee Share Schemes

Introduction

Gyrus operates the following employee share plans: the Gyrus 1997 Approved Share Option Plan, the Gyrus 1997 Unapproved Share Option Plan, the Gyrus Group PLC Savings-Related Share Option Scheme, the Gyrus 2005 Long-Term Incentive Plan, the Gyrus Group PLC US Employee Stock Purchase Plan and the Gyrus Group PLC US Stock Option Plan.

Any options/awards granted under the Gyrus Employee Share Schemes that are exercised or vest as a result of the Court sanction of the Scheme will be satisfied by the issue of new Shares. Participants

under the Gyrus Employee Share Schemes who acquire Shares before the Scheme Record Time will participate in the Scheme on the same basis as the other Scheme Shareholders. Any Shares issued to participants after the Scheme Record Time will not be bound by the Scheme but will be subject to an amendment to Gyrus's articles of association which is being proposed at the EGM, and which is set out in the notice of the EGM at the end of this document. The effect of this proposed amendment is that those Shares will be transferred to Olympus UK Acquisitions in consideration of the payment by Olympus UK Acquisitions of such cash amounts as each participant would have been entitled to had those Shares been Scheme Shares. Participants under each of the Gyrus Employee Share Schemes and the Gyrus Non-Employee Plan will be sent further details of the impact of the Scheme on their outstanding options/awards and of any proposals being made in respect of their options/awards. Such proposals may include a cashless exercise facility such that the exercise price of options can be funded out of the consideration payable by Olympus UK Acquisitions for the Shares acquired on the exercise of options.

The Gyrus 1997 Approved Share Option Plan and the Gyrus 1997 Unapproved Share Option Plan (together, the 1997 Plans)

As at 13 December 2007 (being the last practicable date prior to publication of this document), options over 734,465 Shares were outstanding under the 1997 Schemes.

Outstanding options under the 1997 Plans have, since November 2001, been granted subject to performance conditions. Options can be exercised, subject to the satisfaction or waiver of any performance conditions, for the period of six months from the date the Court sanctions the Scheme, and will lapse, if unexercised, on the expiry of this period. The Remuneration Committee has determined that, as at the date of this document, the performance conditions applicable to outstanding options under the 1997 Plans have been met or waived.

The Gyrus Group PLC Saving-Related Share Option Scheme (the SAYE Scheme)

As at 13 December 2007 (being the last practicable date prior to publication of this document), options over 84,266 Shares were outstanding under the SAYE Scheme.

Optionholders will be notified of the Scheme at the same time as the Scheme Document is sent to Shareholders and will be entitled to exercise their options within the period of six months from the date the Court sanctions the Scheme or, if earlier, within six months of the bonus date on which optionholders will be entitled to a bonus under their respective savings contracts and will lapse, if unexercised, at the end of the respective period. Options can be exercised, to the extent possible, with the amount repaid under optionholders' related savings contracts. Options are currently exercisable in respect of the savings contracts that matured on 1 December 2007 and will lapse, if unexercised, on 1 June 2008.

The Gyrus 2005 Long-Term Incentive Plan (the LTIP)

As at 13 December 2007 (being the last practicable date prior to publication of this document), awards over 3,122,980 Shares were outstanding under the LTIP.

Awards were also granted to LTIP participants subject to a performance condition, which was based on the earnings per share of Gyrus over a fixed three year period, beginning on the first day of the financial year in which awards were granted. Under the rules of the LTIP, the Remuneration Committee has the discretion to alter the performance condition in certain circumstances. In accordance with the relevant provision in the rules, the Remuneration Committee has exercised its discretion, with the agreement of Olympus UK Acquisitions, to replace the EPS performance condition with a performance condition measured by reference to the total returns to shareholders. The Remuneration Committee has, with the agreement of Olympus, determined that it expects this altered performance condition to be satisfied on the date that awards are due to vest as a result of the Scheme, which will be the date that Gyrus notifies award holders of the Court sanction of the Scheme. The Remuneration Committee has also decided to exercise its discretion under the rules of the LTIP not to apply a time pro-rata reduction on the number of Shares subject to the awards, and accordingly awards will vest in full as a result of the Court sanction of the Scheme.

The Gyrus Group PLC US Employee Stock Purchase Plan (the ESPP)

As at 13 December 2007 (being the last practicable date prior to publication of this document), options over approximately 32,549 Shares were outstanding under the ESPP.

Gyrus is currently in an offering period under the ESPP which is due to end on 25 April 2008. Options granted in connection with that offering period will be capable of being exercised using participants' total payroll deductions made in respect of that offering period. This is because the ESPP rules provide that following the Scheme, options will continue to be exercisable at any time before the date falling six months after the date on which Gyrus notifies participants of the Scheme and the Court sanction of the Scheme.

The approximate number of Shares outstanding under the ESPP as at 13 December 2007 has been calculated by taking participants' US dollar payroll deductions up to and including 13 December 2007, converting to Pounds Sterling at the exchange rate specified in paragraph 12, and dividing by the exercise price of the options being, for the purposes of this calculation only and for no other purpose, a 15 per cent. discount on the consideration under the Scheme of 630 pence per Share. Should the Scheme not become effective, the exercise price of the options would be calculated in accordance with the plan rules.

The Gyrus Group PLC US Stock Option Plan (the US Option Plan)

The US Option Plan allows employees of Gyrus's US subsidiaries to be granted options which benefit from favourable tax treatment in the US, as well as ordinary share options. The exercise price of all options which benefit from favorable US tax treatment is the market price on the day preceding grant.

As at 13 December 2007 (being the last practicable date prior to publication of this document), options over 512,503 Shares were outstanding under the US Option Plan.

Options granted under the US Plan are currently exercisable and will continue to be exercisable for the period of six months from the date participants are notified of the Scheme, conditional on the Scheme becoming effective, save that the Remuneration Committee may determine that options will cease to be exercisable at the end of a period of not less than 30 days after the Scheme becomes effective. Options which have not been exercised before the end of the relevant period will lapse.

6. Shareholdings and dealings

For the purposes of this section, **disclosure period** means the period commencing on 19 November 2006 (being the date twelve months prior to the commencement of the Offer Period) and ending on 13 December 2007 (being the latest practicable date prior to publication of this document).

Gyrus parties

As at the close of business on the last day of the disclosure period, the interests of the Directors, and (so far as the Directors are aware, having made due and careful enquiry) persons whose interests in shares the Directors are taken to be interested in (pursuant to Part 22 of the Companies Act 2006), all of which are beneficial unless otherwise stated, in the issued share capital of the Company (as have been notified or are required to be notified to the Company pursuant to rule 3 of the Disclosure and Transparency Rules), were as follows.

Name	Number of Gyrus Shares
Brian Steer	582,865
Roy Davis	7,896
Simon Shaw	21,800
Charles Cummings	5,500
Michael Garner	20,010
Katherine Innes Ker	0
Keith Krzywicki	8,000
John Rennocks	5,000

In addition to their beneficial interests noted above, as at the close of business on the last day of the disclosure period, the following options and awards over Gyrus Shares have been granted to the Directors and are outstanding under the Gyrus Employee Share Schemes:

Name	Scheme	Grant date	Vesting date	Number of Gyrus Shares the subject of award/under option	Exercise Price (pence)
Brian Steer	*Share options*				
	1997 Unapproved Plan	16/10/03	16/10/06	58,481	197.5
	LTIP	01/06/05	01/06/08	39,690	0
	LTIP	21/07/05	21/07/08	363,636	0
	LTIP	26/05/06	26/05/09	30,000	0
	LTIP	10/05/07	10/05/10	15,000	0
				506,807	
Roy Davis	*Share options*				
	1997 Approved Plan	16/10/03	16/10/06	15,189	197.5
	1997 Unapproved Plan	16/10/03	16/10/06	121,519	197.5
	1997 Unapproved Plan	25/10/04	25/10/07	78,975	240.0
	LTIP	01/06/05	01/06/08	29,160	0
	LTIP	21/07/05	21/07/08	272,727	0
	LTIP	26/05/06	26/05/09	20,000	0
	LTIP	10/05/07	10/05/10	40,000	0
	SAYE	01/12/04	01/12/07	2,190	173.0
	SAYE	01/12/05	01/12/08	1,411	255.0
				581,171	
Simon Shaw. . . .	*Share options*				
	1997 Approved Plan	16/10/03	16/10/06	3,342	197.5
	1997 Unapproved Plan	16/10/03	16/10/06	23,392	197.5
	1997 Unapproved Plan	25/10/04	25/10/07	69,533	240.0
	LTIP	01/06/05	01/06/08	25,643	0
	LTIP	21/07/05	21/07/08	272,727	0
	LTIP	26/05/06	26/05/09	20,000	0
	LTIP	10/05/07	10/05/10	40,000	0
	SAYE	01/12/04	01/12/09	5,207	173.0
				459,844	

During the disclosure period, the following dealings for value by Directors, and those persons whose interests in shares the Directors are taken to be interested in (pursuant to Part 22 of the Companies Act 2006), in relevant securities of Gyrus were effected:

Name	Date	Nature of transaction	Number of Gyrus Shares	Price per Gyrus Share (pence)
Brian Steer . .	17/09/07	Purchase	10,000	Between 385.5 and 386.5
	05/06/07	Exercise of share options	586,066	Exercise price of 240.3
	05/06/07	Sale	586,066	483.6
Roy Davis . . .	17/09/07	Purchase	3,896	Between 385.5 and 386.5
Simon Shaw. .	17/09/07	Purchase	3,800	Between 385.5 and 386.5
	05/06/07	Exercise of share options	94,784	Exercise price of 197.5
	05/06/07	Sale	94,784	483.6

As at the close of business on the last day of the disclosure period, (i) there were no options over unissued Gyrus Shares other than those granted pursuant to the Gyrus Employee Share Schemes and the Gyrus Non-Employee Plan, (ii) no relevant securities of Gyrus were owned or controlled by any pension fund of Gyrus or of an associate of Gyrus, (iii) no employee benefit trust of Gyrus owned or controlled interests in relevant securities of Gyrus and (iv) no connected advisers to Gyrus (excluding

exempt principal traders and exempt fund managers) owned or controlled interests in relevant securities of Gyrus.

Olympus parties

As at the close of business on the last day of the disclosure period, Olympus UK Acquisitions was interested in 29,694,009 relevant securities of Gyrus.

During the disclosure period, the following dealings for value in relevant securities of Gyrus by Olympus UK Acquisitions (aggregated by price) were effected.

Date	Nature of transaction	Number of Gyrus Shares	Price per Gyrus Share (pence)
19 November 2007	PURCHASE	25,438,459	630.00
19 November 2007	PURCHASE	500,000	627.00
19 November 2007	PURCHASE	2,864,907	625.00
19 November 2007	PURCHASE	36,812	620.00
19 November 2007	PURCHASE	21,270	619.50
19 November 2007	PURCHASE	55,300	618.50
19 November 2007	PURCHASE	1,002	617.50
19 November 2007	PURCHASE	460,208	617.00
19 November 2007	PURCHASE	7,461	616.50
19 November 2007	PURCHASE	99,910	616.00
19 November 2007	PURCHASE	26,612	615.50
19 November 2007	PURCHASE	90	615.00
19 November 2007	PURCHASE	181,978	612.00

Olympus UK Acquisitions has not sold any relevant securities during the disclosure period. A full listing of all dealings is being made available for inspection at the offices of Allen & Overy LLP at One Bishops Square, London E1 6AO.

Dealing in own securities

Gyrus has made no dealings for value in its own relevant securities during the Offer Period. No dealings for value in the relevant securities of Gyrus have taken place during the Offer Period by any associate of Gyrus, by any pension fund of Gyrus or of an associate of Gyrus, by any employee benefit trust of Gyrus or by any connected adviser to Gyrus (excluding exempt principal traders and exempt fund managers).

General

(a) Save as disclosed in this section, none of Olympus UK Acquisitions, any member of the Olympus Group, any of the directors of Olympus or Olympus UK Acquisitions or any persons whose interests in shares those directors are taken to be interested in (pursuant to Part 22 of the Companies Act 2006) or any person acting in concert with Olympus UK Acquisitions for the purposes of the Acquisition, owned or controlled or was interested, directly or indirectly, or had any rights to subscribe or had any short position in respect of, any relevant securities of Gyrus on the last day of the disclosure period nor has any such person dealt for value in, or borrowed or lent (save for any borrowed shares which have been on-lent or sold), any relevant securities during the disclosure period.

(b) Save as disclosed in this section, none of Gyrus, any member of the Gyrus Group, the Directors or any persons whose interests in shares the Directors are taken to be interested in (pursuant to Part 22 of the Companies Act 2006), owned or controlled or was interested, directly or indirectly, or had any rights to subscribe or had any short position in respect of, in any relevant securities of Gyrus on the last day of the disclosure period nor has any such person dealt for value in (or, in the case of Gyrus, redeemed) any relevant securities during the disclosure period.

(c) Save as disclosed in this section, no bank, stockbroker, financial or other professional adviser to Gyrus or to any subsidiary or associated company of Gyrus nor any person (other than an exempt market maker) controlling, controlled by or under the same control as any bank, stockbroker, financial or other professional adviser, nor any subsidiaries of Gyrus, nor any pension fund of

Gyrus or any of its subsidiaries, nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) connected with Gyrus owned or controlled any relevant securities of Gyrus on the last day of the disclosure period nor has any such person dealt for value therein during the disclosure period.

(d) Save as disclosed in this section, no bank, stockbroker, financial or other professional adviser to Olympus UK Acquisitions or to any subsidiary or associated company of Olympus UK Acquisitions nor any person (other than an exempt market maker) controlling, controlled by or under the same control as any bank, stockbroker, financial or other professional adviser, nor any subsidiaries of Olympus UK Acquisitions, nor any pension fund of Olympus UK Acquisitions or any of its subsidiaries, nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) connected with Olympus UK Acquisitions owned or controlled any relevant securities of Gyrus on the last day of the disclosure period nor has any such person dealt for value therein during the disclosure period.

(e) Save in respect of the irrevocable undertakings given by all of the Directors who hold Shares (as described in Part 1 of this document, or as otherwise disclosed in this document), no arrangement exists between any person and Gyrus or any associate of Gyrus or between any person and Olympus UK Acquisitions or any person acting in concert with Olympus UK Acquisitions in relation to relevant securities of Gyrus including, in addition to indemnity and option arrangements, any agreement or understanding, formal or informal, of the kind referred to in Note 6(b) on Rule 8 of the City Code, which may be an inducement to deal or refrain from dealing.

Definitions

In this section 6:

(a) **associate** has the same meaning as in the City Code;

(b) **derivative** includes any financial product whose value in whole or in part is determined directly or indirectly by reference to the price of an underlying security;

(c) **relevant securities** include:

(i) securities of Gyrus which are being offered for or which carry voting rights;

(ii) equity share capital of Gyrus; and

(iii) securities of Gyrus carrying conversion or subscription rights into any of the foregoing;

(d) **control** means an interest, or interests, in shares carrying in aggregate 30% or more of the voting rights of a company, irrespective of whether the interest or interests give de facto control;

(e) **acting in concert** has the meaning as in the City Code;

(f) a **bank** does not apply to a bank whose sole relationship with Gyrus or Olympus UK Acquisitions (or their respective subsidiaries or associated companies or companies of which any such companies are associated companies (and for this purpose ownership of interests of 20 per cent. or more of the equity share capital of a company is the test of associated company status)) is the provision of normal commercial banking services or such activities in connection with the Acquisition as handling acceptance and other registration work; and

(g) **connected adviser, exempt principal trader** and **exempt fund manager** have the same meanings as in the City Code.

7. Directors' service contracts, letters of appointment and directors' and officers' insurance cover

Executive Directors

The Executive Directors have entered into service contracts with Gyrus, particulars of which are set out below:

Name	Date of contract	Effective date of contract	Basic salary (£000)
Roy Davis	16 May 2007	1 June 2007	350
Simon Shaw	1 June 2007	1 June 2007	275

Mr Davis's contract is for a term of 5 years, subject to renewal, and may be terminated by either party on giving 12 months' notice. Mr Shaw's contract is for an indefinite term and may be terminated by Gyrus on giving 12 months' notice in writing, or by Mr Shaw on giving 6 months' notice in writing. No compensation is payable by Gyrus upon early termination of either Executive Director's contract other than payment in lieu of notice.

The Executive Directors are subject to certain restrictive covenants which apply for a period following the termination of their employment.

Mr Steer has entered into or amended his service contract as an executive of Gyrus in the period 6 months prior to the date of this document. Details of the previous arrangements are set out below:

Name	Date of contract	Effective date of contract	Basic salary (£000)
Brian Steer	25 June 2002	25 June 2002	245

Mr Steer's appointment as chief executive officer was governed by an executive service contract with Gyrus. Mr Steer's term as chief executive officer ended on 1 June 2007; however, this service contract will terminate on 31 December 2007. Mr Steer is entitled to his executive rate of remuneration until that date and is deemed to be an executive for the purposes of the Gyrus Employee Share Schemes.

Incentives

Executive Directors may receive a bonus at the absolute discretion of the Remuneration Committee.

In addition, the Executive Directors also participate in the Gyrus Employee Share Schemes as described in paragraph 5 of this Part 9.

Pension schemes

Gyrus will each year contribute 17.5 per cent. of the Executive Director's basic salary to a pension scheme designated by the Executive Director. The Executive Directors are also entitled to join the company pension plans of Gyrus.

Other benefits

The Executive Directors are entitled to life assurance cover up to a maximum of four times the Executive Director's annual salary, income protection and private medical cover. In addition, the Executive Directors are entitled to reimbursement of reasonable expenses and to a company car or car allowance.

Mr Davis also has additional entitlements by virtue of the increased amount of time he is required to spend in the US, including payment towards accommodation and costs of utilities, transport of personal effects, family-related travel, any excess medical expenses and tax equalisation in the event that Mr Davis becomes liable to US tax. If Mr Davis were required to relocate to the US, Gyrus would also pay for the cost of relocation of Mr Davis's family to the US and educational costs of his dependants.

The Chairman and the Non-Executive Directors

The Chairman, Mr Steer, had a service contract with Gyrus during his term as the Chief Executive Officer of Gyrus, which ended on 1 June 2007. This service contract was extended, subject to amendments, to 31 December 2007. He will be entitled to his base salary under the old service contract until 31 December 2007. From 1 January 2008, Mr Steer's service will be subject to a letter of appointment as a Non-Executive Director. Mr Steer is also entitled to the performance bonus for 2007 that he would have been entitled to as Chief Executive Officer and vesting of the LTIP shares awarded to him in 2005 in line with other scheme participants.

The Non-Executive Directors have letters of appointment with Gyrus. Their appointment is subject to re-election at forthcoming AGMs but may be terminated by either party giving the other 6 months' notice. At a meeting of the nomination committee of Gyrus on 27 September 2006, the members of the nomination committee resolved that the notice periods for all non-executive directors would be 6 months, notwithstanding the terms of their letters of appointment.

The following terms apply to the Chairman and the Non-Executive Directors:

Name	Original Appointment Date	Annual Fee
Brian Steer	1 June 2007	£150,000
Michael Garner	20 October 1997	£60,000
Charles Cummings	22 May 2003	£33,000
Katherine Innes Ker	16 October 2006	£33,000
Keith Krzywicki	22 May 2003	£33,000
John Rennocks	16 October 2006	£33,000

Mr Garner's fees are attributable to his role as Deputy Chairman of the Board and the Nomination Committee. Dr Innes Ker and Mr Rennocks are paid an additional £10,000 per annum each in respect of their duties as Chairman of the Remuneration Committee and Audit Committee respectively.

Directors' and officers' insurance

Gyrus purchases and maintains a directors' and officers' liability insurance policy with an indemnity limit of £15 million.

8. Financing and cash confirmation

The cash consideration payable by Olympus UK Acquisitions under the terms of the Acquisition will be funded using a loan facility arranged by SMBC which has provided a funding commitment of up to 250 billion Yen for the purposes of the Acquisition. This facility is available until 30 September 2008. Olympus UK Acquisitions does not intend that the payment of interest on, repayment of or security for any liability (contingent or otherwise) will depend to a significant extent on the business of Gyrus.

Perella Weinberg, financial adviser to Olympus UK Acquisitions, is satisfied that sufficient resources are available to Olympus UK Acquisitions to enable it to satisfy the full cash consideration payable to Scheme Shareholders under the terms of the Acquisition.

9. Material contracts of Gyrus

The only contracts which are or may be material to Gyrus are as follows:

Implementation Agreement

On 19 November 2007, Gyrus and Olympus UK Acquisitions entered into the Implementation Agreement in connection with the implementation of the Acquisition. Further details of the Implementation Agreement are set out in paragraph 6 of Part 2 of this document.

US Dollar term facility as amended into the Multicurrency Revolving Credit Facility

Term facility agreement dated 15 June 2005 between Gyrus and the Governor and company of the Bank of Scotland (**Bank of Scotland**) for a US Dollar term facility of $250 million for the acquisition of American Cystoscope Makers, Inc. This agreement was amended and converted on 31 August 2007 into a Multicurrency Revolving Facilities Agreement (see below).

Multicurrency Revolving Facilities Agreement

US Dollar Multicurrency Revolving Facility Agreement as amended and restated by a deed dated 31 August 2007, between Gyrus and a number of its subsidiaries, and Bank of Scotland, Lloyds TSB Bank plc, Commerzbank AG (London Branch), Fortis Project Finance Limited and Allied Irish Bank plc (together the **Lenders**). This is a revolving credit facility of $250 million, which can be drawn down in a number of currencies. The interest rate consists of a margin of 0.5 to 1.2 per cent. per annum above LIBOR. This facility terminates on 31 August 2012, and all repayments must have been made by that date. The agreement contains various covenants, warranties, indemnities and undertakings in favour of the Lenders.

Acquisition of CByond Limited

Share sale and purchase agreement dated 26 April 2004 between ACMI Corporation, American Cystoscope Makers, Inc., Doron Adler, Ofer Pillar and C2 Cure, Inc., as amended on 8 June 2006.

This agreement provides for the issue of Gyrus Shares to Ofer Pillar and Doron Adler in satisfaction of certain earn-out consideration. Gyrus has agreed that it will issue an aggregate of 357,472 Gyrus Shares on 31 July 2008 in satisfaction of this obligation.

10. Material contracts of Olympus UK Acquisitions

The only contracts which are or may be material to Olympus UK Acquisitions are as follows:

The Implementation Agreement

The Implementation Agreement is summarised in paragraph 6 of Part 2 of this document.

SMBC Facility Agreement

On 19 November 2007, Olympus, the parent company of Olympus UK Acquisitions, entered into a ¥250,000,000,000 committed loan credit facility agreement with SMBC (the **SMBC Facility Agreement**). Amounts advanced under the SMBC Facility Agreement may be used by Olympus to put Olympus UK Acquisitions into funds (by equity subscription or loan) to enable it, amongst other things, to provide the cash consideration due to Gyrus Shareholders under the Scheme and to Gyrus optionholders under proposals to be made by Olympus UK Acquisitions to them in relation to the Scheme. The facility may be drawn down in whole or in part at any time on or prior to 30 September 2008. The loan must be repaid in full on 30 September 2008. The SMBC Facility Agreement contains conditions precedent, representations and undertakings in favour of SMBC which are usual for facilities of this type. The SMBC Facility Agreement also contains customary events of default upon the occurrence of which SMBC may terminate the facility and demand repayment of all amounts outstanding. It is governed by Japanese law.

11. General

(a) Bear Stearns has given and not withdrawn its written consent to the issue of this document with the inclusion of references to its name in the form and context in which it appears.

(b) Morgan Stanley has given and not withdrawn its written consent to the issue of this document with the inclusion of references to its name in the form and context in which it appears.

(c) Perella Weinberg has given and not withdrawn its written consent to the issue of this document with the inclusion of references to its name in the form and context in which it appears.

(d) There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Gyrus Shares to be acquired by Olympus UK Acquisitions pursuant to the Scheme will be transferred to any other person, save that Olympus UK Acquisitions reserves the right to transfer any such shares to any other member of the Olympus Group.

(e) Save as disclosed in this document, no agreement, arrangement or understanding (including compensation arrangement) exists between Olympus UK Acquisitions or any person acting in concert with it for the purposes of the Acquisition and any of the Directors, recent directors of Gyrus, Gyrus Shareholders or recent shareholders of Gyrus having any connection with or dependence upon the Acquisition.

(f) Save as disclosed in this document, there has been no material change in the financial or trading position of Gyrus since 31 December 2006 (being the date to which the last published audited accounts of the Company were prepared).

(g) Save as disclosed in this document, the Directors are not aware of any material change in relation to any material information previously published by or on behalf of Gyrus during the Offer Period.

(h) As at 13 December 2007 (being the latest practicable date prior to the publication of this document) the issued share capital of Gyrus, on a fully diluted basis, comprised the following:

	Number of Gyrus Shares
In issue, fully paid	148,591,269
Additional Gyrus Shares arising from exercise of options and awards granted under the Gyrus Employee Share Plans and the Gyrus Non-Employee Plan	4,566,763
Additional Gyrus Shares arising from issuance of Gyrus Shares in satisfaction of the deferred consideration in relation to the acquisition of CByond Limited	357,472

12. Sources and bases of information

The value of approximately £936 million attributed to the existing issued share capital of Gyrus is based upon the 148,591,269 Gyrus Shares in issue at 13 December 2007 (being the latest practicable date prior to the publication of this document).

For the purpose of financial comparisons contained in this document, no account has been taken of any liability to taxation or the treatment of fractions under the Acquisition.

Unless otherwise stated, the Closing Prices of Gyrus Shares are taken from the Daily Official List.

The average closing price of Gyrus for the period of 6 months ended 16 November 2007 is derived from Bloomberg.

Unless otherwise stated, the financial information relating to the Gyrus Group is extracted from the audited consolidated financial statements of the Gyrus Group for the relevant financial year or from the interim results statement of the Gyrus Group for the six months ended 30 June 2007.

Unless otherwise stated, the financial information relating to Olympus is extracted from the audited consolidated financial statements of Olympus for the relevant financial year or from the interim results statement of Olympus for the six months ended 30 September 2007.

The Closing Price of Gyrus Shares on 13 November 1997, the date of Gyrus's initial public offering, is taken from Bloomberg.

The market capitalisation of Gyrus of £42 million on 13 November 1997 is calculated based upon the following:

- the Closing Price of Gyrus Shares of 136 pence on 13 November 1997; and
- 30,975,612 Gyrus Shares in issue as at 13 November 1997 (as sourced from Gyrus's prospectus dated 13 November 1997).

The market capitalisation of Gyrus of approximately £594 million on 16 November 2007 is calculated based upon the following:

- the Closing Price of Gyrus Shares of 400 pence on 16 November 2007; and
- 148,470,051 Gyrus Shares in issue as at 16 November 2007.

An exchange rate of 2.0456 US dollars per Pound Sterling has been used in calculating the number of options over Gyrus Shares under the Gyrus Group PLC US Employee Stock Purchase Plan.

13. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO during usual business hours on any Business Day prior to the Effective Date:

(a) the memorandum and articles of association of Gyrus;

(b) the draft of the articles of association of Gyrus as proposed to be amended;

(c) the annual reports of Gyrus for the financial years ended 31 December 2004, 2005 and 2006;

(d) copies of the service contracts and terms governing the appointment of the Directors referred to in paragraph 7 above;

(e) copies of the written consents referred to in paragraph 11 above;

(f) copies of the contracts referred to in paragraphs 9 and 10 above;

(g) the Implementation Agreement;

(h) the deeds of irrevocable undertaking referred to in paragraph 11 of Part 1 of this document;

(i) the draft Loan Note Instrument (subject to modification) and valuation of the Loan Notes by Perella Weinberg dated 13 December 2007;

(j) the full list of dealings by Olympus UK Acquisitions; and

(k) this document, the Forms of Proxy, and the Loan Note Form of Election.

PART 10: DEFINITIONS

In this document (with the exception of Part 4 and the financial information in Part 5), the following words and expressions have the following meanings, unless the context requires otherwise:

Acquisition	means the proposed acquisition of Gyrus Shares by Olympus UK Acquisitions to be effected by means of the Scheme and involving the Reduction of Capital (or, should Olympus UK Acquisitions so elect, by means of the Offer);
Announcement	means the press announcement dated 19 November 2007 announcing the Acquisition;
Authorisation	means authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals;
Bear Stearns	means Bear, Stearns International Limited;
Board or **Directors**	means the directors of Gyrus, whose names are set out in paragraph 2(a) of Part 9 of this document;
Business Day	means a day (other than a Saturday or Sunday) on which banks are open for business (other than solely for trading and settlement in Euro) in London;
Cancellation Shares	means the Scheme Shares other than the Loan Note Elected Shares (but including the Loan Note Elected Shares treated as Cancellation Shares pursuant to clause 3.3 of section two of the Scheme;
Capita Registrars	means a trading name of Capita Registrars Limited;
certificated or **in certificated form**	means a share which is not in uncertificated form (that is, not in CREST);
Chairman	means Brian Steer, the chairman of Gyrus;
City Code	means the City Code on Takeovers and Mergers;
Closing Price	means the closing middle market quotation of a Gyrus Share as derived from the Daily Official List or the London Stock Exchange's website;
Companies Act 1985	means the Companies Act 1985, as amended and as in force from time to time;
Companies Act 2006	means the Companies Act 2006 as in force from time to time;
Company or **Gyrus**	means Gyrus Group PLC, a company incorporated in England and Wales with registered number 3234242;
Competing Proposal	means: (a) an offer or possible offer (in either case whether or not the subject to preconditions) put forward by any person other than Olympus UK Acquisitions (or any person treated by the Panel as acting in concert with Olympus UK Acquisitions) in respect of, or for, the issued ordinary share capital of Gyrus; (b) the sale, or possible sale, of the whole or any part of the assets or undertaking of Gyrus which is material in the context of Gyrus; (c) any other proposal which would, if implemented, result in a change of control of Gyrus (within the meaning of the City Code); or

(d) any transaction proposed by Gyrus involving a return of capital or non-routine dividend or any other distribution to shareholders of Gyrus,

in each case howsoever it is proposed that such offer, proposal or transaction be implemented (whether, without limitation, by way of a scheme of arrangement, merger, business combination, dual listed company structure or otherwise);

Conditions means the conditions to the Scheme and the Acquisition which are set out in Part 3 of this document;

Court means the High Court of Justice in England and Wales;

Court Hearing means either the hearing by the Court of the application to sanction the Scheme or, as the context requires, the hearing to confirm the Reduction of Capital;

Court Hearing Date means either the date of the Court Hearing to sanction the Scheme or, as the context requires, the date of the Court Hearing to confirm the Reduction of Capital;

Court Meeting means the meeting (and any adjournment thereof) of the holders of Scheme Shares convened by order of the Court under section 425 of the Companies Act 1985 to consider and, if thought fit, to approve the Scheme, notice of which is set out at the end of this document;

Court Orders means the orders of the Court sanctioning the Scheme under section 425 of the Companies Act 1985 and confirming the Reduction of Capital;

CREST means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);

CREST Manual means the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by CRESTCo on 15 July 1996 and as amended);

CREST personal member has the meaning given to it in the CREST Manual;

CRESTCo means Euroclear UK & Ireland Limited;

Daily Official List means the daily official list of the London Stock Exchange;

Effective Date means the date on which the Scheme becomes effective in accordance with clause 8 of the Scheme, as set out in Part 4 of this document;

Election Return Date means 28 January 2008 or such later date(s) as may be announced by Gyrus to a Regulatory Information Service, such announcement being made prior to a date that would, absent such an announcement, be an Election Return Date;

Election Return Time means 4.30 p.m. on the Election Return Date;

EGM or **Extraordinary General Meeting**	means the extraordinary general meeting of Gyrus, notice of which is set out at the end of this document (and any adjournment or postponement thereof);
Euro or **€**	means the lawful currency of the EU;
Executive Directors	means Roy Davis and Simon Shaw and **Executive Director** means either of them;
Forms of Proxy	means the blue form of proxy for use at the Court Meeting and the white form of proxy for use at the Extraordinary General Meeting, both of which accompany this document, and **Form of Proxy** means either of them;
Financial Services Authority	means the UK Financial Services Authority;
Gyrus Group	means Gyrus Group PLC, its subsidiaries and subsidiary undertakings;
Gyrus Non-Employee Plan	means the Gyrus Group PLC Qualifying Non-Employee Stock Option Plan;
Gyrus Shareholders or **Shareholders**	means holders of Gyrus Shares from time to time;
Gyrus Shares or **Shares**	means ordinary shares of one penny each in the capital of Gyrus;
Gyrus Employee Share Schemes	means the Gyrus 1997 Approved Share Option Plan, the Gyrus 1997 Unapproved Share Option Plan, the Gyrus Group PLC Savings-Related Share Option Scheme, the Gyrus Group PLC US Stock Option Plan, the Gyrus Group PLC US Employee Stock Purchase Plan and the Gyrus 2005 Long-Term Incentive Plan;
holder	includes any person entitled by transmission;
Implementation Agreement	means the agreement entered into between Gyrus and Olympus UK Acquisitions dated 19 November 2007 in connection with the implementation of the Acquisition;
IRS	means the US Internal Revenue Service;
LIBOR	means the London inter-bank offered rate, which is the variable rate of interest charged by a bank when lending to other banks in the London inter-bank market;
Listing Rules	means the listing rules of the UK Listing Authority under section 73A of the Financial Services and Markets Act 2000, as amended from time to time;
Loan Note Alternative	means the alternative available under the Scheme whereby Scheme Shareholders (other than Restricted Overseas Persons) may elect, subject to certain limitations and conditions, to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled pursuant to the Scheme;
Loan Note Elected Shares	means Scheme Shares (if any) in respect of which valid elections have been made under the Loan Note Alternative in accordance with its terms and the Scheme;
Loan Note Form of Election	means the green form of election relating to the Loan Note Alternative which accompanies this document and will be received by certificated Shareholders only;
Loan Note Instrument	means the document, to be executed by Olympus UK Acquisitions, which constitutes the Loan Notes;

Loan Notes	means the loan notes to be issued by Olympus UK Acquisitions pursuant to the Loan Note Alternative, particulars of which are summarised in Part 6 of this document;
London Stock Exchange	means London Stock Exchange plc;
Meetings	means the Court Meeting and the Extraordinary General Meeting;
Merger Regulation	means Council Regulation (EC) No. 139/2004, as amended;
Morgan Stanley	means Morgan Stanley & Co. Limited;
New Gyrus Shares	means the new ordinary shares of one penny each in the capital of Gyrus to be issued in accordance with subclause 1.2(b) of section two of the Scheme, as set out in Part 4 of this document;
Non-Executive Directors	means Brian Steer, Charles Cummings, Michael Garner, Katherine Innes Ker, Keith Krzywicki and John Rennocks;
Noteholder	means a holder of Loan Notes;
Offer	means, should Olympus UK Acquisitions elect to effect the Acquisition by way of a takeover offer, the offer to be made by or on behalf of Olympus UK Acquisitions for all of the Gyrus Shares on the terms and subject to the conditions to be set out in the related offer document and form of acceptance (including, where the context requires, any subsequent revision, variation, extension or renewal thereof);
Offer Period	means the period commencing on 19 November 2007 and ending on the Effective Date;
Official List	means the official list of the UK Listing Authority;
Olympus	means Olympus Corporation;
Olympus Group	means Olympus, its subsidiaries and subsidiary undertakings;
Olympus UK Acquisitions	means Olympus UK Acquisitions Limited, a company incorporated in England and Wales with registered number 6388810;
Overseas Persons	means Scheme Shareholders who are resident in, ordinarily resident in, or nationals or citizens of, jurisdictions outside the UK;
Panel	means the Panel on Takeovers and Mergers;
Perella Weinberg	means Perella Weinberg Partners UK LLP;
Pounds, Pounds Sterling or **£** or **pence**	means the lawful currency of the UK;
Receiving Agent	means Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU;
Reduction of Capital	means the reduction of the share capital of Gyrus under section 135 of the Companies Act 1985 by the cancellation and extinguishing of the Cancellation Shares, to be effected as part of the Scheme;
Reduction of Capital Court Order	means the order of the Court confirming the Reduction of Capital;
Registrar of Companies	means the Registrar of Companies in England and Wales;
Registrars	means Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA;

Regulatory Approvals means all regulatory approvals and consents required, as described in paragraphs 2(a) and 2(c) of Part 3 of this document and, in so far as it relates to antitrust merger control or similar laws, paragraph 2(b) of Part 3 of this document;

Regulatory Conditions means the Conditions set out in paragraphs 2(a) and (c) of Part 3 of this document and, in so far as it relates to antitrust, merger control or similar laws, paragraph 2(b) of Part 3 of this document;

Regulatory Information Service means any information services authorised from time to time by the Financial Services Authority for the purpose of disseminating regulatory announcements;

Remuneration Committee means the remuneration committee of the Board;

Restricted Overseas Person means:

(a) any US person, as defined in Regulation S under the US Securities Act;

(b) any person (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in or resident in, or any person whom Olympus UK Acquisitions believes to be in or resident in, Australia, Canada, Japan or New Zealand (or any custodian, nominee or trustee for such person); and

(c) any person who is deemed not to have made a valid election for the Loan Note Alternative pursuant to subclause 3.10 of section two of the Scheme, as set out in Part 4 of this document;

Scheme or **Scheme of Arrangement** means the scheme of arrangement proposed to be made under section 425 of the Companies Act 1985 between Gyrus and the Scheme Shareholders, as set out in Part 4 of this document, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Gyrus and Olympus UK Acquisitions;

Scheme Court Order means the order of the Court sanctioning the Scheme pursuant to section 425 of the Companies Act 1985;

Scheme Document means this document;

Scheme Record Time means 6.00 p.m. on the Business Day immediately preceding the Court Hearing for the Reduction of Capital;

Scheme Shareholders means holders of Scheme Shares from time to time;

Scheme Shares means the Gyrus Shares which are:

(a) in issue at the date of this document;

(b) (if any) issued after the date of this document and prior to the Voting Record Time in respect of the Court Meeting; and

(c) (if any) issued on or after the Voting Record Time in respect of the Court Meeting and at or prior to the Scheme Record Time in respect of which the original or any subsequent holders thereof are bound by the Scheme or in respect of which the original or any subsequent holders thereof shall have agreed in writing to be bound by the Scheme,

but excluding any Gyrus Shares held by any member of the Olympus Group;

SMBC	means Sumitomo Mitsui Banking Corporation;
subsidiary or **subsidiary undertaking** or **associated undertaking** or **holding company**	each has the meaning given by the Companies Act 1985 (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A thereto);
TTE Instruction	means a transfer to escrow instruction (as defined in the CREST Manual);
UK or **United Kingdom**	means the United Kingdom of Great Britain and Northern Ireland;
UK Listing Authority	means the Financial Services Authority acting in its capacity as the competent authority for listing in the UK under Part VI of the Financial Services and Markets Act 2000;
uncertificated or **in uncertificated form**	means recorded on the relevant register as being held in uncertificated form in CREST and title to which may be transferred by means of CREST;
US or **United States**	means the United States of America, its territories and possessions, any state or political sub-division of the United States of America and the District of Columbia;
US Dollars or **$**	means the lawful currency of the United States;
US Exchange Act	means the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
US Securities Act	means the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
Voting Record Time	means 6.00 p.m. on the day which is two days before the date of the Meeting(s) or, if the Meeting(s) is/are adjourned, 6.00 p.m. on the day falling two days before the date of such adjourned Meeting(s);
Wider Gyrus Group	means the Gyrus Group and associated undertakings of Gyrus and any other body corporate, partnership, joint venture or person in which Gyrus and such undertakings (aggregating their interests) have a direct or indirect interest of more than 20 per cent. of the voting or equity capital or the equivalent;
Wider Olympus Group	means the Olympus Group and associated undertakings of Olympus UK Acquisitions and any other body corporate, partnership, joint venture or person in which Olympus UK Acquisitions and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent; and
Yen	means the lawful currency of Japan.

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT
REGISTRAR DERRETT

No. 9223 of 2007

IN THE MATTER OF GYRUS GROUP PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an Order dated 13 December 2007 made in the above matters, the Court has directed a meeting to be convened of the holders of Scheme Shares (as defined in the scheme referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement (the **Scheme of Arrangement**) proposed to be made between Gyrus Group PLC (the **Company**) and the holders of the Scheme Shares and that such meeting will be held at the offices of Allen & Overy, One Bishops Square, London E1 6AO on 9 January 2008 at 11.00 a.m., at which place and time all holders of the said shares are requested to attend.

A copy of the said Scheme of Arrangement and a copy of the explanatory statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

Shareholders entitled to attend and vote at the meeting may vote in person at the said meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend, speak and vote in their stead. A blue form of proxy for use at the said meeting is enclosed with this notice. Shareholders with Scheme Shares held through CREST may also appoint a proxy by following the instructions set out on pages 5 and 6 of the document of which this notice forms part. Completion and return of a form of proxy, or the appointment of a proxy electronically using CREST in accordance with the foregoing procedures, will not preclude a holder of ordinary shares from attending and voting in person at the meeting, or any adjournment or postponement thereof.

It is requested that forms appointing proxies be lodged with Capita Registrars, Proxies, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not less than 48 hours before the time appointed for the said meeting but, if such forms are not so lodged, they may be handed to the Registrars at the meeting. In order to be valid, the appointment of a proxy electronically using CREST in accordance with the procedures described above must be made not less than 48 hours before the start of the meeting.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

Entitlement to attend and vote at the meeting or any adjournment or postponement thereof and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day which is two days before the date of the meeting or adjourned meeting (as the case may be). In each case, changes to the register of members of the Company after such time will be disregarded.

By the said Order, the Court has appointed Brian Steer or, failing him, Roy Davis, or, failing him, Simon Shaw to act as Chairman of the said meeting and has directed the Chairman to report the result thereof to the Court.

The said scheme of arrangement will be subject to the subsequent sanction of the Court.

Dated 17 December 2007

ALLEN & OVERY LLP
One Bishops Square
London E1 6AO
Solicitors for the Company

NOTICE OF EXTRAORDINARY GENERAL MEETING

of

GYRUS GROUP PLC

(Registered in England No. 3234242)

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of Gyrus Group PLC (the **Company**) will be held at the offices of Allen & Overy, One Bishops Square, London E1 6AO on 9 January 2008, at 11.15 a.m. (or as soon thereafter as the Court Meeting (as defined in the document of which this notice forms part) shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a special resolution:

SPECIAL RESOLUTION

THAT:

for the purpose of giving effect to the scheme of arrangement dated 17 December 2007 between the Company and the holders of the Scheme Shares (as defined in the said scheme), a print of which has been produced to this meeting and for the purposes of identification signed by the Chairman hereof in its original form or subject to such modification, addition or condition approved or imposed by the Court (the **Scheme**):

(a) the Directors of the Company be authorised to take all such actions as they may consider necessary or appropriate for carrying the Scheme into effect;

(b) the share capital of the Company be reduced by cancelling and extinguishing all of the Cancellation Shares (as defined in the Scheme);

(c) subject to and forthwith upon the reduction of share capital referred to in paragraph (b) above taking effect and notwithstanding anything to the contrary in the articles of association of the Company:

   (i) the authorised share capital of the Company be increased to an amount equal to that of the Company immediately prior to the reduction of share capital referred to in paragraph (b) by the creation of such number of new ordinary shares of one penny each as shall be equal to the aggregate number of Cancellation Shares cancelled pursuant to paragraph (b) above;

   (ii) the reserve arising in the books of account of the Company as a result of the reduction of share capital referred to in paragraph (b) above be capitalised and applied in paying up in full at par all of the new ordinary shares created pursuant to paragraph (c)(i) above, which shall be allotted and issued, credited as fully paid, to Olympus UK Acquisitions Limited and/or its nominee(s); and

   (iii) the Directors of the Company be and they are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 to allot the new ordinary shares referred to in paragraph (c)(i) above, provided that: (1) the maximum aggregate nominal amount of relevant securities that may be allotted under this authority shall be the aggregate nominal amount of the said new ordinary shares created pursuant to paragraph (c)(i) above; (2) this authority shall expire (unless previously revoked, varied or renewed) on the fifth anniversary of this resolution; and (3) this authority shall be in addition and without prejudice to any other authority under the said section 80 previously granted and in force on the date on which this resolution is passed; and

(d) with effect from the passing of this resolution, the articles of association of the Company be amended by including the following new article (and amending the numbering of the remainder of the articles and any cross-references thereto accordingly):

"165 Scheme of Arrangement

(a) In this Article 165, references to the "**Scheme**" are to the scheme of arrangement dated 17 December 2007 under section 425 of the Companies Act 1985 between the Company and the Scheme Shareholders (as defined in the Scheme) as it may be modified or amended in accordance with its terms, and expressions defined in the Scheme will have the same meanings in this Article.

(b) Notwithstanding any other provisions of these Articles, if the Company issues any shares (other than to Olympus UK Acquisitions or any of its nominees) at any time on or after the date of the adoption of this Article and before the Scheme Record Time, such Shares shall be issued subject to the terms of the Scheme (and shall be Scheme Shares for the purposes thereof) and the holder or holders of such Shares shall be bound by the Scheme accordingly.

(c) Subject to the Scheme becoming effective and notwithstanding any other provisions of these Articles, if any Shares are allotted and issued, or transferred pursuant to Article 165(d) below, to any person (a "**New Member**") after the Scheme Record Time (the "**Disposal Shares**") they will, subject to Article 165(d) below, be immediately transferred to Olympus UK Acquisitions or its nominee(s) (unless such Shares are issued to Olympus UK Acquisitions or any of its nominees) in consideration of and conditional on:

(i) the payment by or on behalf of Olympus UK Acquisitions to the New Member of such amount of cash consideration as would have been paid pursuant to the Scheme for each such share as if it were a Cancellation Share; and/or

(ii) the issue of the same nominal amount of Loan Notes per Disposal Share as would have been issued to the holder of Loan Note Elected Shares under the Scheme (subject to and on the terms of the Loan Note Alternative) provided that:

(A) any combination of cash consideration payable under Article 165(c)(i) and Loan Notes issued under Article 165(c)(ii) shall not exceed the total combination of cash consideration and Loan Notes that a Scheme Shareholder would otherwise be entitled to receive under the terms of the Scheme;

(B) such Disposal Shares are issued or transferred no later than the date falling two months after the Effective Date;

(C) the conditions for making the Loan Note Alternative available under the terms of the Scheme have been satisfied;

(D) the New Member makes a valid election to receive Loan Notes in respect of the relevant Disposal Shares before the Election Return Time (as defined in the Scheme Document) in such manner as the Board shall prescribe;

(E) the maximum principal amount of Loan Notes available under the Loan Note Alternative has not previously been allocated pursuant to the Scheme; and

(F) if after the allocation of Loan Notes pursuant to the Scheme the number of Loan Notes available is insufficient to satisfy in full all valid elections made by New Members pursuant to this Article, each such election shall be scaled down *pro rata* (or as near thereto as Olympus UK Acquisitions Limited in its absolute discretion considers practicable) amongst the electors and each such election shall be valid only in respect of the number of shares so scaled down and the balance of the consideration due to those New Members who made such elections will be satisfied by the payment by Olympus UK Acquisitions Limited of cash consideration in accordance with Article 165(c)(i).

(d) Any New Member may, prior to the issue of Disposal Shares to him or her pursuant to the exercise of an option or satisfaction of an award under one of the Company's employee share schemes or the Company's qualifying non-employee stock option plan, give not less than two business days' written notice to the Company in such manner as the Board shall prescribe of his or her intention to transfer some or all of such Disposal Shares to his or her spouse or civil partner and may, if such notice has been validly given, on such Disposal Shares being issued to him or her, immediately transfer to his or her spouse or civil partner any such Disposal Shares, provided that such Disposal Shares will then be immediately transferred from that spouse or civil partner (as applicable) to Olympus UK Acquisitions and/or its nominee(s) pursuant to Article 165(c) above as if the spouse/civil partner were a New Member. If notice has been validly given pursuant to this Article 165(d) but the New Member does not immediately transfer to his or her spouse the Disposal Shares in respect of which notice was given, such shares will be transferred to Olympus UK Acquisitions and/or its nominee(s) pursuant to Article 165(c) above.

(e) On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation), the value of the consideration per Disposal

Share to be paid under Article 165(c) shall be adjusted by the Directors in such manner as the auditors of the Company or an independent investment bank selected by the Company may determine to be fair and reasonable to the New Member to reflect such reorganisation or alteration. References in this Article to Shares shall, following such adjustment, be construed accordingly.

(f) To give effect to any transfer required by Article 165(c) above, the Company may appoint any person (the "**Attorney**") for the New Member to execute and deliver as transferor a form of transfer or instructions of transfer on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favour of Olympus UK Acquisitions and/or its nominee(s) and do all such other things and execute and deliver all such documents as may in the opinion of the Attorney be necessary or desirable to vest the Disposal Shares in Olympus UK Acquisitions and/or its nominee(s) and pending such vesting to exercise all such rights to the Disposal Shares as Olympus UK Acquisitions and/or its nominee(s) may direct. If an Attorney is so appointed, the New Member shall not thereafter (except to the extent that the Attorney fails to act in accordance with the directions of Olympus UK Acquisitions or its nominee(s)) be entitled to exercise any rights attaching to the Disposal Shares unless so agreed by Olympus UK Acquisitions and/or its nominee(s). The Company may give good receipt for the purchase price of the Disposal Shares and may register Olympus UK Acquisitions and/or its nominee(s) as holder thereof and issue to it certificates for the same. The Company shall not be obliged to issue a certificate to the New Member for any Disposal Shares. Olympus UK Acquisitions shall send a cheque drawn on a UK clearing bank in favour of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) for the purchase price of such Disposal Shares or a certificate for the relevant nominal account of Loan Notes in the name of such person, in either case within 14 days of the date on which the Disposal Shares are issued to the New Member.

(g) Notwithstanding any other provision of these Articles, both the Company and the Directors shall refuse to register the transfer of any Scheme Shares effected between the Scheme Record Time and the Effective Date."

By order of the Board

Ron Honig
Company Secretary

17 December 2007

Registered Office: Fortran Road, St Mellons, Cardiff CF3 0LT

Notes:

(1) A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend, speak and vote instead of him or her. If you wish for your proxy or proxies to make any comments on your behalf, you will need to appoint someone other than the Chairman and give them the relevant instructions directly. A proxy need not be a member of the Company.

(2) You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please contact Capita Registrars on their helpline 0870 162 3121 (or +44 208 639 3399 if calling from outside the UK).

(3) A white form of proxy is enclosed with this notice. Instructions for use are shown on the form. Lodging a white form of proxy will not prevent the member from attending and voting in person.

(4) To be valid, the white form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a duly certified copy thereof, must be deposited with Capita Registrars, Proxies, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, not less than 48 hours before the time for holding the meeting or, as the case may be, the adjourned or postponed meeting.

(5) The Company, pursuant to regulation 41(1) of the Uncertificated Securities Regulations 2001 (S.I. 2001/3755), specifies that only those shareholders registered in the register of members of the Company at 6.00 p.m. on 7 January 2008 shall be entitled to attend or vote at the EGM in respect of the number of shares registered in their name at that time. Changes to entries on the register after 6.00 p.m. on 7 January 2008 will be disregarded in determining the rights of any person to attend and vote at the EGM.

(6) In the case of joint holders of ordinary shares the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

(7) Shareholders who hold shares through CREST and who wish to appoint a proxy or proxies for the meeting or any adjournment(s) or postponement(s) by using the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

(8) In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (Participant ID RA10) by no later than the latest time for receipt of proxy appointments specified in the Notice of EGM. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

(9) CREST members and, where applicable, their CREST sponsors or voting service providers, should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(10) The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(11) Any questions relevant to the business of the meeting may be asked at the meeting by anyone permitted to speak at the meeting. You may alternatively submit your question in advance by way of letter addressed to the Company Secretary at the registered office.

Merrill Corporation Ltd, London
07ZDR72204

Regulatory Announcement

Go to market news section

RECEIVED 2008 JAN 10 A 11:49 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Rule 2.10 Announcement
Released	14:36 14-Dec-07
Number	9794J

Gyrus Group plc

Company number 03234242

(the Company)

Rule 2.10 Announcement

The Company announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 12 December 2007 it had the following relevant securities in issue:

148,591,269 Ordinary shares of £1 each

The ISIN reference number for these securities is GB0001701522

-ENDS-

END

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GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Blocklisting Interim Review
Released	08:00 11-Dec-07
Number	6052J

BLOCK LISTING SIX MONTHLY RETURN

Date: 11 December 2007

Name of *applicant*:		Gyrus Group Plc		
Name of scheme:		(a) Gyrus 1997 Approved Share Option Scheme (b) Gyrus 1997 Unapproved Share Option Scheme (c) Gyrus Group Plc US Stock Option Plan		
Period of return:	From:	9th June 2007	To:	7th December 2007
Balance of unallotted securities under scheme(s) from previous return:		(a) 114,817 (b) 501,141 (c) 528,507		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		(a) 42,154 (b) 239,152 (c) 504,048		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		(a) 12,912 (b) 77,021 (c) 327,261		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		(a) 144,059 (b) 663,272 (c) 705,294		

Name of contact:	Yomi Akisanya
Telephone number of contact:	0118 921 9750

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	09:12 10-Dec-07
Number	5261J

GYRUS GROUP PLC

RNS Number:5261J
Gyrus Group PLC
10 December 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

GYRUS GROUP PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

DEUTSCHE BANK AG

4. Full name of shareholder(s) (if different from 3.):

DEUTSCHE BANK AG
ABBEY LIFE ASSURANCE COMPANY LTD

5. Date of the transaction and date on which the threshold is crossed or reached if different):

06/12/2007

6. Date on which issuer notified:

07/12/2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0001701522	N/A	N/A

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0001701522	4,924,493	4,924,493		3.32	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,924,493	3.32

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

YOMI AKISANYA

15. Contact telephone number:

+00 44 118 921 9750

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Total Voting Rights
Released	07:01 30-Nov-07
Number	8402I

GYRUS GROUP PLC (the Company")

Total Voting Rights

In conformity with Section 5.6.1 of the Disclosure and Transparency Rules, the Company, a leading supplier of medical devices to reduce trauma and complications in surgery, would like to notify the market that as at 30 November 2007, the issued share capital and voting rights of the Company were as follows:

148,470,051 Ordinary 1p shares with voting rights attached (one vote per share);

and 2,646,370 Deferred Redeemable 50p shares without voting rights attached.

No shares are held in Treasury.

Therefore, the total number of voting rights in GYRUS GROUP PLC is 148,470,051.

Shareholders may use the total voting rights figure of 148,470,051 as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

30 November 2007

Contact details:

Name: Yomi Akisanya
Assistant Company Secretary

Address: 410, Wharfedale Road,
Winnersh Triangle,
Wokingham
Berkshire.
RG41 5RA

Telephone: 0118 921 9750

END

GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	11:42 28-Nov-07
Number	6541I

RNS Number:6541I
Gyrus Group PLC
28 November 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

GYRUS GROUP PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

FMR LLC

4. Full name of shareholder(s) (if different from 3.):

SEE SCHEDULE BELOW

5. Date of the transaction and date on which the threshold is crossed or reached if different):

23 NOVEMBER 2007

6. Date on which issuer notified:

27 NOVEMBER 2007

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
ISIN GB0001701522	7,803,682	7,803,682

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
ISIN GB0001701522			6,008,105		4.05

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,008,105	4.05

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

SEE SCHEDULE BELOW

Proxy Voting:

10. Name of the proxy holder:

FMR LLC

11. Number of voting rights proxy holder will cease to hold:

1,795,577 SHARES

12. Date on which proxy holder will cease to hold voting rights:

23 NOVEMBER 2007

13. Additional information:

N/A

14. Contact name:

YOMI AKISANYA

15. Contact telephone number:

0118 291 9750

FMR

ISSUER NAME:	GYRUS GROUP PLC
CURRENT OWNERSHIP PERCENTAGE:	4.05%
TOTAL SHARES HELD:	6,008,105
ISSUED SHARE CAPITAL:	148,094,093

	SHARES HELD	NOMINEE	MANAGEMENT COMPANY
FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC) and Pyramis Global Advisors Trust Company (PGATC), a US State chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramis Global Advisors LLC	1,188,261	BROWN BROTHERS HARRIMAN AND CO	FMRCO
	1,806,973	JP MORGAN CHASE BANK	FMRCO
	632,300	MELLON BANK N.A.	FMRCO
	1,267,171	NORTHERN TRUST CO	FMRCO
	1,113,400	STATE STREET BANK AND TR CO	FMRCO

(PGALLC)

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	17:08 27-Nov-07
Number	6184I

GYRUS GROUP PLC

RNS Number:6184I
Gyrus Group PLC
27 November 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

GYRUS GROUP PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

AXA S.A. 25 Avenue Matignon, 75008 Paris and its group of companies

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached if different):

26/11/2007

6. Date on which issuer notified:

27/11/2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

Indirect

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
0170152	8,739,160	8,739,160

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rig	
	Direct	Direct	Indirect	Direct	Indir
0170152	1,038,036	1,038,036	6,470,815	0.70	4.36

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
7,508,851	5.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Yomi Akisanya

15. Contact telephone number:

0118 9219750

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Companies House
for the record

88(2)

Return of Allotment of Shares

RECEIVED
2008 JAN 10 A 11:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	12	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1681		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	240P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 1,681
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20.12.2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
40, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

RECEIVED
2008 JAN 10 A 11: 59

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	12	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1000		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES Address PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode N E 9 9 1 S X	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13.12.2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	03234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	12	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	17898		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES Address PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 17,898
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13.12.2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

RECEIVED
2008 JAN 10 A 11:29

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	12	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2000		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES Address PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 2,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13.12.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	03234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06	12	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	612		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	£1.695		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES Address PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 612
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13.12.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

RECEIVED
2008 JAN 10 A 11:59

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	12	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4020		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES Address PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE, UK Postcode NE9 9 1SX	Class of shares allotted ORDINARY	Number allotted 4,020
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/12/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	12	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	7003		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name MR JOHN OATS Address 11 ST HELENS ROAD, HEATH UK Postcode CF14 4AR	Class of shares allotted ORDINARY	Number allotted 3,513
Name MRS DEBORAH OATS Address 11 ST HELENS ROAD, HEATH UK Postcode CF14 4AR	Class of shares allotted ORDINARY	Number allotted 3,490
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/12/2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724

DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

RECEIVED
2008 JAN 10 A 11:49

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	12	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	26644		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES Address PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE, UK Postcode NE9 9 1SX	Class of shares allotted ORDINARY	Number allotted 26,644
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 11/12/2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WOKINGHAM, BERKS.
RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

RECEIVED
2008 JAN 10 A 11:57
OFFICE OF THE ... CORPORATE ...

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	12	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	58702		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 58,702
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 11/12/2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 05-DEC-2007

Name and Address of Shareholder		Holding
MR TOBY ADMANS	30 HIGHFIELD AVENUE LITCHARD BRIDGEND GLAMORGAN CF31 1QR	476
KEVIN WILLIAM ASHMEAD	95 MANOR PARK NEWPORT GWENT NP10 8SD	2,209
MELANIE SUSAN ASHMEAD	95 MANOR PARK NEWPORT GWENT NP10 8SD	2,200
MELANIE ELIZABETH BREWER	38 BARNFIELD PONTHIR NEWPORT NP18 1TN	4,381
LISA JOANNE CURTIS	26 PONTYMASON RISE ROGERSTONE NEWPORT NP10 9GJ	1,000
RICHARD CURTIS	26 PONTYMASON RISE ROGERSTONE NEWPORT NP10 9GJ	1,609
MRS ALEKSANDRA KRISTINA EBBUTT	1 WOODFIELD CLOSE MARSHFIELD ROAD CARDIFF CF3 2TA	2,190
MR BRIAN NORMAN FLETCHER	44 HIGH CROSS LANE NEWPORT NP10 9BG	3,300
MS KAYE FLETCHER	44 HIGH CROSS LANE NEWPORT GWENT NP10 9BG	3,299
MR ANDREW FORD	THE FORGE RECTORY ROAD EASTON IN GORDANO NORTH SUMMERSET BS20 0QB	2,190
KEITH WILLIAM HUMPHREY ESQ	29 BRECON ROAD ABERGAVENNY MONMOUTHSHIRE NP7 5UH	5,164
SUSANNAH HUMPHREY	29 BRECON ROAD ABERGAVENNY MONMOUTHSHIRE NP7 5UH	1,450

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 05-DEC-2007

Name and Address of Shareholder		Holding
LYNNE JEWELL	27 CLONKAKILTY WAY PONTPRENNAU CARDIFF CF23 8PR	1,190
MR MATHEW JONES	9 EAST AVE GRIFFITHSTOWN PONTYPOOL GWENT NP4 5AB	1,314
PAMELA HAYES-JONES	117 STATION ROAD YSTRADGYNLAIS SA9 1PL	4,381
GARETH LEWIS	BRYNGWYN 7 WINDSOR ROAD RADYR CARDIFF CF15 8BQ	438
ANNE-MARIE PERKINS	302 MARSHFIELD ROAD CASTLETON CARDIFF CF3 2UU	2,286
BEVERLY ANN PUNTER	1 CLOS DOL HEULOG PONTPRENNAU CARDIFF CF23 8AT	660
AMANDA RADFORD	24 FOXBOROUGH SWALLOWFIELD READING RG7 1RW	2,190
MR LAWRENCE TULIP	33 DARTINGTON DRIVE PONTRENNAU CARDIFF CF23 8SA	5,476
KATHRYN ANN WATKINS	10 LEWIS STREET ABERSYCHAN PONTYPOOL TORFAEN NP4 7AR	1,537
LINSY LEA WILLIAMS	STEEPHOLM BASSALEG NEWPORT NP10 8RW	3,286
ROBERT WILLIAMS PERKINS	302 MARSHFIELD ROAD CASTLETON CARDIFF CF3 2UU	1,000
PAUL WOOTON	30 CLAREMONT MALPAS NEWPORT NP20 6PJ	2,701

Run Date: 06-DEC-2007 10:11AM
Ref: RS2802 V4.1e

Company Code: G121

<u>**Return of Allotment**</u>

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 05-DEC-2007

Name and Address of Shareholder		Holding
RUTH WOOTON	30 CLAREMONT MALPAS NEWPORT NP20 6PJ	2,775

Return of Allotment

GYRUS GROUP PLC

Company Code: G121

Registration Number 3234242

ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 05-DEC-2007

Total Number of Shareholder Accounts printed	25
Total holding for Return of Allotment	58,702

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
OPT OPTION	2230 NEW SHARES ALLOTMENT	58,702
		58,702

Return of Allotment

Company Code: G121

GYRUS GROUP PLC

Registration Number 3234242

ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 05-DEC-2007

R U N   P A R A M E T E R S

P r o c e s s i n g   O p t i o n s

Share Class 01   ORD 1P

Registration Date 03-DEC-2007 to 05-DEC-2007

Sortkey Start
Sortkey End

Transaction Code	Posting Type
OPT OPTION	2230 NEW SHARES ALLOTMENT

Batch 003766

Companies House

for the record

88(2)

RECEIVED

2008 JAN 10 A 11:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	12	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1658		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name MR NEIL WILLIAMS	Class of shares allotted	Number allotted
Address 13 VAYNOR STREET, PORTH	ORDINARY	1,658
UK Postcode CF39 0DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

END

Signed [signature] Date 13.12.2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
40, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKSHIRE RG41 5RA Tel 0118 921 9724

DX number DX exchange